Looking Back, 2001 Really Was a Terrific Year
--------------------------------------------------------------------------------

                                 Record Earnings



                               Record Asset Levels



                              Record Deposit Levels



                               Record Loan Levels



                              Record Revenue Levels



                            92% Share Price Increase



          Successfully Raised $22 Million Through Common Stock Offering



        Agreed to Acquire Wayne Hummer Companies--Full Service Brokerage,
                     Asset Management and Mutual Fund Firm



We have always had a policy of presenting our goals, objectives and financial results in an up front manner to our shareholders. In this annual report, we are confirming our policy of reporting thoroughly the financial results, accounting policies and objectives of Wintrust Financial Corporation and our operating subsidiaries. We hope you enjoy the report.
--------------------------------------------------------------------------------
All share and per share amounts reflected in this report have been restated to reflect the 3-for-2 stock split, effected in the form of a 50% stock dividend, declared in January 2002, paid on March 14, 2002 to shareholders of record on March 4, 2002.

Selected Financial Trends
--------------------------------------------------------------------------------

                     *** TOTAL ASSETS BAR CHART OMITTED ***

                  *** EARNINGS PER SHARE BAR CHART OMITTED ***

                      *** NET INCOME BAR CHART OMITTED ***

                      *** NET REVENUE BAR CHART OMITTED ***

              *** BOOK VALUE PER COMMON SHARE BAR CHART OMITTED ***

                 *** RETURN ON AVERAGE EQUITY BAR CHART OMITTED ***

All share and per share amounts reflected in this annual report have been restated to reflect the 3-for-2 stock split, effected in the form of a 50% stock dividend, declared in January 2002, paid on March 14, 2002 to shareholders of record on March 4, 2002.

Selected Financial Highlights
--------------------------------------------------------------------------------


All share and per share amounts reflected in this annual report have been restated to reflect the 3-for-2 stock split, effected in the form of a 50% stock dividend, declared in January 2002, paid on March 14, 2002 to shareholders of record on March 4, 2002.

                                                                          Years Ended December 31,
                                                  -------------------------------------------------------------------------
                                                      2001           2000           1999            1998           1997
                                                  -------------------------------------------------------------------------
                                                                 (dollars in thousands, except per share data)
Selected Financial Condition Data (at end of year):
     Total assets                                 $  2,705,422    $ 2,102,806     $ 1,679,382    $ 1,348,048   $ 1,053,400
     Total deposits                                  2,314,636      1,826,576       1,463,622      1,229,154       917,701
     Total net loans                                 2,061,383      1,558,020       1,278,249        992,062       712,631
     Notes payable                                      46,575         27,575           8,350              -        20,402
     Federal Home Loan Bank advances                    90,000              -               -              -             -
     Long term debt - trust preferred securities        51,050         51,050          31,050         31,050             -
     Total shareholders' equity                        141,278        102,276          92,947         75,205        68,790
---------------------------------------------------------------------------------------------------------------------------
Selected Statements of Operations Data:
     Net interest income                          $     74,014    $    61,000     $    47,734    $    36,764   $    26,772
     Total net revenues                                102,812         79,306          57,542         44,839        31,716
     Net income                                         18,439         11,155           9,427          6,245         4,846
     Net income per common share - Basic                  1.34           0.85            0.76           0.51          0.42
     Net income per common share - Diluted                1.27           0.83            0.73           0.49          0.40
     Cash dividends declared per common share            0.093          0.067               -              -             -
---------------------------------------------------------------------------------------------------------------------------

Selected Financial Ratios and Other Data:
Performance Ratios:
     Net interest margin                                  3.49%          3.66%           3.54%          3.43%         3.41%
     Core net interest margin (1)                         3.73           3.91            3.75           3.50          3.41
     Non-interest income to average assets                1.24           0.99            0.66           0.69          0.58
     Non-interest expense to average assets               2.83           3.12            2.65           3.04          3.18
     Net overhead ratio                                   1.59           2.13            2.00           2.36          2.60
     Net overhead ratio - excluding fraud charge          1.59           1.90            2.00           2.36          2.60
     Efficiency ratio                                    63.66          72.33           68.63          79.75         86.03
     Return on average assets                             0.79           0.60            0.63           0.53          0.56
     Return on average equity                            15.24          11.51           11.58           8.68          7.88

     Average total assets                         $  2,328,032    $ 1,853,582     $ 1,496,566    $ 1,177,745  $    858,084
     Average total shareholders' equity                120,995         96,918          81,381         71,906        61,504
     Ending loan-to-deposit ratio                         89.1%          85.3%           87.3%          80.7%         77.7%
     Average loans to average deposits ratio              87.4           87.7            86.6           80.1          80.1
     Average interest earning assets to
       average interest bearing liabilities             109.35         107.24          106.96         108.92        109.93

Asset Quality Ratios:
     Non-performing loans to total net loans              0.63%          0.62%           0.54%          0.55%         0.59%
     Non-performing assets to total assets                0.48           0.46            0.41           0.45          0.40
     Allowance for possible loan losses to:
       Total loans                                        0.66           0.67            0.69           0.71          0.72
       Non-performing loans                             105.63         107.75          126.10         129.66        121.64

Common Share Data at end of year:
     Market price per common share                $      20.38  $       10.63  $        10.17  $       13.09  $      11.33
     Book value per common share                  $       9.72  $        7.92  $         7.06  $        6.15  $       5.65
     Common shares outstanding                      14,531,665     12,921,592      13,156,207     12,224,919    12,177,784

Other Data at end of year:
     Number of:
       Bank subsidiaries                                     7              7               6              6             6
       Non-bank subsidiaries                                 3              3               3              2             1
       Banking offices                                      29             28              24             21            17
---------------------------------------------------------------------------------------------------------------------------

(1) The core net interest margin excludes the interest expense associated with the Company's Trust Preferred Securities.

To our Fellow Shareholder,
--------------------------------------------------------------------------------

Welcome to Wintrust Financial Corporation's sixth annual report. 2001 was a terrific year for our young organization and its growing list of subsidiaries. During each quarter of 2001, our de novo strategy generated record levels in the categories of loans, deposits, assets and net income. This makes us, once again, one of the fastest growing bank groups in the U.S. We also achieved an annual return on equity of 15.24%, the highest annual return on equity in our history, and our stock price reached record levels in 2001. And we strategically strengthened our full-service financial provider capabilities with the 2002 acquisition of Wayne Hummer Investments LLC and Wayne Hummer Management Company. Wintrust Financial is well positioned for the future, and 2002 should be a terrific year as well.

                *** WAYNE HUMMER INVETMENTS LLC LOGO OMITTED ***


We declared our first stock split in January 2002, a 3-for-2 split effected in the form of a 50% stock dividend, which was paid on March 14, 2002. As required, all share and per share amounts shown in this report have been restated to reflect the stock split.

FIRST, SOME THANK YOU'S

As we have done every year in this report, it is only right to start off by thanking all of our dedicated employees who continue to provide our customers with the best service around, bar none. And we would like to thank our clients--banking, investment, trust, premium finance, employment agencies--for allowing us to assist them with their financial affairs. We would also like to thank our more than 100 directors of Wintrust Financial Corporation and our subsidiaries for their sage advice and community contacts. And finally we'd like to thank our shareholders, for keeping us focused on what we do best--profitably growing our franchises by delivering our unique brand of superior customer service.

                   *** NUMBER OF BANK FACILITIES OMITTED ***

WE'VE COME A LONG WAY IN TEN YEARS

It's humbling to step back and realize that our first bank, Lake Forest Bank & Trust, is only ten years old. We've come a long way from that small, store-front operation which we launched in 1991. Here are some of our accomplishments:

o    We are now a $2.7 billion financial services holding company.
o We provide commercial and community banking services to over 50,000 customer households via our seven bank charters and 29 banking facilities located in some of the best markets in Chicago.
o We can now provide all of the non- banking financial products and serv-ices that our customers need, including retail brokerage, asset management, trust services, proprietary mutual funds, annuities, insurance and a wide array of other financial products, through the Wayne Hummer Companies and Wintrust Asset Management Company. This full array of services will fur ther enhance our ability to compete against the large national and regional banks and brokerage institutions.
o We also augment our earning assets and fee revenue through First Insurance Funding's premium finance business and Tricom's payroll funding and processing business for the temporary staffing industry.


                 *** ASSET GROWTH BY BANK LINE GRAPH OMITTED ***

BUILDING SHAREHOLDER VALUE VIA DE NOVO GROWTH

Our de novo community banking growth strategy has served us well. We have created strong community banking franchises in affluent, suburban-Chicago markets and have achieved a leadership market share position in all of our mature markets.

===========================================================
                                                    Deposit
                                                     Market
                                            Initial  Share
                Bank                        Opening  Rank*
----------------------------------------------------------
 1. Lake Forest Bank & Trust--Lake Forest     12/91     2
 2. Hinsdale Bank & Trust--Hinsdale           10/93     2
 3. North Shore Community Bank & Trust--
     Wilmette                                 09/94     2
 4. Libertyville Bank & Trust--Libertyville   10/95     1
 5. Barrington Bank & Trust--Barrington       12/96     2
 6. Crystal Lake Bank & Trust--Crystal Lake   12/97     3
 7. Northbrook Bank & Trust--Northbrook       11/00     7
===========================================================
* FDIC deposit market share as of June 30, 2001

In our fifth full year as a public corporation, we continued to make terrific progress on all fronts. By balancing growth and improved profitability, we have been able to achieve something that few banks around the country can boast about these days--compound growth rates in both earnings and assets that exceed our peer group by a large margin. Our core earnings are growing quickly as our portfolio of de novo banks mature and we reap the benefits of becoming an asset-driven organization.


=============================================================
                                Compound Growth Rates
                        1 year    2 year    3 year    4 year
                        -------------------------------------
Total Assets             28.7%     26.9%     26.1%     26.6%
Total Loans              32.3%     27.0%     27.6%     30.4%
Total Deposits           26.7%     25.8%     23.5%     26.0%
Total Revenue            29.6%     33.7%     31.9%     34.2%
Net Income               34.0%*    39.9%     43.5%     39.7%
=============================================================
* Excludes non-recurring after-tax charge reported in 2000


HIDDEN EARNINGS POTENTIAL

Importantly, we believe our de novo growth strategy has a sizeable hidden earnings potential. The following graphs illustrate that as our young banks mature and preform like our older banks, our internally generated growth rate should continue and our earnings should explode.

              *** NET REVENUE GROWTH BY BANK LINE GRAPH OMITTED ***

A number of trends are worth pointing out. First, we have generally been able to grow our recently introduced banks at the same historical rate as we grew our initial banks. That is because we use the same proven "recipe" for starting and growing each of our banks. Secondly, we have also been able to continue to grow our mature banks by adding de novo branches in new markets and improving their market penetration in existing markets. Thirdly, we fully expect that these young banks will follow the same improving profitability trend line as their maturing siblings. The earnings performance of our young banks are enhanced as they mature and grow into their infrastructure. If we can continue to achieve increased performance as assets grow, the organization will experience significant increases in earnings.


               *** EARNINGS GROWTH BY BANK LINE GRAPH OMITTED ***

OUTPACING THE MARKETPLACE

The respected market maker, Stifel, Nicolaus & Company, recently published data for the 57 bank holding companies they regularly track and this data ranks Wintrust Financial's performance as:

     o    #1-Five year annual compound growth rate in revenue

     o    #1-Five year annual compound growth rate in earnings per share

While some banks are successful in growing either earnings by consolidating and shrinking operations, or growing assets with significantly reduced earnings or lowered share price due to acquisitions, very few have been able to simultaneously grow both earnings and assets at the levels we have achieved.

              *** TOTAL SHAREHOLDERS' EQUITY BAR CHART OMITTED ***


Our stock price ended the year at $20.38 per share, or 92% higher than at December 31, 2000. We consider the sharp upward movement in the stock price to be long overdue recognition of the Company's growth and performance. By contrast, for the year 2001 the Nasdaq Composite Index was down 21% and the Nasdaq Bank Index was up only 10%. We continue to believe that we can achieve further increases in shareholder value over the long term as we continue to execute our strategy.


                     *** PICTURE OF 3 EXECUTIVES OMITTED ***



WHAT COMES NEXT

Please enjoy the remainder of our 2001 Annual Report, which highlights the following areas:

   o Overall Financial Performance
   o Our Subsidiaries--An Update
   o The Newest Family Member--the Wayne Hummer Companies
   o The Future Looks Bright Indeed
   o Consolidated Financial Statements and Notes
   o Report of Independent Auditors
   o Management's Discussion and Analysis
   o Directors & Officers
   o Corporate Locations
   o Corporate Information

We continue to be grateful for your support of our organization and are enthusiastic about making the year 2002 an even better year in terms of growth in earnings and assets. And we look forward to breaking even more records!

Thank you for being a shareholder.


Sincerely,
John S. Lillard
Chairman

/s/ John S. Lillard



Edward J. Wehmer
President & Chief Executive Officer

/s/ Edward J. Wehmer


David A. Dykstra
Senior EVP & Chief Operating Officer

/s/ David A. Dykstra

Overall Financial Performance
--------------------------------------------------------------------------------

In 2001 we again achieved record earnings, surpassed the $2.7 billion asset level, and recorded 20-40% compound growth rates in all major financial categories. Here is an overview summarizing our financial and other accomplishments during 2001:

                    *** TOTAL DEPOSITS BAR CHART OMITTED ***

                    *** TOTAL NET LOANS BAR CHART OMITTED ***


     o Wintrust generated record earnings for the year and, in fact, had record earnings each quarter during the year. The Company recorded earnings of $18.4 million for the year compared with $11.2 million in 2000, up 65%. Excluding a non-recurring charge in 2000, net income was up 34% in 2001;
     o Net income reached $5.2 million for the quarter ended December 31, 2001, an increase of 35% over the $3.8 million recorded in the fourth quarter of 2000;
     o On a per share basis, net income totaled $0.33 per diluted common share for the fourth quarter of 2001, up from $0.29 in the fourth quarter of 2000; and, on a year-to-date basis, net income per common share totaled $1.27 compared to the $0.83 reported in 2000, a 53% increase. Excluding the aforementioned non-recurring charge in 2000, net income per diluted common share increased 23%. Strong growth, despite increasing our outstanding shares with a common stock offering;
     o For the twelve months of 2001, return on average equity increased to 15.24%, the highest annual return on equity rate that our young
          Company has achieved. By industry standards, that would make us a "high performing" bank group;
     o Total assets rose to $2.7 billion as of December 31, 2001, an increase of $603 million, or 29%, compared to a year ago. We continue to show strong and consistent asset growth in each of our banks;
     o Total deposits reached $2.3 billion as of year-end 2001, an increase of $488 million, or 27%, compared to December 31, 2000;
     o Total loans grew to $2.1 billion as of December 31, 2001, an increase of $503 million, or 32%, compared to a year ago;
     o Our net overhead ratio, a measure of operating efficiency, improved to 1.50% in the fourth quarter of 2001 from 1.90% in the prior year quarter;
     o Our asset quality remains strong, as the level of non-performing assets is very manageable;
     o In late December, Northbrook Bank & Trust (our newest de novo bank) moved into its new permanent facility. At the end of December 2001, it has already surpassed the $85 million asset level, making this one of the fastest growing Wintrust community banks ever;
     o We continue to be one of the fastest growing bank groups in the country, not only in assets, but in earnings and revenues as well;
     o We successfully raised $22 million through a public offering of our common stock;
     o In January 2002, we approved a 29% increase in the semi-annual dividend to $0.06 per common share;
     o Also in January 2002, we declared a 3-for-2 stock split of the Company's common stock;
     o In December 2001, we announced an agreement to acquire Chicago-based Wayne Hummer Investments LLC, a full service brokerage company, and Wayne Hummer Management Company, an asset management and mutual fund firm, for $28 million in cash, stock and deferred cash payments. We successfully closed this transaction in February 2002.

FOURTH QUARTER "RUN RATE" INDICATES EVEN GREATER UPSIDE

As a relatively young banking group that is aggressively growing both assets and earnings, looking at our "total year" results can understate our true performance. If we were to annualize the fourth quarter's net income, we would generate net income in 2002 of $20.7 million, before any improvement in performance. This would represent a 12% pro-forma increase in net income over 2001 results, before any expected improvement. If we were to factor in growth, which is reasonable given our track record and the continued maturation of our young franchise, we conclude that Wintrust Financial Corporation should have another impressive year in 2002.


PERFORMANCE VERSUS GOALS

At Wintrust, we set aggressive goals and evaluate our performance versus those goals. Progressing towards these financial goals over the next few years will make our Company a high performing bank relative to its peers. In 2001, we made good progress towards achieving most of these goals and expect continued improvement as our young franchises--the community banks and our other subsidiaries--grow and mature. Although our Core Net Interest Margin has declined slightly this year due to the precipitous cuts in interest rates by the Federal Reserve Bank, the following performance statistics indicate that we are making overall improvement in the financial performance of the Company.




PERFORMANCE MEASUREMENTS
--------------------------------------------------------------------------------
                                     Our           Year ended 12/31,
                                                  -------------------
                                     Goal        2001    2000     1999
                                 ---------------------------------------
Core Net Interest Margin (1)       4  - 4.5%     3.73%   3.91%    3.75%
Net Overhead Ratio               1.5  - 2.0%     1.59%   2.13%    2.00%
Return on Average Equity          20  -  25%    15.24%  11.51%   11.58%
Return on Average Assets                1.5%     0.79%   0.60%    0.63%
Earnings per Diluted
   Common Share                                 $1.27   $0.83    $0.73
Non-Performing Assets
   as a Percent of Total Assets                  0.48%   0.46%    0.41%
--------------------------------------------------------------------------------
(1) By definition, our Core Net Interest Margin excludes the impact of interest expense associated with the Company's Trust Preferred Securities offerings.



                  *** NET INTEREST MARGIN BAR CHART OMITTED ***


NET INTEREST MARGIN AND OTHER INCOME

While the 2001 interest rate environment was very volatile with eleven rate cuts by the Federal Reserve Bank during the year, our net interest margin declined just slightly and still was close to goal. However, our net interest income increased 21% as compared to the prior year due to strong growth in our earning asset base. We think we are well positioned to deal with this unprecedented rate environment and our net interest margin should benefit in the event that rates begin to rise in 2002 as forecasted.

One of our strategies is to diversify our revenue streams so we can weather any adverse economic condition that may impact a section of our operating earnings. As a result of this strategy, our non-interest income continues to grow and totaled $28.8 million in 2001, an increase of 57% over the prior year. This growth was mainly a result of a higher level of fees from originating and selling residential mortgage loans into the secondary market, an increase in income from premium finance receivables which were sold to an unrelated third party, and enhanced fee income received

                  *** NET OVERHEAD RATIO BAR CHART OMITTED ***
from active management of our investment portfolio. As a result, our non-interest revenues comprised 28% of our net revenues in 2001 compared to 23% in 2000. Look for non-interest revenues to improve in 2002 with the addition of the Wayne Hummer Companies.


ASSET QUALITY IS GOOD AND STABLE

Your management understands that maintaining good credit quality is extremely important to overall profitability. To that end, we are pleased to report that non-performing asset levels remain relatively low. In fact, our ratio of non-performing assets as a percentage of total assets has consistently been below 0.50%. While you read about many other banks experiencing higher levels of problem loans, our conservative lending strategy is resulting in a low level of non-performing assets. In fact, a small number of credits comprise the core non-performing loans total. The small number of such non-performing loans allows management to effectively monitor the status of these credits. Careful underwriting of loans and diversification of credit risks contribute to the low level of problem loans.


SUCCESSFUL CAPITAL OFFERING

In June, we successfully completed an offering of 1,488,750 shares of common stock at a price of $16.00 per share which generated net capital to the company of approximately $22.2 million. We are very pleased with the results of the offering which was over subscribed. The additional capital enables us to continue to grow our community banking and financial services franchise. U.S. Bancorp Piper Jaffray acted as lead manager of the underwriters for the offering and Stifel, Nicolaus & Company, Incorporated, Advest, Inc. and Howe Barnes Investments, Inc. acted as co-managers.


                          *** ADVERTISEMENT OMITTED ***



DIVIDEND INCREASE AND A STOCK SPLIT

In January 2002, our Board of Directors approved a semi-annual cash dividend of $0.06 per common share outstanding. This dividend was paid on February 19, 2002 to shareholders of record as of February 5, 2002. This cash dividend, on an annualized basis, represents a 28.6% increase over the $0.093 per share common stock dividend paid during 2001. Although we have increased the dividend rate every year since one was initiated, as a growing company, we continue to retain approximately 90% of our core earnings to fund future growth and to build our franchise.

As previously mentioned, the Board of Directors also declared a 3-for-2 stock split of the Company's common stock to be effected in the form of a 50% stock dividend, payable on March 14, 2002, to shareholders of record as of March 4, 2002. This is our first stock split and is designed to improve the liquidity of the Company's stock.


                          *** ADVERTISEMENT OMITTED ***

Wintrust Financial Corporation Locations


                          *** LOCATION MAP OMITTED ***

Our Subsidiaries -- An Update
--------------------------------------------------------------------------------

OUR COMMUNITY BANKS

Each of our community banks and non-bank subsidiaries recorded record levels in assets and improvements in earnings in 2001. In recognition of the outstanding performance of our subsidiary management teams and board members, we wanted to include a short update on their achievements in 2001 and plans for 2002.


LAKE FOREST BANK & TRUST

Lake Forest Bank & Trust(R) (LFB&T), which celebrated its 10th Anniversary in 2001, reached $702 million in assets, an increase of $121 million over year ago. Not bad growth for the most mature member of the Wintrust community banks. LFB&T operated with an impressive net overhead ratio of less than 1.0% and generated a 1.61% return on average assets in 2001. LFB&T operates six banking facilities in Lake Forest, West Lake Forest, Lake Bluff and Highwood. As of 06/30/01, FDIC data indicated that LFB&T was the #2 bank (in deposits) in its initial market area. The Bank of Highwood-Fort Sheridan(R), a branch of LFB&T that we opened just two years ago, is now the #1 bank in its market. In 2002 we will be launching a new branch, Highland Park Bank & Trust(TM), in this community immediately to the south of our current marketing area.


           *** LAKE FOREST BANK & TRUST EMPLOYEES PICTURE OMITTED ***


HINSDALE BANK & TRUST

Hinsdale Bank & Trust(R) (HB&T), which was launched eight years ago, reached $513 million in assets in 2001, an increase of $112 million from 2000. This growth rate is impressive for the second oldest Wintrust community bank. HB&T operated with an efficient 1.74% net overhead ratio and generated a 1.16% return on average assets in 2001. HB&T operates five banking facilities in Hinsdale, Clarendon Hills (Clarendon Hills Bank(R)), Western Springs (The Community Bank of Western Springs(R)), and Riverside. Our newest branch, Riverside Bank(TM), was just opened in January 2002 and is off to a great start. HB&T has grown to be the #2 bank in its original market area and just won the local newspaper's award for the best bank in the area.


                   *** NEW RIVERSIDE BANK FACILITY OMITTED ***



NORTH SHORE COMMUNITY BANK & Trust

North Shore Community Bank & Trust(R) (NSCB&T), which was opened seven years ago, reached $563 million in assets in 2001, an increase of $113 million over the prior year. NSCB&T operated with a 1.24% net overhead ratio that is well below the Wintrust average, and generated a 0.98% return on average assets. NSCB&T operates seven banking facilities in Wilmette, Winnetka, Glencoe, and Skokie. In mid-2001, NSCB&T moved into a more convenient space with ATM service and safe deposit boxes in Winnetka, and in early 2003, is planning to open a new full service facility with a drive-through facility in Skokie. NSCB&T has grown to be the #2 bank in its initial market area.


LIBERTYVILLE BANK & TRUST

Libertyville Bank & Trust(R) (LB&T), which opened in October 1995, reached $355 million in assets in 2001, an increase of $68 million from 2000. LB&T operated with a 1.18% net overhead ratio, well below the Wintrust average, and generated a 0.85% return on average assets. LB&T operates five banking facilities, three located in Libertyville and two in Wauconda (Wauconda Community Bank). In 2002, Wauconda Community Bank(R) will be moving into their beautiful new permanent facility right across the street from its key big bank com-petitor. LB&T is also in the process of beginning construction on a new permanent full service facility in South Libertyville. As of 6/30/01, LB&T had grown to be the #1 bank in Libertyville and the #2 bank in Wauconda.


BARRINGTON BANK & TRUST

Barrington Bank & Trust(R) (BB&T), which was opened five years ago, reached $314 million in assets in 2001, an increase of $73 million over year ago. BB&T operated with a 1.64% net overhead ratio, and generated a 0.67% return on average assets--impressive for a young bank. BB&T operates two banking facilities, a main bank in Barrington and a new branch in Hoffman Estates. Hoffman Estates Community Bank(TM), launched in September 2001, is performing very well and is outpacing our original projections. BB&T has grown to be the #2 bank in Barrington. Community Advantage(R), BB&T's condominium association lending division, has established itself as a market leader in the Chicago metropolitan area.


CRYSTAL LAKE BANK & TRUST

Crystal Lake Bank & Trust(R) (CLB&T), which commenced operations four years ago, reached $184 million in assets in 2001, an increase of $59 million over 2000. CLB&T has 39 employees and operated with a 1.68% net overhead ratio. Additionally, profitability was well ahead of budget. CLB&T operates four banking facilities in Crystal Lake, South Crystal Lake, and McHenry. McHenry Bank & Trust, launched in February 2001, is off to a terrific start and is well ahead of original projections. In 2002, McHenry Bank & Trust will be moving into their spacious new permanent facility. We're sure their customers (and employees) will like moving out of the 750 sq. ft. temporary facility! By the end of 2001, CLB&T has grown to be the #3 bank in its primary market. CLB&T also launched their Aircraft Financing Division in 2001, generating $6.5 million in small aircraft loans. This is a business that we will be aggressively growing in 2002.

            *** NEW NORTHBROOK BANK & TRUST MAIN FACILITY OMITTED ***


NORTHBROOK BANK & TRUST

Northbrook Bank & Trust(TM) (NB&T), which was opened in late 2000, reached $86 million in assets in 2001, an increase of $64 million over year ago. This would make NB&T one of the fastest growing Wintrust banks ever. Additionally, this bank reached profitability in the 4th quarter of 2001...another record for a Wintrust community bank. NB&T's staff of dedicated community bankers moved into its beautiful, new full-service facility and drive-through in late 2001 with rave reviews. Deerfield Bank & Trust(TM), a proposed new branch located directly north of our marketing area, is in development at this time.


WINTRUST ASSET MANAGEMENT COMPANY

Wintrust Asset Management Company provides trust and asset management services to all of the communities that the Banks serve. We consider these to be some of the best trust markets in Illinois. Despite a difficult investment environment in 2001, Wintrust Asset Management grew the number of accounts and increased assets under management to $440 million.

Given the demographics of our Banks' marketplaces, we look to trust and asset management revenue to be an ongoing major source of non-interest income for the Company. In 2002, Wayne Hummer Management Company will become part of Wintrust Asset Management. We believe combining these companies will improve distribution and result in an enhanced array of investment products and services for our customers.

FIRST INSURANCE FUNDING

FIRST Insurance Funding Corp(R). used 2001 to refocus its business and improve its customer service and profitability. FIRST spent much of the year reevaluating current customers and ending relationships with those that proved to be unprofitable or marginally profitable. FIRST stopped doing business with more than 1,300 insurance agents, returning to its original focus on large and middle-market commercial insurance agencies.

These changes allowed FIRST to book 20,000 fewer loans in 2001 than in 2000 and increase its average loan size by 50%. Even with these reductions, FIRST's total loan volume topped $1.3 billion, a 21% increase over 2000. With dramatically improved operations and customer service, FIRST will spend 2002 increasing its marketing and sales efforts. These efforts, combined with an increase in insurance premiums nationally, should allow FIRST to grow its volumes by an even greater percentage in 2002.

TRICOM, INC.

In its second full year as a member of the Wintrust family, 2001 was another profitable year for Tricom. Even in an economy where the placement of temporary staffing individuals by Tricom's clients was significantly reduced, Tricom was able to maintain its net revenue contribution to the Company at $8.0 million, compared to $8.1 million in 2000. After expenses, Tricom contributed $1.2 million of net income to the Company in 2001, and on a cash basis, has added approximately $4.0 million of earnings to our consolidated results since the date of our acquisition in October 1999. Accordingly, we continue to be pleased with the return on the investment of Wintrust's first acquisition. Tricom used the downturn in the temporary staffing industry in 2001 as an opportunity to concentrate on upgrading its systems and delivery capabilities and stands ready to handle significant levels of new business as the economy begins to recover and temporary staffing individuals get absorbed back into the marketplace.

The Newest Family Member -- The Wayne Hummer Companies
--------------------------------------------------------------------------------

WHO IS WHI?

Since 1931, Chicago-based Wayne Hummer Investments LLC(R) (WHI) has been providing a full-range of investment products and services tailored to meet the specific needs of individual investors throughout the country. Wayne Hummer is a well respected name in the brokerage business that services a very loyal, affluent client base. WHI also operates an office in Appleton, Wisconsin that was opened in 1936. WHI has approximately 150 employees, including over 40 active brokers, and is a member of the New York Stock Exchange, the Chicago Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers.

                     *** WHI MANAGEMENT PICTURE OMITTED ***

WHI's goal is to help clients define and achieve their financial goals. Whether they are setting their sights on a comfortable retirement, planning to send their children to college, or wanting extra monthly income, WHI is there to help fulfill those dreams. WHI's success stems from the long-lasting relationships that their Investment Executives develop with clients. Getting to know clients by understanding their individual goals, risk tolerance, and investment philosophy is an objective that each WHI Investment Executive shares. Because clients know that advice is always given with their best interest in mind, they have placed a high level of trust with WHI and their Investment Executive.

In 2001, the number of WHI client households is estimated to be in excess of 20,000, with over $4 billion in customer assets in custody. WHI's Appleton, Wisconsin branch has a client base of over 4,000 accounts and serves the greater Appleton area with over 100 years of investment experience on staff.


WHO IS WHMC?

Wayne Hummer Management Company(R) (WHMC), established in 1981, is the investment advisory affiliate of Wayne Hummer Investments and is advisor to the Wayne Hummer family of mutual funds. The Wayne Hummer family of funds include the Wayne Hummer Growth Fund, the Wayne Hummer CorePortfolio Fund, the Wayne Hummer Income Fund, and the Wayne Hummer Money Market Fund. Both the Growth Fund and the CorePortfolio Fund have been recognized as outperforming mutual funds within their respected categories.


** WAYNE HUMMER MANAGEMENT COMPANY EXECUTIVE MANAGEMENT TEAM PICTURE OMITTED **


With assets in excess of $1.0 billion, the investment management group provides advisory services to individuals and institutions, municipal and tax-exempt organizations, including approximately $600 million in the Wayne Hummer Mutual Funds. Additionally, WHMC also provides portfolio management and continuous financial supervision for a wide-range of pension and profit sharing plans. These defined portfolios are managed for public and private clients, bank portfolios and trusts, endowments and foundations, and both taxable and tax-deferred portfolios of individual investors. WHMC managed over $400 million in these portfolios at the end of 2001.

WHO IS FI?

Focused Investments LLC(R), a NASD member broker/dealer, is a wholly owned subsidiary of WHI and provides a full range of investment solutions to clients through a network of community-based financial institutions throughout the Midwest. We anticipate continued growth and enhanced resources as a result of synergies created through the Wintrust affiliation. Focused Investments will continue to operate as a wholly owned subsidiary of WHI.

                    *** FOCUSED INVESTMENTS LOGO OMITTED ***


WHAT ARE THE TERMS OF THE TRANSACTION?

The purchase price of $28 million was comprised of $8 million of cash, 762,742 shares of Wintrust's common stock (valued at $15 million) and $5 million of deferred cash payments to be made over a three-year period subsequent to the closing date. We agreed to also pay additional contingent consideration upon the attainment of certain performance measures over the next five years. And to ensure continuity, all former principals of WHI and WHMC agreed to sign management employment contracts.

The transaction is expected to be slightly accretive to our Wintrust 2002 earnings per share. Additional positive impact should be experienced to the extent that amounts currently invested in the money market mutual fund are transferred into bank deposits and invested in earning assets at Wintrust banks.


              *** WAYNE HUMMER MANAGEMENT COMPANY LOGO OMITTED ***


HOW WILL THE MERGER WORK? WHAT BRANDING WILL BE USED BY THE RESULTING COMPANIES?

The Wayne Hummer brand name is well known and respected in the Chicago metropolitan area and its client base is nationwide. Accordingly, it makes sense for us to continue to use the Wayne Hummer name in our brokerage and asset management operations. As such, during 2002, we will merge the asset management business of WHMC and Wintrust Asset Management Company and create a new name for the combined asset management business using the Wayne Hummer branding. WHI will continue operating as Wayne Hummer Investments and will be managed by the current WHI management team.


WHAT ARE THE BENEFITS TO WINTRUST FINANCIAL CORPORATION SHAREHOLDERS AND CUSTOMERS?

For Wintrust, this was a transaction with a well-respected Chicago firm with consistent profitability, a solid investment performance, a loyal client base, and a strong corporate culture. It is fully supported by both parties. The additional revenue provided by the Wayne Hummer Companies will further diversify Wintrust's revenue stream and is expected to result in non-interest income in excess of 40% of total net revenues, up from the current level of 28%.

Currently, the Wayne Hummer Companies have over $400 million in a money market mutual fund that would be beneficial to eventually migrate into deposits in the Wintrust banks. Using these deposits to fund our excess loan production would generate attractive spreads and could significantly increase our earnings per share. To accomplish this, we plan to offer a superior market-rate, FDIC-insured, cash management account in which Wayne Hummer customers can invest their liquid assets. We will also offer large balance clients the opportunity to receive up to $700,000 in FDIC insurance by depositing these excess balances in up to seven Wintrust banks. This extra-FDIC insurance product takes strategic advantage of Wintrust's seven (and eventually more) bank charters.

The Future Looks Bright Indeed
--------------------------------------------------------------------------------

Wintrust will now be able to offer full-service WHI brokerage services and WH mutual funds to its bank and trust/investment customers. The addition of these services allows the Wintrust organization to take another big step forward in its efforts to be a "one-stop" shop for all of its customers' financial needs. Our Wintrust banks will also benefit from offering additional banking deposit and loan products to over 20,000 Wayne Hummer customer households. This merger will also help make Wintrust's trust and investment business profitable and will result in over $1.0 billion in assets under direct management including the existing mutual funds.


WHAT ARE THE BENEFITS TO WAYNE HUMMER OWNERS AND CUSTOMERS?

This merger gives Wayne Hummer Companies the opportunity to expand market share and earnings at a much faster pace by joining Wintrust Financial and its group of community banks. Wintrust's seven banks and 29 banking facilities provide additional distribution channels in high potential affluent markets. In addition to the aforementioned market-rate FDIC insured cash management account which will provide up to $700,000 of FDIC insurance per customer,cross selling WHI brokerage and the WHMC family of mutual funds to Wintrust's 50,000 customer households represents a sizeable growth opportunity.

We will be able to offer trust and estate services via our trust company powers to Wayne Hummer's asset management and brokerage clients. These services are currently outsourced by the Wayne Hummer Companies.


NET, NET--WIN, WIN

This transaction is a win-win situation for both companies and more importantly for our customers. Wintrust is partnering with a company that has a terrific history and operating culture, outstanding growth and profit potential, and a dedicated management team. We are both very excited about this new relationship.


The union of our two companies just feels like a good fit. Wayne Hummer and Wintrust are organizations that share similar values. Wayne Hummer's beliefs regarding the importance of superior customer service, staying ahead of the curve on technology, and following the highest ethical standards makes for a good fit. A strong corporate culture and employee loyalty are pervasive in both companies. And, importantly, there is very little overlap in the products and services that the merging firms offer. It looks like a win/win for both organizations, our employees, and our customers.

                           *** ADVERTISING OMITTED ***


                           *** ADVERTISING OMITTED ***

PROFITABLE GROWTH STRATEGIES

At Wintrust, we believe that profitable growth is a key ingredient in building long-term shareholder value. Future growth will be fueled by adhering to a variety of proven successful de novo strategies and new acquisition-related strategies that will enable us to gain market share in key areas and continue this growth. Some of these strategies may include:

     o Growing our existing bank and investment franchises--Increase market share by 1) cross selling existing customers additional banking, investment, trust, and other financial services, 2) attracting new customers, and 3) adding new branches and distribution channels;
     o Creating new de novo franchises--Introduce new banks in high opportunity markets and create new earning asset niches;
     o Partnering with or acquiring existing community banks in high opportunity markets;
     o Partnering with or acquiring non-banking financial services firms to expand our portfolio of investment services, asset niches, and fee revenues;
     o Being "asset driven"--Generating excess earning assets to augment our community bank lending;
     o Continuing to diversify our revenue streams by starting up or acquiring fee based businesses;
     o Bringing money market balances at Wayne Hummer into our banks to profitably fund our excess loan volume; and,
     o Utilizing the internet as an additional distribution vehicle for current products and a portal to marketing and distributing new products.

GROWING OUR BANK AND INVESTMENT FRANCHISES--A HUGE OPPORTUNITY

We have built our de novo franchises from scratch with aggressive, hard-hitting consumer marketing that includes both customer acquisition and cross selling programs. With our acquisition of the Wayne Hummer Companies, we have significantly increased the cross sell opportunities. Now we can offer our banking customers a full range of non-bank financial services, including retail brokerage, managed investments, mutual funds, annuities, insurance and a wide array of other financial services products. And we can offer our Wayne Hummer customers banking and trust products and services. We also will grow the Wayne Hummer brand with awareness building marketing, targeted product marketing, and expansion of Wayne Hummer distribution channels to our affluent bank locations. We believe this represents a huge growth opportunity for the banks and our investment companies.

                           *** ADVERTISING OMITTED ***


DE NOVO EXPANSION

We continue to selectively expand our current franchises into new high opportunity market areas. We have generally allocated approximately ten cents per share to de novo growth. Depending on the opportunities available in the marketplace, on occasion we may deviate from that amount, but we believe that level of investment is appropriate. Clearly, the additional market share garnered by this expansion should add to future earnings growth and increased franchise value.

                           *** McB&T LOGO OMITTED ***


In 2001, we opened the following de novo banks and branches:

     o    McHenry Bank & Trust (branch of Crystal Lake Bank & Trust)
     o    Hoffman Estates Community Bank (branch of Barrington Bank & Trust)
     o    Launched Northbrook Bank & Trust new permanent facility

In the near future we plan to open the following banks and branches: Riverside Bank (a branch of Hinsdale Bank & Trust that opened in January 2002), Highland Park Bank & Trust (a branch of Lake Forest Bank & Trust), North Shore Community Bank & Trust-Skokie (a full service location including a drive through), Wauconda Community Bank's (a branch of Libertyville Bank & Trust) new permanent facility, Libertyville Bank & Trust-South Libertyville's full service location, McHenry Bank & Trust's (a branch of Crystal Lake Bank & Trust) new permanent facility, and bank #8, We have also purchased property for Deerfield Bank & Trust, a branch of Northbrook Bank & Trust.


POTENTIAL ACQUISITIONS

We continue to evaluate other Chicagoland community banks with the goal of partnering with us by merging their community-based bank or branches into the Wintrust family of banks. As we have said in the past, Wintrust is a logical partner for many smaller community banks because of the liquidity and value-added operational benefits we could bring, and the fact that we would allow the bank to continue to operate locally with their own name and management team.

In addition to the Wayne Hummer acquisition, we are looking at other managed investments acquisitions that will "bulk up" this important fee generator. We also continue to look to add earning asset niches, either as start-up operations or through acquisition. This type of growth will add diversified earning asset and fee-based business niches to supplement Wintrust's banking revenues.

As our stock price rises and our "currency" becomes more valuable, acquisitions become a more viable avenue for future growth and enhanced shareholder value. Your management team and Board of Directors are dedicated to being disciplined with regard to pricing potential acquisitions to be accretive to earnings per share. We will keep evaluating potential acquisitions and will update you regularly on our progress.


EARNING ASSET NICHES--A KEY STRATEGY TO FUEL OUR GROWTH

Experience tells us that the typical community bank can generate loans from local consumers and small businesses that represent about 60% of their lending capacity without compromising credit quality. That's because in most suburban communities, there are more consumer and small business deposit opportunities than there are loans. Most community banks can't overcome this limitation and are unable to grow beyond a certain size.

                           *** ADVERTISING OMITTED ***

We augment our community banks' loan portfolios with additional earning assets generated by our specialty earning asset niches. This not only allows us to improve the profitability of our community banks by optimizing their earning asset base, but also allows them to diversify their loan portfolios. Our ability to compete in the future will continue to be aided by this asset strategy.

                            *** PIE CHART OMITTED ***

We generate additional loan volume from a number of specialty earning asset niches, most of which were developed internally:

     o    Commercial premium finance lending
     o    Temporary staffing industry financing (acquisition)
     o    Indirect auto lending
     o    Equipment leasing (acquisition)
     o    Condominium and association lending
     o    Mortgage warehouse lending
     o    Small craft aviation lending

THE BENEFITS OF BEING "ASSET DRIVEN"

In 2001, with the help of our growing earning asset niches, we again accomplished our objective of being an "asset driven" organization. Having an excess of loans is beneficial to the Company for a number of reasons. It allows us:

     o To be more profitable and to fund more aggressive growth. Excess loan volume allows us to immediately invest any new deposit dollars in loans that have higher interest rates than alternative short-term investments. This allows us be more aggressive in key markets where we want to increase market share because we are generating sufficient higher yielding assets to invest the new deposits;

     o To increase revenues on excess loan volumes. In 2001, we sold approximately $245 million of premium finance receivables to an unrelated financial institution. We anticipate continuing this practice in the future as we balance growth and earnings. We should note that these assets are also profitable sources of interest income and to the extent we have the future liquidity, capital and opportunity to absorb these excess loan volumes, we could maintain such assets on our books at even higher profit levels. Specifically, these assets are well suited for investment of the funds that we anticipate migrating from the Wayne Hummer money market fund. Accordingly, as the fund migration occurs, the level of loan sale activity could be less in 2002 than in 2001; and

     o To diversify our asset mix into various different loan types, thereby reducing any concentration of credit risk.


                         *** HE WEBSITE LOGO OMITTED ***


..COMMUNITY BANKING(TM), WINTRUST STYLE

Our innovative on-line financial services called .community banking(TM) helps customers track and control finances, all from the comfort of their home or office, at any time. In 2001, we made a series of enhancements to our community banks' on-line financial services including:

     o Check Register--which allows users to better manage payments, maintain their checkbook online, help reconcile these items with their bank statements, and store up 16 months of checking or money market account history;
     o On-line Mortgage Application--which allows users to easily enter their home loan application data on-line and provide quick on-line approval;
     o Customizable User ID--which allows users to change their User ID's from the bank assigned User ID; and
     o Longer Deposit History--deposit history can now be queried for last posting date, last 7 days, last 75 transactions, current statement, prior statement, or all history that is available on-line.


OTHER PLANNED TECHNOLOGY INITIATIVES

Our Wintrust banks are firm believers in the value of investing in technology to improve our services and improve our operating efficiency. To that end we have created a Wintrust Information Technology Services (WITS) operational facility in Villa Park, Illinois, to house the operational end of a number of technology initiatives. Here are our 2002 consumer technology initiatives:

     o    Statement Processing--new  internally produced statement and notices
     o    Imaging--historical imaged checks and statements
     o CheckManager Plus--a better way to manage your checks via optional imaged checks with statement
     o    Annual CD ROM--historical statements and check images

We also plan to introduce a number of technology initiatives for our business customers:

     o    Improved retail lock box services--additional cash management services
     o    i-businessbanking.com--improved on-line business banking services
     o    E-mail statements and check images
     o    Quarterly and/or annual CD ROM--historical statements and check images

                     *** I BUSINESS BANKING LOGO OMITTED ***


MAXSAFE(TM) CD--THE RIGHT INVESTMENT ALTERNATIVE WHEN BOTH HIGH RETURN AND ADDED SECURITY ARE IMPORTANT

In 2002, we will begin testing an innovative new kind of investment account--the MaxSafe CD--with seven times the security of a normal CD. This product leverages our seven bank charters by "waterfalling" deposits in excess of $96,000 into other Wintrust community bank account(s). Seven banks equal seven times the usual level of FDIC insurance for maximum protection. And we can increase this coverage in the future as we add new banks. In today's volatile marketplace, the added security of up to $700,000 in FDIC insurance offers a very relevant and unique value-added benefit. Our plans are to initially introduce this idea as a value-added jumbo CD, but eventually rollout this service to other products--e.g. cash management and money market accounts.


INVESTOR RELATIONS PROGRAM

In 2002, we are continuing our investor relations program which includes: presentations at investor conferences, providing interviews and story ideas to financial publications, distributing investor packages to interested investors through various programs, and making presentations to interested institutional buyers. We believe that communicating our story is important to creating awareness about our Company and thereby creating demand for our stock which will help us raise capital on a cost effective basis.

We have received a lot of nice compliments on our new investor relations web site (www.wintrust.com) complete with a new look and sophisticated navigation system and many new features, including authorizing Wintrust to automatically e-mail interested investors key reports and updates when they become available.

Currently, the following respected investment firms are now writing research on Wintrust and all are currently recommending the purchase of Wintrust common stock.

     o    Advest, Inc.
     o    Howe Barnes Investments, Inc.
     o    Midwest Research
     o    RBC Dain Rauscher Capital Markets
     o    Stifel, Nicolaus & Company, Inc.
     o    U.S. Bancorp Piper Jaffray


                        *** MAXSAFE POSTCARD OMITTED ***

SUMMARY

In summary, we are pleased with the Company's significant growth in 2001. This was a very good year in terms of executing our strategy of balancing growth of the balance sheet with growth in earnings. For the future, we are confident in our corporate strategy and believe we have strong momentum going into 2002.

We are grateful for your support of our organization and are enthusiastic about making the year 2002 another good year in terms of growth in earnings and assets.



                           *** ADVERTISING OMITTED ***

CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)
----------------------------------------------------------------------------------------------------------------
                                                                                            December 31,
                                                                                    ----------------------------
                                                                                          2001           2000
                                                                                    ----------------------------
ASSETS
Cash and due from banks                                                             $    71,575         65,413
Federal funds sold and securities purchased under resale agreements                      51,955        164,641
Interest bearing deposits with banks                                                        692            182
Available-for-sale securities, at fair value                                            385,350        193,105

Loans, net of unearned income                                                         2,061,383      1,558,020
   Less: Allowance for possible loan losses                                              13,686         10,433
----------------------------------------------------------------------------------------------------------------
   Net loans                                                                          2,047,697      1,547,587

Premises and equipment, net                                                              99,132         86,386
Accrued interest receivable and other assets                                             38,936         34,722
Goodwill and other intangible assets, net of accumulated
   amortization of $1,918 in 2001 and $1,233 in 2000                                     10,085         10,770
----------------------------------------------------------------------------------------------------------------

   Total assets                                                                     $ 2,705,422      2,102,806
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Non-interest bearing                                                               $   254,269        198,319
 Interest bearing                                                                     2,060,367      1,628,257
----------------------------------------------------------------------------------------------------------------
   Total deposits                                                                     2,314,636      1,826,576

Short-term borrowings                                                                    28,074         43,639
Notes payable                                                                            46,575         27,575
Federal Home Loan Bank advances                                                          90,000           --
Long-term debt - trust preferred securities                                              51,050         51,050
Accrued interest payable and other liabilities                                           33,809         51,690
----------------------------------------------------------------------------------------------------------------

   Total liabilities                                                                  2,564,144      2,000,530
----------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated as Junior Serial  Preferred Stock A; no shares issued
     and outstanding at December 31, 2001 and 2000                                           --             --
   Common stock, no par value; $1.00 stated value; 30,000,000 shares authorized;
     14,531,665 and 13,285,042 issued at December 31, 2001 and 2000, respectively        14,532         13,285
   Surplus                                                                               97,956         79,282
   Common stock warrants                                                                     99            100
   Treasury stock, at cost; 363,450 shares at December 31, 2000                            --           (3,863)
   Retained earnings                                                                     30,995         13,835
   Accumulated other comprehensive loss                                                  (2,304)          (363)
----------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                       141,278        102,276
----------------------------------------------------------------------------------------------------------------

     Total liabilities and shareholders' equity                                     $ 2,705,422      2,102,806
================================================================================================================

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
--------------------------------------------------------------------------------------------------------------------------
                                                                                          Years Ended December 31,
                                                                              --------------------------------------------
                                                                                   2001             2000            1999
                                                                              --------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                                  $  149,057          130,910          97,270
  Interest bearing deposits with banks                                                10               26             204
  Federal funds sold and securities purchased under resale agreements              5,632            1,627           1,536
  Securities                                                                      11,756           15,621          10,321
--------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                       166,455          148,184         109,331
--------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest on deposits                                                            83,503           78,670          56,026
  Interest on short-term borrowings and notes payable                              2,845            4,371           2,633
  Interest on Federal Home Loan Bank advances                                        942                -               -
  Interest on long-term debt - trust preferred securities                          5,151            4,143           2,938
--------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                       92,441           87,184          61,597
--------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                               74,014           61,000          47,734
Provision for possible loan losses                                                 7,900            5,055           3,713
--------------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for possible loan losses                 66,114           55,945          44,021
--------------------------------------------------------------------------------------------------------------------------

NON-INTEREST INCOME
  Fees on mortgage loans sold                                                      7,831            2,911           3,206
  Service charges on deposit accounts                                              2,504            1,936           1,562
  Trust and asset management fees                                                  1,996            1,971           1,171
  Gain on sale of premium finance receivables                                      4,564            3,831           1,033
  Administrative services revenue                                                  4,084            4,402             996
  Net available-for-sale securities gains (losses)                                   337              (40)              5
  Fees from covered call options                                                   4,344              882             441
  Other                                                                            3,138            2,413           1,394
--------------------------------------------------------------------------------------------------------------------------
     Total non-interest income                                                    28,798           18,306           9,808
--------------------------------------------------------------------------------------------------------------------------

NON-INTEREST EXPENSE
  Salaries and employee benefits                                                  35,628           28,119          20,808
  Equipment expense                                                                6,297            5,101           3,199
  Occupancy, net                                                                   4,821            4,252           2,991
  Data processing                                                                  3,393            2,837           2,169
  Advertising and marketing                                                        1,604            1,309           1,402
  Professional fees                                                                2,055            1,681           1,203
  Amortization of intangibles                                                        685              713             251
  Premium finance defalcation                                                          -            4,320               -
  Other                                                                           11,300            9,471           7,655
--------------------------------------------------------------------------------------------------------------------------
     Total non-interest expense                                                   65,783           57,803          39,678
--------------------------------------------------------------------------------------------------------------------------

Income before income taxes and cumulative effect of accounting change             29,129           16,448          14,151
Income tax expense                                                                10,436            5,293           4,724
--------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                              18,693           11,155           9,427
Cumulative effect of change in accounting for derivatives, net of tax of $161        254                -               -
--------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $    18,439           11,155           9,427
==========================================================================================================================

BASIC EARNINGS PER SHARE:
  Income before cumulative effect of accounting change                       $      1.36             0.85            0.76
  Cumulative effect of accounting change, net of tax                                0.02                -               -
--------------------------------------------------------------------------------------------------------------------------
Net income per common share - Basic                                          $      1.34             0.85            0.76
==========================================================================================================================

DILUTED EARNINGS PER SHARE:
  Income before cumulative effect of accounting change                       $      1.29             0.83            0.73
  Cumulative effect of accounting change, net of tax                                0.02                -               -
--------------------------------------------------------------------------------------------------------------------------
Net income per common share - Diluted                                        $      1.27             0.83            0.73
==========================================================================================================================

See accompanying notes to consolidated financial statements


WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share data)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Accumulated
                                         Compre-                                                        other
                                         hensive                       Common              Retained comprehensive   Total
                                         income    Common               stock    Treasury  earnings    income   shareholders'
                                         (loss)     stock    Surplus  warrants     stock   (deficit)   (loss)      equity
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                    $ 12,225      68,803       100         -     (5,872)     (51)      75,205

Comprehensive income:
   Net income                         $   9,427        -           -         -         -      9,427        -        9,427
   Other comprehensive loss, net of tax:
   Unrealized losses on securities, net of
      reclassification adjustment        (2,220)       -           -         -         -          -   (2,220)      (2,220)
                                         -------
Comprehensive income                      7,207
Common stock issuance, net of costs                  871       9,113         -         -          -        -        9,984
Common stock issued upon
  exercise of stock options                           48         355         -         -          -        -          403
Common stock issued through
  employee stock purchase plan                        12         136         -         -          -        -          148
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                      13,156      78,407       100         -      3,555   (2,271)      92,947

Comprehensive income:
   Net income                            11,155        -           -         -         -     11,155        -       11,155
   Other comprehensive income, net of tax:
   Unrealized gains on securities, net of
      reclassification adjustment         1,908        -           -         -         -          -    1,908        1,908
                                         -------
Comprehensive Income                     13,063
Cash dividends declared on common stock                -           -         -         -       (875)       -         (875)
Purchase of 363,450 shares
  of common stock                                      -           -         -    (3,863)         -        -       (3,863)
Common stock issued upon
  exercise of stock options                          115         763         -         -          -        -          878
Common stock issued through
  employee stock purchase plan                        14         112         -         -          -        -          126
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                      13,285      79,282       100    (3,863)    13,835     (363)     102,276

COMPREHENSIVE INCOME:
   NET INCOME                            18,439        -           -         -         -     18,439        -       18,439
   OTHER COMPREHENSIVE LOSS, NET OF TAX:
   UNREALIZED LOSSES ON SECURITIES, NET OF
      RECLASSIFICATION ADJUSTMENT        (1,378)       -           -         -         -          -   (1,378)      (1,378)
   UNREALIZED LOSSES ON DERIVATIVE
      INSTRUMENTS                          (563)       -           -         -         -          -     (563)        (563)
                                         -------
COMPREHENSIVE INCOME                   $ 16,498
CASH DIVIDENDS DECLARED ON COMMON STOCK                -           -         -         -     (1,279)       -       (1,279)

COMMON STOCK ISSUANCE, NET OF COSTS                1,125      17,234         -     3,863          -        -       22,222
COMMON STOCK ISSUED UPON
  EXERCISE OF STOCK OPTIONS                          106       1,190         -         -          -        -        1,296
COMMON STOCK ISSUED THROUGH
  EMPLOYEE STOCK PURCHASE PLAN                        15         239         -         -          -        -          254
CONVERSION OF COMMON STOCK WARRANTS                    1          11        (1)        -          -        -           11
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                   $  14,532      97,956        99         -     30,995   (2,304)     141,278
-----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

WINTRUST FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Years Ended December 31,
                                                                                         ------------------------------------------
                                                                                               2001           2000           1999
                                                                                         ------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                             $    18,439         11,155          9,427
  Adjustments to reconcile net income to net cash
     used for, or provided by, operating activities:
  Cumulative effect of accounting change                                                         254             --             --
  Provision for possible loan losses                                                           7,900          5,055          3,713
  Depreciation and amortization                                                                8,082          6,619          4,246
  Deferred income tax expense (benefit)                                                        1,791            597           (835)
  Net (accretion) amortization of securities                                                    (578)         1,775           (490)
  Originations of mortgage loans held for sale                                              (515,170)      (161,017)      (263,857)
  Proceeds from sales of mortgage loans held for sale                                        482,690        158,716        273,765
  Gain on sale of premium finance receivables                                                 (4,564)        (3,831)        (1,033)
  Purchase of trading securities                                                             (17,662)        (2,940)        (5,558)
  Proceeds from sale of trading securities                                                    17,678          2,945          5,567
  Gain on sale of trading securities                                                             (16)            (5)            (9)
  (Gain) loss on sale of Available-for-Sale securities                                          (337)            40             (5)
  (Gain) loss on sale of premises and equipment, net                                            (209)            18             --
  Increase in accrued interest receivable and other assets, net                               (6,031)          (404)        (3,585)
  Increase (decrease) in accrued interest payable and other liabilities, net                 (17,720)        28,120          5,580
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                                         (25,453)        46,843         26,926
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds from maturities of Available-for-Sale securities                                  484,292        235,275        368,889
  Proceeds from maturities of Held-to-Maturity securities                                         --             --          5,000
  Proceeds from sales of Available-for-Sale securities                                     1,260,838        675,458         15,166
  Purchases of Available-for-Sale securities                                              (1,938,546)      (896,922)      (383,723)
  Proceeds from sales of premium finance receivables                                         244,684        229,277         68,875
  Acquisition of Tricom Inc , net of cash acquired                                                --             --         (4,227)
  Net (increase) decrease in interest bearing deposits with banks                               (510)         2,365          5,316
  Net increase in loans                                                                     (715,894)      (506,321)      (346,778)
  Purchases of premises and equipment, net                                                   (19,934)       (19,459)       (17,217)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                                      (685,070)      (280,327)      (288,699)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Increase in deposit accounts                                                               488,060        362,954        234,468
  Increase (decrease) in short-term borrowings, net                                          (15,565)       (16,204)        41,254
  Increase in notes payable, net                                                              19,000         19,225          8,350
  Proceeds from Federal Home Loan Bank advances                                               90,000             --             --
  Proceeds from trust preferred securities offering                                               --         20,000             --
  Issuance of common stock, net of issuance costs                                             22,222             --          5,984
  Common stock issued upon exercise of stock options                                           1,296            878            403
  Common stock issued through employee stock purchase plan                                       254            126            148
  Proceeds from conversion of common stock warrants                                               11             --             --
  Purchase of common stock                                                                        --         (3,863)            --
  Dividends paid                                                                              (1,279)          (875)            --
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                    603,999        382,241        290,607
-----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        (106,524)       148,757         28,834
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                               230,054         81,297         52,463
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $   123,530        230,054         81,297
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest                                                                            $    92,802         85,581         60,667
     Income taxes, net                                                                         8,023          4,084          4,241
  Acquisition of Tricom, Inc  of Milwaukee:
     Fair value of assets acquired                                                                --             --         22,116
     Goodwill recorded from acquisition                                                           --             --         10,052
     Fair value of liabilities assumed                                                            --             --         23,941
NON-CASH INVESTING ACTIVITIES:
  Common stock issued for acquisition of Tricom, Inc  of Milwaukee                                --             --          4,000
  Transfer to other real estate owned from loans                                                 244             --             --
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated  financial  statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DESCRIPTION OF THE BUSINESS

Wintrust Financial Corporation ("Wintrust" or "Company") is a financial services holding company currently engaged in the business of providing community banking services, trust and investment services, commercial insurance premium financing, short-term accounts receivable financing, and certain administrative services, such as data processing of payrolls, billing and cash management services. Wintrust provides banking services to customers in the Chicago metropolitan area through its seven wholly-owned banking subsidiaries (collectively, "Banks"), all of which started as de novo institutions, including Lake Forest Bank & Trust Company ("Lake Forest Bank"), Hinsdale Bank & Trust Company ("Hinsdale Bank"), North Shore Community Bank & Trust Company ("North Shore Bank"), Libertyville Bank & Trust Company ("Libertyville Bank"), Barrington Bank & Trust Company, N.A. ("Barrington Bank"), Crystal Lake Bank & Trust Company, N.A. ("Crystal Lake Bank") and Northbrook Bank & Trust Company ("Northbrook Bank"). Wintrust provides trust and investment services at each of the Wintrust banks through Wintrust Asset Management Company, N.A. ("WAMC"). The Company provides financing for the payment of commercial insurance premiums ("premium finance receivables"), on a national basis, through First Insurance Funding Corp.
("FIFC"), a wholly-owned subsidiary of Crabtree Capital Corporation ("Crabtree"), which is a wholly-owned subsidiary of Lake Forest Bank. Tricom, Inc. ("Tricom"), a wholly-owned subsidiary of Hinsdale Bank, provides short-term accounts receivable financing ("Tricom finance receivables") and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States.


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Wintrust and its subsidiaries conform to generally accepted accounting principles in the United States and prevailing practices of the banking industry. In the preparation of the consolidated financial statements, management is required to make certain estimates and assumptions that affect the reported amounts contained in the consolidated financial statements. Management believes that the estimates made are reasonable; however, changes in estimates may be required if economic or other conditions change beyond management's expectations. Reclassifications of certain prior year amounts have been made to conform with the current year presentation. The following is a summary of the more significant accounting policies of the Company.

Principles of Consolidation

The  consolidated  financial  statements of Wintrust include the accounts of the
Company  and  its  subsidiaries.   All  significant  intercompany  accounts  and
transactions have been eliminated in the consolidated financial statements.

Stock Split

On January 24, 2002, the Board of Directors declared a 3-for-2 stock split of the Company's common stock, to be effected in the form of a 50% stock dividend, payable on March 14, 2002 to shareholders of record as of March 4, 2002. In accordance with Statement of Accounting Standard (SFAS) 128, "Earnings Per Share", all per-share computations and references to number of shares presented in this report have been restated to reflect the stock split.

Cash Equivalents

For purposes of the consolidated statements of cash flows, Wintrust considers cash on hand, cash items in the process of collection, non-interest bearing amounts due from correspondent banks, federal funds sold and securities purchased under resale agreements to be cash equivalents.

Securities

The Company classifies securities upon purchase in one of three categories: trading, held-to-maturity, or available-for-sale. Trading securities are bought principally for the purpose of selling them in the near term. Held-to-maturity securities are those debt securities in which the Company has the ability and positive intent to hold until maturity. All other securities are currently classified as available-for-sale as they may be sold prior to maturity.


Held-to-maturity securities are stated at amortized cost which represents actual cost adjusted for premium amortization and discount accretion using methods that approximate the effective interest method. Available-for-sale securities are stated at fair value. Unrealized gains and losses on available-for-sale securities, net of related taxes, are included as accumulated other comprehensive income and reported as a separate component of shareholders' equity.


Trading account securities are stated at fair value. Realized and unrealized gains and losses from sales and fair value adjustments are included in other non-interest income. The Company did not maintain any trading account securities at December 31, 2001 or 2000.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Interest and dividends, including amortization of premiums and accretion of discounts, are recognized as interest income when earned. Realized gains and losses for securities classified as available-for-sale are included in non-interest income and are derived using the specific identification method for determining the cost of securities sold.


Securities   Purchased  Under  Resale   Agreements  and  Securities  Sold  Under
Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are generally treated as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold by the secured party. The fair value of collateral either received from or provided to a third party is monitored and additional collateral obtained or requested as deemed appropriate.


Loans and Allowance for Possible Loan Losses

Loans, which include premium finance receivables, Tricom finance receivables and lease financing, are recorded at the principal amount outstanding. Interest income is recognized when earned. Loan origination fees and certain direct origination costs associated with loans retained in the portfolio are deferred and amortized over the expected life of the loan as an adjustment to the yield using methods that approximate the effective interest method. Finance charges on premium finance receivables are earned over the term of the loan based on actual funds outstanding, beginning with the funding date, using a method which approximates the effective yield method.

Mortgage loans held for sale are carried at the lower of aggregate cost or market, after consideration of related loan sale commitments, if any. Fees received from the sale of these loans into the secondary market are included in non-interest income.

Interest income is not accrued on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations, or where interest or principal is 90 days or more past due, unless the loans are adequately secured and in the process of collection. Cash receipts on non-accrual loans are generally applied to the principal balance until the remaining balance is considered collectible, at which time interest income may be recognized when received.

The allowance for possible loan losses is maintained at a level believed adequate by management to cover probable losses inherent in the portfolio and is based on an assessment of individual problems loans, actual and anticipated loss experience, current economic events and other pertinent factors. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans and estimated losses on pools of homogeneous loans based on historical loss experience, delinquency levels and current economic trends. In estimating potential losses, the Company evaluates loans for impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan". A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Impaired loans are generally considered by the Company to be commercial and commercial real estate loans that are non-accrual loans, restructured loans or loans with principal and/or interest at risk, even if the loan is current with all payments of principal and interest. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the fair value of the underlying collateral. If the estimated fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for possible loan losses.

Mortgage Servicing Rights

The Company originates mortgage loans for sale to the secondary market, the majority of which are sold without retaining servicing rights. There are certain loans, however, that are originated and sold to a governmental agency, with servicing rights retained. Mortgage servicing rights associated with loans originated and sold, where servicing is retained, are capitalized and included in other assets in the consolidated statements of condition. The Company capitalizes the rights to service these originated mortgage loans at the time of sale. The capitalized value of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on loan type, interest rate and term. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate commensurate with the risk associated with that pool, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.

Sales of Premium Finance Receivables

Transfers of premium finance receivables to an unrelated third party are recognized as sales in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The Company recognizes as a gain the difference between the proceeds received and the allocated cost basis of the loans. The cost basis of the loans is determined by allocating the Company's initial investment in the loan between the loan and the Company's retained interests, based on their relative fair values. The retained interests include assets for the servicing rights and interest only strip less a liability for the Company's guarantee obligation pursuant to the terms of the sale agreement. The net retained interest is included in other assets. If actual cash flows are less than estimated, the net retained interest would be impaired and charged to earnings. Loans sold in these transactions have terms of less than twelve months, resulting in minimal prepayment risk.


Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for major additions and improvements are capitalized, and maintenance and repairs are charged to expense as incurred. Internal costs related to the configuration and installation of new software and the modification of existing software that provides additional functionality are capitalized and amortized over periods of three to five years. Equipment owned and subject to leasing contracts characterized as operating leases is also included in premises and equipment.


Other Real Estate Owned

Other real estate owned is comprised of real estate acquired in partial or full satisfaction of loans and is included in other assets at the lower of cost or fair market value less estimated selling costs. When the property is acquired through foreclosure, any excess of the related loan balance over the adjusted fair market value less expected selling costs, is charged against the allowance for possible loan losses. Subsequent write-downs or gains and losses upon sale, if any, are charged to other non-interest expense.


Intangible Assets

Goodwill, representing the cost in excess of the fair value of net assets acquired, is primarily amortized on a straight-line basis over periods of fifteen to twenty years. The Company periodically evaluates the carrying value and remaining amortization period of intangible assets and other long-lived assets for impairment, and adjusts the carrying amounts, as appropriate.

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," which changes the way goodwill and certain other intangible assets are recognized and accounted for in the consolidated financial statements. See Note 2 for further discussion of the impact of this new accounting pronouncement on the Company's financial statements.


Derivative Instruments

The Company enters into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the future cash flows or the value of certain assets and liabilities. Effective January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activates," which requires that all derivative instruments be recorded in the statement of condition at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Derivatives owned at the time of adoption were not designated as hedges pursuant to SFAS 133, and resulted in a charge of $254,000 (net of tax) to reflect the cumulative effect of an accounting change in the Consolidated Statements of Income.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset or liability attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company formally documents relationships between derivative instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Fair value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the hedged asset or liability on the balance sheet with corresponding offsets recorded in the income statement. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet with a corresponding offset recorded in other comprehensive income, net of tax. Amounts are reclassified from other comprehensive income to interest expense in the period or periods the hedged forecasted transaction affects earnings. Derivative instruments that do not qualify as hedges pursuant to SFAS 133 are reported at fair value and the changes in fair value are recognized in earnings as noninterest income or noninterest expense, as appropriate, during the period of the change.

Under both the fair value and cash flow hedge scenarios, changes in the fair value of derivatives not considered to be highly effective in hedging the change in fair value or the expected cash flows of the hedged item are recognized in earnings as noninterest expense during the period of the change.


Trust Preferred Securities Offering Costs

In connection with the Company's October 1998 and June 2000 offerings of Cumulative Trust Preferred Securities ("Trust Preferred Securities"), approximately $1.4 million and $1.1 million, respectively, of offering costs were incurred, including underwriting fees, legal and professional fees, and other costs. These costs are included in other assets and are being amortized over a ten year period as an adjustment of interest expense using a method that approximates the effective interest method. See Note 12 for further information about the Trust Preferred Securities.


Trust Assets

Assets held in fiduciary or agency capacity for customers are not included in the consolidated financial statements as they are not assets of Wintrust or its subsidiaries. Fee income is recognized on an accrual basis for financial reporting purposes and is included as a component of non-interest income.


Income Taxes

Wintrust and its subsidiaries file a consolidated Federal income tax return. The subsidiaries provide for income taxes on a separate return basis and remit to Wintrust amounts determined to be currently payable.

Wintrust and subsidiaries record income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


Stock Option Plans

The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Since the exercise price of options granted is equal to the market value of the stock on the grant date, no compensation cost is required. The Company follows the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation", rather than the recognition provisions of SFAS 123, as allowed by the statement. Further disclosures are presented in Note 15.


Advertising Costs

All advertising costs incurred by the Company are expensed in the period in which they are incurred.


Start-up Costs

Start-up and organizational costs are expensed in the period in which they are incurred.


Earnings per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of this entity.

(2)  RECENT ACCOUNTING PRONOUNCEMENTS


Business Combinations

In June 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations," which replaces APB Opinion 16. SFAS 141 requires all business combinations be accounted for by the purchase method and eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001.

While SFAS 141 will affect how future business combinations are accounted for and disclosed in the financial statements, the issuance of the new guidance had no effect on the Company's results of operations, financial position, or liquidity during 2001.


Goodwill and Other Intangible Assets

In conjunction with the issuance of the new guidance for business combinations, the Financial Accounting Standards Board also issued SFAS 142, "Goodwill and Other Intangible Assets," which addresses the accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion 17.

Under the provisions of SFAS 142, goodwill and certain other intangible assets which do not possess finite useful lives, will no longer be amortized into net income but rather will be tested at least annually for impairment based on specific guidance provided in the Statement. Intangible assets determined to have finite lives will continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing.

The provisions of SFAS 142 were adopted by the Company effective January 1, 2002. Application of the nonamortization provision of the Statement is expected to reduce noninterest expense by approximately $607,000, resulting in an increase in net income of approximately $413,000, in 2002 as compared to 2001. SFAS 142 requires a transitional impairment test be applied to all goodwill and other indefinite-lived intangible assets within the first half of 2002 and any resulting impairment loss be reported as a change in accounting principle. Management does not currently expect any impairment to result from such testing.

In general, application of the new provisions may result in more income statement volatility due to the potential periodic recognition of impairment losses, which are likely to vary in amount and regularity, for goodwill and other indefinite-lived intangible assets, versus reducing those assets through the recognition of recurring, consistent amortization amounts.


(3)  SECURITIES

A summary of the securities portfolio presenting carrying amounts and gross unrealized gains and losses as of December 31, 2001 and 2000 is as follows (in thousands):


----------------------------------------------------------------------------------------------------------------------------------
                                                   December 31, 2001                                 December 31, 2000
                                        ------------------------------------------   ---------------------------------------------
                                                      Gross       Gross                                Gross       Gross
                                        Amortized  unrealized  unrealized    Fair        Amortized  unrealized  unrealized    Fair
                                            cost      gains      losses     Value            cost      gains      losses     Value
                                        ------------------------------------------   ---------------------------------------------
Available-for-sale:
   U S  Treasury                        $   3,045        3            -     3,048           29,987       45          (45)   29,987
   U S  Government agencies               151,911      295          (21)  152,185           61,937       57         (123)   61,871
   Municipal securities                     6,507      179            -     6,686            5,020      130           (8)    5,142
   Corporate notes and other               26,691      599       (1,395)   25,895           30,208       31       (1,042)   29,197
   Mortgage-backed securities             184,483      761       (3,819)  181,425           54,182      239         (147)   54,274
   Federal Reserve/FHLB stock
     and other equity securities           15,384      727            -    16,111           12,358      317          (41)   12,634
                                        ------------------------------------------   ---------------------------------------------
   Total available-for-sale securities  $ 388,021    2,564       (5,235)  385,350          193,692      819       (1,406)  193,105
----------------------------------------------------------------------------------------------------------------------------------

The amortized cost and fair value of securities as of December 31, 2001 and 2000, by contractual maturity, are shown in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without any penalties.

--------------------------------------------------------------------------------------------------------------------------
                                                         December 31, 2001                          December 31, 2000
                                                     -------------------------                   -------------------------
                                                       Amortized       Fair                         Amortized       Fair
                                                          Cost         Value                           Cost         Value
                                                     -------------------------                   -------------------------
(in thousands)
Available-for-sale securities:
   Due in one year or less                           $   139,245      139,591                       58,515         58,392
   Due in one to five years                               32,971       32,979                       51,159         51,116
   Due in five to ten years                                3,032        3,181                        4,579          4,707
   Due after ten years                                    12,906       12,063                       12,899         11,982
   Mortgage-backed securities                            184,483      181,425                       54,182         54,274
   Federal Reserve/FHLB stock
        and other equity securities                       15,384       16,111                       12,358         12,634
                                                     -------------------------                   -------------------------
   Total available-for-sale securities               $   388,021      385,350                      193,692        193,105
--------------------------------------------------------------------------------------------------------------------------

In 2001, 2000 and 1999, the Company had gross realized gains on sales of available-for-sale securities of $524,000, $79,000 and $19,000, respectively. During 2001, 2000 and 1999, gross realized losses on sales of available-for-sale securities totaled $187,000, $119,000 and $14,000, respectively. Proceeds from sales of available-for-sale securities during 2001, 2000 and 1999, were $1,260,838,000, $675,458,000 and $15,166,000, respectively. At December 31, 2001 and 2000, securities having a carrying value of $115,981,000 and $116,774,000, respectively, were pledged as collateral for public deposits, trust deposits and securities sold under repurchase agreements.


(4)  LOANS

A summary of the loan portfolio at December 31, 2001 and 2000 is as follows (in thousands):


---------------------------------------------------------------------------
                                                        2001         2000
                                                  -------------------------
Core loans:
  Commercial and commercial real estate           $ 1,007,580      647,947
  Home equity                                         261,049      179,168
  Residential real estate                             182,945      141,919
  Installment and other                                59,157       51,995
                                                  -------------------------
    Total core loans                                1,510,731    1,021,029
                                                  -------------------------
Niche loans:
  Premium finance receivables                         348,163      313,066
  Indirect auto                                       184,209      203,571
  Tricom finance receivables                           18,280       20,354
                                                  -------------------------
    Total niche loans                                 550,652      536,991
                                                  -------------------------
Total loans, net of unearned income               $ 2,061,383    1,558,020
---------------------------------------------------------------------------

Residential real estate loans include mortgage loans held for sale totaling $42.9 million and $10.4 million at December 31, 2001 and 2000, respectively. The significant increase in mortgage loans held for sale in 2001 reflects heavy origination volumes driven by the low interest rate environment and a strong local housing market.

Certain real estate and home equity loans with balances totaling approximately $312.8 million and $142.0 million, at December 31, 2001 and 2000, respectively, were pledged as collateral to secure the availability of borrowings from certain Federal agency banks. The majority of these pledged loans are included in a blanket pledge of qualifying loans by four of the Banks to the Federal Home Loan Bank (FHLB). The increase in pledged loans at December 31, 2001 compared to the previous year end is due to the general increase in qualifying loans under those blanket pledge agreements as well as only three of the Banks having entered into such agreements at December 31, 2000. At December 31, 2001, the Banks borrowed $90.0 million from the FHLB in connection with these collateral arrangements. See Note 11 for a summary of these borrowings.

The Company's core loan portfolio is generally comprised of loans to consumers and small to medium-sized businesses located within the geographic market areas that the Banks serve. The niche premium finance and Tricom receivables portfolios are made to customers on a national basis and the niche indirect auto loans are generated through a network of local automobile dealers. As a result, the Company strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. Such diversification reduces the exposure to economic downturns that may occur in different segments of the economy or in different industries.


It is the policy of the Company to review each prospective credit in order to determine the appropriateness and, when required, the adequacy of security or collateral necessary to obtain in making a loan. The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company seeks to assure access to collateral, in the event of default, through adherence to state lending laws and the Company's credit monitoring procedures.

Certain officers and directors of Wintrust and its subsidiaries and certain corporations and individuals related to such persons borrowed funds from the Banks. These loans were made at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. A rollforward of these loans during 2001 is as follows (in thousands):


-----------------------------------------------------------
Balance at December 31, 2000                   $    30,499
   New loans and advances                            6,809
   Maturities and paydowns                         (14,119)
                                               ------------
Balance at December 31, 2001                   $    23,189
-----------------------------------------------------------

(5)  ALLOWANCE FOR POSSIBLE LOAN LOSSES

A summary of the activity in the allowance for possible loan losses for the years ended December 31, 2001, 2000, and 1999 is as follows (in thousands):


----------------------------------------------------------------------
                                             Year Ended December 31,
                                        ------------------------------
                                            2001      2000      1999
                                        ------------------------------
Allowance at beginning of year          $  10,433     8,783     7,034
Provision                                   7,900     5,055     3,713
Acquired allowance for loan losses              -         -       175
Charge-offs                                (5,322)   (3,756)   (2,449)
Recoveries                                    675       351       310
                                        ------------------------------
Allowance at end of year                $  13,686    10,433     8,783
----------------------------------------------------------------------

A summary of non-accrual loans and their impact on interest income and impaired loans and their impact on interest income is as follows (in thousands):

----------------------------------------------------------------------
                                             Year Ended December 31,
                                        ------------------------------
                                            2001     2000      1999
                                        ------------------------------
Total non-accrual loans
   (as of year end)                     $  8,967     4,329     4,338
Reduction of interest income
   from non-performing loans                  91       111       100

Average balance of impaired loans            503     1,212     1,295
Interest income recognized
   on impaired loans                           9         6        14
----------------------------------------------------------------------

Management evaluates the value of the impaired loans primarily by using the fair value of the collateral. A summary of impaired loan information at December 31, 2001 and 2000 is as follows (in thousands):

----------------------------------------------------------------------
                                                      2001       2000
                                                    ------------------
Impaired loans                                      $  641        770
Impaired loans that had allocated
   specific allowance for possible loan losses         500        214
Allocated allowance for possible loan losses           347        214
----------------------------------------------------------------------

(6)  MORTGAGE SERVICING RIGHTS

The outstanding principal balance of mortgage loans serviced for others totaled $131.5 million at December 31, 2001, $97.2 million at December 31, 2000 and $87.1 million at December 31, 1999. The following is a summary of the changes in mortgage servicing rights for the years ended December 31, 2001, 2000 and 1999 (in thousands):


----------------------------------------------------------------------
                                             Year Ended December 31,
                                        ------------------------------
                                            2001      2000      1999
                                        ------------------------------
Balance at beginning of year              $  633       648       715
Servicing rights capitalized                 775       146       214
Amortization of servicing rights            (502)     (161)     (281)
Valuation allowance                            -         -         -
                                        ------------------------------
Balance at end of year                    $  906       633       648
----------------------------------------------------------------------

At December 31, 2001, 2000 and 1999, the aggregate fair value of mortgage servicing rights was $950,000, $895,000 and $793,000, respectively. Fair values are determined by discounting anticipated future net cash flows from servicing activities considering market consensus loan prepayment speeds, interest rates, servicing costs and other economic factors.


(7)  PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2001 and 2000 is as follows (in thousands):


------------------------------------------------------------------------
                                                    2001         2000
                                                ------------------------
Land                                            $  16,179       15,294
Buildings and leasehold improvements               64,497       57,015
Furniture, equipment and
   computer software                               28,597        24,210
Construction in progress                            8,215         1,418
                                                ------------------------
                                                  117,488        97,937
Less:  Accumulated depreciation
   and amortization                                21,495        15,530
                                                ------------------------
                                                   95,993        82,407
Equipment under leasing contracts,
   net of accumulated depreciation                  3,139         3,979
                                                ------------------------
Premises and equipment, net                     $  99,132        86,386

------------------------------------------------------------------------

Equipment under leasing contracts represents the Company's investment in equipment leased to others under operating lease agreements. The portfolio consists of various types of equipment including medical, technological and machine tools.

(8)  TIME DEPOSITS

The scheduled maturities of time deposits at December 31, 2001 and 2000 are as follows (in thousands):

-------------------------------------------------------------
                                      2001             2000
                                -----------------------------
Due in one year                 $ 1,012,626          912,543
Due in one to two years             164,487          120,095
Due in two to three years            99,705           22,021
Due in three to four years           15,544           13,196
Due after four years                 12,750            9,275
                                -----------------------------

Total time deposits             $ 1,305,112        1,077,130
-------------------------------------------------------------

Certificates of deposit in amounts of $100,000 or more approximated $659,136,000 and $564,747,000 at December 31, 2001 and 2000, respectively.


(9)  SHORT-TERM BORROWINGS

At December 31, 2001, short-term borrowings totaled $28,074,000 and were comprised of $16,274,000 of securities sold under repurchase agreements and $11,800,000 of federal funds purchased. At December 31, 2000, short-term borrowings totaled $43,639,000 and were comprised entirely of securities sold under repurchase agreements. As of December 31, 2001 and 2000, the weighted average borrowing rate was 1.73% and 4.35%, respectively.


(10) NOTES PAYABLE

A summary of the outstanding balances of notes payable at December 31, 2001 and 2000 is as follows (in thousands):

-----------------------------------------------------------
                                       2001          2000
                                    -----------------------
Maturity less than one year         $ 21,575        27,575
Maturity greater than one year        25,000             -
                                    -----------------------
Total notes payable                 $ 46,575        27,575
-----------------------------------------------------------

The notes payable balances represent the outstanding balances on a revolving loan agreement ("Agreement") with an unaffiliated bank. At December 31, 2001, the total amount of the Agreement is $70 million, comprised of a $45 million revolving note that matures on December 31, 2002 and a $25 million revolving note that matures on February 27, 2006. Interest is calculated at a floating rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus 125 basis points. The Agreement is secured by the stock of all Banks and contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. The Agreement may be utilized, as needed, to provide capital to fund continued growth at the company's existing Banks, expand its asset management business, fund possible acquisitions of financial institutions or other finance related companies, purchase treasury stock or for other general corporate matters.


(11) FEDERAL HOME LOAN BANK ADVANCES

A summary of the outstanding balances of Federal Home Loan Bank ("FHLB") advances is as follows (in thousands):

-----------------------------------------------------------
                                          2001        2000
                                      ---------------------
4.60% advance due July 2011           $  30,000          -
3.95% advance due November 2011          35,000          -
3.30% advance due November 2011          25,000          -
                                      ---------------------
Federal Home Loan Bank advances       $  90,000          -
-----------------------------------------------------------

The FHLB advances bear fixed rates with varying one-time call dates ranging from July 2004 to November 2006. The Company has an arrangement with the FHLB whereby based on available collateral (residential mortgages), the Company could have borrowed an additional $32.6 million at December 31, 2001.


(12) LONG-TERM DEBT - TRUST PREFERRED SECURITIES

The Company issued $51,050,000 of Trust Preferred Securities through two separate issuances by Wintrust Capital Trust I and Wintrust Capital Trust II ("Trusts"). The Trusts issued $1,579,000 of common securities, all of which are owned by the Company. The Trust Preferred Securities represent preferred undivided beneficial interests in the assets of the Trusts. The Trusts invested the proceeds from the issuances of the Trust Preferred Securities and the common securities in Subordinated Debentures ("Debentures"), with the same maturities and fixed interest rates as the Trust Preferred Securities, issued by the Company. The debentures are the sole assets of the Trusts and are eliminated, along with the related income statement effects, in the consolidated financial statements.


A summary of the Company's trust preferred securities at December 31, 2001 and 2000, is as follows (in thousands):

----------------------------------------------------------------
                                            2001          2000
                                        ------------------------
9.00% trust preferred securities of
   Wintrust Capital Trust I, due
   September 30, 2028                   $  31,050        31,050
10.50% trust preferred securities of
   Wintrust Capital Trust II, due
   June 30, 2030                           20,000        20,000
                                        ------------------------
Total trust preferred securities        $  51,050        51,050
----------------------------------------------------------------

The Company has guaranteed the payment of distributions and payments upon liquidation or redemption of the Trust Preferred Securities, in each case to the extent of funds held by the Trusts. The Company and the Trusts believe that, taken together, the obligations of the Com-pany under the guarantees, the subordinated debentures, and other related agreements provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trusts under the Trust Preferred Securities. Subject to certain limitations, the Company has the right to defer payment of interest on the Debentures at any time, or from time to time, for a period not to exceed 20 consecutive quarters. The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Debentures at maturity or their earlier redemption. The Debentures of the Trusts are redeemable in whole or in part prior to maturity, at the discretion of the Company if certai conditions are met, and only after the Company has obtained Federal Reserve approval, if then required under applicable guidelines or regulations. The early redemption dates are on or after September 30, 2003 for Wintrust Capital Trust I and June 30, 2005 for Wintrust Capital Trust II.

The Trust Preferred Securities, subject to certain limitations, qualify as Tier 1 capital of the Company for regulatory purposes. Interest expense on the Trust Preferred Securities is deductible for tax purposes.

(13) MINIMUM LEASE COMMITMENTS

The Company occupies certain facilities under operating lease agreements. Gross rental expense related to the Company's premises was $1,050,000, $1,129,000 and $1,106,000 in 2001, 2000 and 1999, respectively. The Company also leases certain owned premises and receives rental income from such agreements. Gross rental income related to the Company's buildings totaled $502,000, $486,000 and $415,000, in 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, the
Company also recorded equipment lease income of approximately $1,567,000, $1,263,000 and $397,000, respectively. Future minimum gross rental payments for office space, future minimum gross rental income, and future minimum equipment lease income as of December 31, 2001 for all noncancelable leases are as follows (in thousands):

------------------------------------------------------------
                               FUTURE     FUTURE    FUTURE
                              MINIMUM    MINIMUM    MINIMUM
                                GROSS      GROSS   EQUIPMENT
                               RENTAL     RENTAL     LEASE
                              PAYMENTS    INCOME    INCOME
                              ------------------------------
2002                          $    828       400      1,172
2003                               676       346        813
2004                               458       195        587
2005                               275        87        256
2006                               106        80         16
2007 and thereafter                 75       182          -
                              ------------------------------
Total minimum future amounts  $  2,418     1,290      2,844
------------------------------------------------------------

(14)  INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 is summarized as follows (in thousands):

----------------------------------------------------------------------
                                            Year Ended December 31,
                                       -------------------------------
                                          2001        2000      1999
                                       -------------------------------
Current income taxes:
   Federal                             $  8,492       4,509     5,571
   State                                    153         187         -
                                       -------------------------------
     Total current income taxes           8,645       4,696     5,571
                                       -------------------------------

Deferred income taxes:
   Federal                                1,348         847    (1,240)
   State                                    443        (250)      393
                                       -------------------------------
     Total deferred income taxes          1,791         597      (847)
                                       -------------------------------

Total income tax expense               $ 10,436       5,293     4,724
----------------------------------------------------------------------

The exercise of certain stock options produced tax benefits of $312,000 in 2001,
$151,000  in  2000  and  $90,000  in  1999  which  were  recorded   directly  to
shareholders' equity.


A reconciliation of the differences between taxes computed using the statutory Federal income tax rate of 35% and actual income tax expense is as follows (in thousands):


---------------------------------------------------------------------
                                           Year Ended December 31,
                                      -------------------------------
                                          2001       2000       1999
                                      -------------------------------
Computed "expected" income
   tax expense                        $  10,195      5,757     4,953
Increase (decrease) in tax
   resulting from:
     Tax-exempt interest,
       net of interest
       expense disallowance                (469)      (295)     (179)
     State taxes, net of
       federal tax benefit                  388        (40)      255
     Decrease in valuation
       allowance for deferred
       tax assets                             -       (346)     (460)
     Other, net                             322        217       155
                                      -------------------------------
Income tax expense                    $  10,436      5,293     4,724
---------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows (in thousands):

----------------------------------------------------------------
                                                 2001      2000
                                             -------------------
Deferred tax assets:
   Allowance for possible loan losses        $  5,310     4,065
   Net unrealized losses on securities            930       224
   Net unrealized losses on derivatives           303         -
   Federal net operating loss carryforward      4,091     4,653
   State net operating loss carryforward          440       563
   Deferred compensation                          621       392
   Other                                          292         -
                                             -------------------
Total gross deferred tax assets                11,987     9,897
                                             -------------------

Deferred tax liabilities:
   Premises and equipment                       2,067        26
   Deferred loan fees                           1,119     1,076
   Capitalized servicing rights                   780       251
   Other                                          505       246
                                             -------------------
Total gross deferred tax liabilities            4,471     1,599
                                             -------------------
Net deferred tax assets                      $  7,516     8,298
----------------------------------------------------------------

At December 31, 2001, Wintrust and its subsidiaries had Federal net operating losses of approximately $11.7 million and state net operating losses of approximately $9.3 million. Such amounts are available for carryforward to offset future taxable income and expire in 2003 - 2010. Utilization of the net operating losses are subject to certain statutory limitations.

Management believes that it is more likely than not that the recorded net deferred tax assets will be fully realized and therefore no valuation allowance is necessary. The basis for the conclusion that it is more likely than not that the deferred tax assets will be realized is based on the Company's historical earnings trend, its current level of earnings and prospects for continued growth and profitability.


(15) EMPLOYEE BENEFIT AND STOCK PLANS

The Wintrust Financial Corporation 1997 Stock Incentive Plan ("the Plan") provides options to purchase shares of Wintrust's common stock at the fair market value of the stock on the date the option was granted. The Plan permits the grant of incentive stock options, nonqualified stock options, rights and restricted stock. The Plan covers substantially all employees of Wintrust.

A total of 3,581,038 shares of Common Stock may be granted under the Plan. The incentive and nonqualified options expire at such time as the Compensation Committee shall determine at the time of grant, however, in no case shall they be exercisable later than ten years after the grant.


A summary of the aggregate activity of the Plan for 2001, 2000 and 1999 is as follows:

------------------------------------------------------------------
                                                        Weighted
                          Common        Range of         Average
                          Shares     Strike Prices    Strike Price
                       -------------------------------------------
Outstanding at
   December 31, 1998   2,287,476    $ 3 87 -  14.50    $   8.33
Granted                  391,754     11.13 -  13.37       11.59
Exercised                 47,900      5.17 -   9.69        6.53
Forfeited or canceled     62,687      7.18 -  12.83       11.82
                       -------------------------------------------
Outstanding at
   December 31, 1999   2,568,643      3.87 -  14.50        8.77
Granted                  206,550      9.21 -  11.92       10.33
Exercised                115,394      3.87 -   9.69        6.30
Forfeited or canceled    149,853      5.17 -  14.50       12.18
                       -------------------------------------------
Outstanding at
   December 31, 2000   2,509,946      3.87 -  14.50        8.81
Granted                  279,675     12.63 -  20.65       13.78
Exercised                105,774      5.17 -  12.92        9.30
Forfeited or canceled     46,626      5.17 -  12.92       11.31
                       -------------------------------------------
Outstanding at
   December 31, 2001   2,637,221    $ 3.87 -  20.65     $  9.26
----------------------------------------------------------------

At December 31, 2001, 2000 and 1999, the weighted-average remaining contractual life of outstanding options was 5.0 years, 5.6 years and 6.2 years, respectively. Additionally, at December 31, 2001, 2000 and 1999, the number of options exercisable was 1,935,569, 1,835,887 and 1,778,545, respectively, and the weighted-average per share exercise price of those options was $8.16, $7.85 and $7.49, respectively. Expiration dates for options outstanding at December 31, 2001 range from April 30, 2002 to November 26, 2011.

The following table presents certain information about the outstanding options and the currently exercisable options as of December 31, 2001:


-----------------------------------------------------------------------------------------
                  OPTIONS OUTSTANDING                      OPTIONS CURRENTLY EXERCISABLE
-------------------------------------------------------   -------------------------------
                             WEIGHTED         WEIGHTED                         WEIGHTED
   RANGE OF                   AVERAGE         AVERAGE                           AVERAGE
   EXERCISE        NUMBER     EXERCISE       REMAINING       NUMBER            EXERCISE
    PRICES       OF SHARES     PRICE            TERM       OF SHARES             PRICE
-------------------------------------------------------   -------------------------------
$ 3.87 -  5.17     561,767   $   4.59       1.25 years      561,767            $   4.59
  5.53 -  8.28     433,729       6.86       3.15 years      433,729                6.86
  8.29 - 10.17     387,633       9.39       4.87 years      335,959                9.37
 10.25 - 11.52     384,769      11.08       7.93 years      249,754               11.27
 11.58 - 11.96      82,038      11.74       7.52 years       36,678               11.75
 12.00 - 12.00     451,210      12.00       5.94 years      279,702               12.00
 12.29 - 20.65     336,075      13.64       8.81 years       37,980               12.93
-------------------------------------------------------   -------------------------------
$ 3.87 - 20.65   2,637,221   $   9.26       5.03 years    1,935,569            $   8.16
-----------------------------------------------------------------------------------------

The Company applies APB No. 25, and related Interpretations, in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for its stock option plan. For purposes of providing the pro forma disclosures required under SFAS 123, the fair value of each option grant was estimated using the Black-Scholes option-pricing model. This model is sensitive to changes in the subjective assumptions, which can materially affect the fair value estimates. As a result, the pro forma amounts indicated below may not be representative of the effects on reported net income for future years.

The following weighted average assumptions were used in the option pricing model for options granted in each of the last three years: a dividend yield of 0.6%, 0.7% and 0.6% for 2001, 2000 and 1999, respectively; an expected volatility of 25.7%, 25.6% and 27.5% for 2001, 2000 and 1999, respectively; a risk free rate of return of 4.9%, 6.2% and 5.6% for 2001, 2000 and 1999, respectively; and an expected life of 6.8 years, 7.3 years and 7.2 years, respectively. The per share weighted average fair value of stock options granted during 2001, 2000 and 1999 was $4.91, $4.05 and $4.65, respectively.

Had compensation cost for the Company's stock option plan been determined based on the fair value at the date of grant for awards under the stock option plan consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


--------------------------------------------------------------------
                                           Year Ended December 31,
                                       ----------------------------
                                           2001      2000     1999
                                       ----------------------------
Net income
   As reported                         $  18,439    11,155    9,427
   Pro forma                              17,742    10,453    8,082
Earnings per share - Basic
   As reported                         $    1.34      0.85     0.76
   Pro forma                                1.29      0.80     0.65
Earnings per share - Diluted
   As reported                         $    1.27      0.83     0.73
   Pro forma                                1.22      0.78     0.63
--------------------------------------------------------------------

Wintrust and its subsidiaries also provide 401(k) Retirement Savings Plans ("401(k) Plans"). The 401(k) Plans cover all employees meeting certain eligibility requirements. Contributions by employees are made through salary reductions at their direction, limited to $11,000 in 2001, $10,500 in 2000 and $10,000 in 1999. Employer contributions to the 401(k) Plans are made at the employer's discretion. Generally, participants completing 501 hours of service are eligible to share in an allocation of employer contributions. The Company's expense for the employer contributions to the 401(k) Plans was approximately $246,000, $151,000 and $57,000 in 2001, 2000 and 1999, respectively.

The Wintrust Financial Corporation Employee Stock Purchase Plan ("SPP") is designed to encourage greater stock ownership among employees, thereby enhancing employee commitment to the Company. The SPP gives eligible employees the right to accumulate funds over an offering period to purchase shares of Common Stock.

The Company has reserved 375,000 shares of its authorized Common Stock for the SPP. All shares offered under the SPP will be either newly issued shares of the Company or shares issued from treasury, if any. In accordance with the SPP, the purchase price of the shares of Common Stock may not be lower than the lessor of 85% of the fair market value per share of the Common Stock on the first day of the offering period or 85% of the fair market value per share of the Common Stock on the last date for the offering period. The Company's Board of Directors authorized a purchase price calculation at 90% of fair market value for each of the offering periods. During 2001, 2000 and 1999, a total of 14,454 shares, 13,441 shares and 12,523 shares, respectively, were issued to participant accounts and approximately $98,000, $23,000 and $19,000, respectively, was recognized as compensation expense. The seventh offering period concludes on March 31, 2002. The Company plans to continue to periodically offer Common Stock through this SPP subsequent to March 31, 2002.


The Company does not currently offer other postretirement benefits such as health care or other pension plans.


(16) REGULATORY MATTERS

Banking laws place restrictions upon the amount of dividends which can be paid to Wintrust by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to Wintrust without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. During 2001 and 2000, cash dividends totaling $13.5 million and $16.0 million, respectively, were paid to Wintrust by the Banks. No cash dividends were paid to Wintrust by the Banks for the year ended December 31, 1999. As of January 1, 2002, the Banks had approximately $10.1 million available to be paid as dividends to Wintrust, subject to certain capital limitations.

The Banks are also required by the Federal Reserve Act to maintain reserves against deposits. Reserves are held either in the form of vault cash or balances maintained with the Federal Reserve Bank and are based on the average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. At December 31, 2001 and 2000, reserve balances of approximately $4.9 million and $12.5 million, respectively, were required.

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 leverage capital (as defined) to average quarterly assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and the Banks met all minimum capital adequacy requirements.

As of December 31, 2001, the most recent notification from the Banks' primary federal regulators, the Banks were categorized as well capitalized under the regulatory framework for prompt corrective action. The ratios required for the Banks to be "well capitalized" by regulatory definition are 10.0%, 6.0%, and 5.0% for the Total Capital-to-Risk Weighted Assets, Tier 1 Capital-to-Risk Weighted Assets and Tier 1 Leverage Capital-to-Average Quarterly Assets, respectively. To be categorized as adequately capitalized, the Banks must maintain minimum ratios as set forth in the following table. There are no conditions or events since the most recent notification that management believes would materially affect the Banks' regulatory capital categories.

The Company's and the Banks' actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the following table (dollars in thousands):


-------------------------------------------------------------------------------------------------------------------
                                  December 31, 2001                                   December 31, 2000
                 ----------------------------------------------   -------------------------------------------------
                                          To Be Adequately                                      To Be Adequately
                                            Capitalized by                                       Capitalized by
                         Actual          Regulatory Definition              Actual           Regulatory Definition
                 ----------------------------------------------   -------------------------------------------------
                   Amount      Ratio       Amount       Ratio          Amount      Ratio       Amount       Ratio
                 ----------------------------------------------   -------------------------------------------------
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated     $ 198,991       8.5%    $188,056         8.0%      $ 153,354         8.4%     $145,482       8.0%
Lake Forest         60,219      10.1       47,720         8.0          43,889         9.1        38,725       8.0
Hinsdale            45,374      10.7       33,896         8.0          31,089         9.8        25,449       8.0
North Shore         46,201      10.1       36,743         8.0          34,594         9.3        29,747       8.0
Libertyville        30,732      10.2       24,166         8.0          24,288        10.3        18,813       8.0
Barrington          27,756      10.2       21,732         8.0          20,679        10.5        15,832       8.0
Crystal Lake        16,936      11.5       11,828         8.0          11,666        11.3         8,248       8.0
Northbrook           8,339      13.8        4,826         8.0               *           *             *         *

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
Consolidated     $ 181,967       7.7%    $ 94,028         4.0%      $ 126,085         6.9%     $ 72,741       4 0%
Lake Forest         56,921       9.5       23,860         4.0          41,052         8.5        19,362       4.0
Hinsdale            42,608      10.1       16,548         4.0          29,017         9.1        12,724       4.0
North Shore         43,470       9.5       18,371         4.0          32,415         8.7        14,873       4.0
Libertyville        28,596       9.5       12,083         4.0          22,674         9.6         9,406       4.0
Barrington          26,188       9.6       10,866         4.0          19,583         9.9         7,916       4.0
Crystal Lake        16,130      10.9        5,914         4.0          11,031        10.7         4,124       4.0
Northbrook           7,959      13.2        2,413         4.0               *           *             *         *

TIER 1 LEVERAGE CAPITAL (TO AVERAGE QUARTERLY ASSETS):
Consolidated     $ 181,967       7.1%    $102,589         4.0%      $ 126,085         6.3%     $ 80,164       4.0%
Lake Forest         56,921       7.8       29,110         4.0          41,052         6.6        25,038       4.0
Hinsdale            42,608       9.1       18,751         4.0          29,017         7.9        14,681       4.0
North Shore         43,470       8.1       21,573         4.0          32,415         7.3        17,693       4.0
Libertyville        28,596       8.2       14,043         4.0          22,674         8.0        11,314       4.0
Barrington          26,188       8.8       11,916         4.0          19,583         8.4         9,321       4.0
Crystal Lake        16,130       9.2        7,002         4.0          11,031         9.1         4,858       4.0
Northbrook           7,959      10.9        2,913         4.0               *           *             *         *
-------------------------------------------------------------------------------------------------------------------

*    Northbrook   Bank,   which  opened  opened  in  November  2000,  was  "well
     capitalized" in all categories at December 31, 2000; however, its capital ratios at December 31, 2000 were not meaningful.

(17) COMMITMENTS AND CONTINGENCIES

The Company has outstanding, at any time, a number of commitments to extend credit to its customers. These commitments include revolving home line and other credit agreements, term loan commitments and standby letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Condition. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit at December 31, 2001 and 2000 were $683.5 million and $511.2 million, respectively. Standby and commercial letters of credit amounts were $25.9 million and $27.5 million at December 31, 2001 and 2000, respectively.

In connection with the sale of premium finance receivables, the Company continues to service the receivables and maintains a recourse obligation to the purchasers should the underlying borrowers default on their obligations. The estimated recourse obligation is taken into account in recording the sale, effectively reducing the gain recognized. As of December 31, 2001 and 2000, outstanding premium finance receivables sold to and serviced for third parties for which the Company has a recourse obligation were $107.8 million and $94.6 million, respectively.

In the ordinary course of business, there are legal proceedings pending against the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the financial position of the Company.


(18) DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into certain derivative financial instruments as part of its strategy to manage its exposure to market risk. Market risk is the possibility that, due to changes in interest rates or other economic conditions, the Company's net interest income will be adversely affected. The derivative financial instruments that are currently being utilized by the Company to manage this risk include interest rate cap and interest rate swap contracts. The amounts potentially subject to market and credit risks are the streams of interest payments under the contracts and not the notional principal amounts used to express the volume of the transactions.

As of January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138 (collectively referred to as SFAS 133).

As a result of the adoption of SFAS 133, the Company recognizes all derivative financial instruments, such as interest rate cap and interest rate swap agreements, in the Consolidated Financial Statements at fair value regardless of the purpose or intent for holding the instrument. Derivatives are included in other assets or other liabilities, as appropriate, on the Consolidated Statement of Condition. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Derivatives owned by the Company on January 1, 2001, were not designated as hedges in accordance with SFAS 133. As a result, the effect of recording the derivatives at fair value upon adoption resulted in a charge of $254,000 (net of tax) in the Consolidated Statement of Income to reflect the cumulative effect of a change in accounting principle.

At December 31, 2001, the Company had $255 million of notional principal amounts of interest rate caps with maturities ranging from March 2002 to February 2003. These contracts were purchased to mitigate the effect of rising rates on certain floating rate deposit products and provide for the receipt of payments when the 91-day Treasury bill rate exceeds the predetermined strike rates that range from 3.75% to 6.50%. The payment amounts, if any, are determined and received on a monthly basis and are recorded as an adjustment to net interest income.

At December 31, 2001, the Company had $25 million notional principal amount of interest rate swap agreements maturing in February 2004. This contract effectively converts a portion of the Company's floating-rate notes payable to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense.

The following table presents a summary of derivative instruments owned as of December 31, 2001 and whether the changes in fair values are accounted for in the income statement (IS) or as other comprehensive income (OCI):

---------------------------------------------------------------
                                       Accounting    Fair Value
                          Notional    for change in    at year
Contract                   Amount      fair value        end
---------------------------------------------------------------
Interest rate caps    $ 185,000,000        IS      $        -
Interest rate caps       70,000,000       OCI          54,000
Interest rate swap       25,000,000       OCI        (681,000)
---------------------------------------------------------------

The estimated amount of the existing losses on derivatives at December 31, 2001 that is expected to be reclassified into earnings within the next twelve months is approximately $675,000.

Please see Note 19 - Fair Value of Financial Instruments, and Note 20 - Shareholders' Equity, for additional information related to the market values and recording of changes in the market values of interest rate cap and swap agreements.

Periodically, the Company will sell options to a bank or dealer for the right to purchase certain securities held within the Banks' investment portfolios. These covered call option transactions are designed primarily to increase the total return associated with holding these securities as earning assets. The option premium income generated by these transactions is recognized as other non-interest income. There were no call options outstanding as of December 31, 2001 or 2000.

(19) FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 (in thousands):

---------------------------------------------------------------------------------------------------------
                                                    At December 31, 2001          At December 31, 2000
                                                 ---------------------------   --------------------------
                                                     Carrying        Fair          Carrying       Fair
                                                      Value          Value          Value         Value
                                                 ---------------------------   --------------------------
Financial Assets:
   Cash and demand balances from banks           $    71,575    $    71,575    $    65,413   $    65,413
   Fed funds sold and securities purchased
      under resale agreements                         51,955         51,955        164,641       164,641
   Interest bearing deposits with other banks            692            692            182           182
   Available-for-sale securities                     385,350        385,350        193,105       193,105
   Loans, net of unearned income                   2,061,383      2,079,408      1,558,020     1,547,571
   Accrued interest receivable                        10,702         10,702         10,850        10,850

Financial Liabilities:
   Non-maturity deposits                           1,009,524      1,009,524        749,448       749,448
   Deposits with stated maturities                 1,305,112      1,318,137      1,077,128     1,080,224
   Short-term borrowings                              28,074         28,074         43,639        43,639
   Notes payable                                      46,575         46,575         27,575        27,575
   Federal Home Loan Bank advances                    90,000         88,819           --            --
   Long-term debt - trust preferred securities        51,050         54,122         51,050        48,166
   Accrued interest payable                            3,999          3,999          4,360         4,360

Off-balance sheet derivative contracts:
   Interest rate cap agreements                           54             54            472            57
   Interest rate swap contracts                         (681)          (681)          --            --
---------------------------------------------------------------------------------------------------------

Cash, demand balances from banks, Federal funds sold and securities purchased under resale agreements: The carrying value of cash, demand balances from banks, Federal funds sold and securities purchased under resale agreements approximates fair value due to the short maturity of those instruments. Securities purchased under resale agreements are short-term and have a fixed sales price equal to the carrying amount.

Interest bearing deposits with banks and securities: Fair values of these instruments are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable assets.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are analyzed by type such as commercial, residential real estate, etc. Each category is further segmented into fixed and variable interest rate terms.

For variable-rate loans that reprice frequently, estimated fair values are based on carrying values. The fair value of residential loans is based on secondary market sources for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value for other loans is estimated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect credit and interest rate inherent in the loan.

Accrued interest receivable and accrued interest payable: The carrying value of accrued interest receivable and accrued interest payable approximates market value due to the relatively short period of time to expected realization.

Deposit liabilities: The fair value of deposits with no stated maturity, such as non-interest bearing deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand as of year-end (i.e. the carrying value). The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently in effect for deposits of similar remaining maturities.

Short-term borrowings: The carrying value of short-term borrowings approximates fair value due to the relatively short period of time to maturity or repricing.

Notes payable: The carrying value of notes payable approximates fair value due to the relatively short period of time to repricing of variable interest rates.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances are determined using a discounted cash flow analysis based on current market rates of similar maturity debt securities to discount cash flows.

Long-term debt: The fair value of long-term debt, which consists entirely of Trust Preferred Securities, are determined based on the quoted market prices as of the last business day of the year.

Interest rate cap and swap agreements: The fair value is based on quoted market prices as of the last business day of the year.

Commitments to extend credit and standby letters of credit: The fair value of commitments to extend credit is based on fees currently charged to enter into similar arrangements, the remaining term of the agreement, the present creditworthiness of the counterparty, and the difference between current interest rates and committed interest rates on the commitments. The majority of the Company's commitments contain variable interest rates; thus, the carrying value approximates fair value.

The fair value of letters of credit is based on fees currently charged for similar arrangements. The fair value of such commitments is not material and is not shown here.

The above fair value estimates were made at a point in time based on relevant market information and other assumptions about the financial instruments. As no active market exists for a significant portion of the Company's financial instruments, fair value estimates were based on judgments regarding current economic conditions, future expected cash flows and loss experience, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and therefore cannot be calculated with precision. Changes in these assumptions could significantly affect these estimates. In addition, the fair value estimates only reflect existing on and off-balance sheet financial instruments and do not attempt to assess the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the value of depositor relationships, premises and equipment, intangible assets and the Company's trust and asset management busines have not been considered.


(20) SHAREHOLDERS' EQUITY

A summary of the Company's common and preferred stock at December 31, 2001 and 2000, is as follows:


-----------------------------------------------------------------------
                                             2001                2000
                                        -------------------------------
Common Stock:
   Shares authorized                    30,000,000          30,000,000
   Shares issued                        14,531,665          13,285,042
   Shares outstanding                   14,531,665          12,921,592
   Cash dividend per share                  $0.093              $0.067

Preferred Stock:
   Shares authorized                    20,000,000          20,000,000
   Shares issued                                 -                   -
   Shares outstanding                            -                   -
-----------------------------------------------------------------------

The Company reserves shares of its authorized common stock specifically for its Stock Incentive Plan and its Employee Stock Purchase Plan. The reserved shares, and these plans, are detailed in Note 15 - Employee Benefit and Stock Plans.

The Company has designated 100,000 shares of its preferred stock as Junior Serial Preferred Stock A. These shares were designated in connection with the adoption of a Shareholder Rights Plan in 1998, and are reserved for issuance in the event the Rights become exercisable under the plan. The Rights could be triggered in certain circumstances related to a person or group acquiring more than 15% of the Company's stock or commencing a tender or exchange offer to acquire 15% or more of the Company's stock without prior approval of the Company's Board of Directors. The Rights are evidenced by the certificates representing shares of Common Stock, are nondetachable and do not trade separately. The Rights will expire in April 2008.

The Company has issued warrants to acquire common stock. The warrants entitle the holders to purchase one share of the Company's common stock at purchase prices ranging from $9.90 to $10.00 per share. Warrants outstanding at December 31, 2001 and 2000 were 232,054 and 233,149, respectively. Expiration dates on the remaining outstanding warrants at December 31, 2001 range from December 2002 through November 2005.

In June 2001, the Company issued 1,488,750 additional shares of its common stock through a public offering, realizing net proceeds of approximately $22.2 million. The shares issued included the reissuance of 363,450 treasury shares.

During the first quarter of 2000, the Company initiated a stock buyback program authorizing the repurchase of up to 450,000 shares of its common stock. Through September 30, 2000, the Company repurchased a total of 363,450 shares at an average price of $10.63 per share. No additional repurchases were made subsequent to September 30, 2000. As previously noted, the shares repurchased pursuant to this buyback program were reissued with the Company's common stock offering in June 2001.

At its January 2002 Board of Directors meeting, a semi-annual cash dividend of $0.06 per share ($0.12 on an annualized basis) was declared payable on February 19, 2002 to shareholders of record as of February 5, 2002.

At the same meeting, a 3-for-2 stock split of the Company's common stock, to be effected in the form of a 50% stock dividend, payable on March 14, 2002 to shareholders of record as of March 4, 2002, was declared. All historical share data and per share amounts in this report have been restated to reflect the stock split.

The following table summarizes the components of other comprehensive income, including the related income tax effects, for the years ending December 31, 2001, 2000 and 1999 (in thousands):

----------------------------------------------------------------------
                                                2001    2000    1999
                                             -------------------------
 Unrealized net gains (losses) on
   available-for-sale securites              $ (1,747)  2,895  (3,460)
 Related tax (expense) benefit                    588  (1,013)  1,243
                                             -------------------------
 Net after tax unrealized gains (losses)
   on available-for-sale securities            (1,159)  1,882  (2,217)
                                             -------------------------

 Less: reclassification adjustment for
   net gains (losses) realized in net
   income during the year                         337     (40)     5
 Related tax (expense) benefit                   (118)     14     (2)
                                             -------------------------
 Net after tax reclassification adjustment        219     (26)     3
                                             -------------------------

 Net unrealized gains (losses) on
   available-for-sale securities, net of
   reclassification adjustment                 (1,378)  1,908 (2,220)
                                             -------------------------

 Net unrealized losses on derivatives
   used as cash flow hedges                      (866)      -      -
 Related tax benefit                              303       -      -
                                             -------------------------
 Net unrealized losses on derivatives
   used as cash flow hedges                      (563)      -      -
                                             -------------------------
 Total other comprehensive income (loss)    $  (1,941)  1,908 (2,220)
----------------------------------------------------------------------

A rollforward of the change in accumulated other comprehensive income for the years ending December 31, 2001, 2000 and 1999 is as follows (in thousands):



----------------------------------------------------------------------
                                                2001    2000    1999
                                             -------------------------
 Accumulated other comprehensive
   loss at beginning of year                 $   (363) (2,271)   (51)
 Other comprehsive income (loss)               (1,941)  1,908 (2,220)
                                             -------------------------
 Accumulated other comprehensive
   loss at end of year                       $ (2,304)   (363)(2,271)
----------------------------------------------------------------------

Accumulated other comprehensive income at December 31, 2001, 2000 and 1999 is comprised of the following components (in thousands):


----------------------------------------------------------------------
                                                2001    2000    1999
                                             -------------------------
 Accumulated unrealized losses
   on securities available-for-sale         $  (1,741)   (363) (2,271)
 Accumulated unrealized losses on
    derivatives used as cash flow hedges         (563)      -       -
                                             -------------------------
 Total accumulated other comprehensive
    loss at end of year                     $  (2,304)   (363) (2,271)
----------------------------------------------------------------------

(21) SEGMENT INFORMATION

The Company's operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and trust and asset management. Through its seven bank subsidiaries located in several affluent suburban Chicago communities, the Company provides traditional community banking products and services to individuals and businesses such as accepting deposits, advancing loans, administering ATMs, maintaining safe deposit boxes, and providing other related services. The premium finance operations consist of financing the payment of commercial insurance premiums, on a national basis, through FIFC. A significant portion of the loans originated by FIFC are sold to the Banks and are retained in each of their loan portfolios. The indirect auto segment is operated from one of the Company's bank subsidiaries and is in the business of providing high quality new and used auto loans through a network of auto dealerships within the Chicago metropolitan area. All loans originated by this segment are currently retained within the Banks' loan portfolios. The Tricom segment encompasses the operations of the Company's non-bank subsidiary that provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients throughout the United States. The operating segment information of Tricom is included in the following tables since October 1, 1999, the effective date of the Company's acquisition of Tricom. The trust and asset management segment is operated through WAMC, which offers trust and investment management services at each of the

Banks. In addition to offering these services to existing customers of the Banks, WAMC targets affluent individuals and small to mid-size businesses whose needs command personalized attention by experienced trust and asset management professionals.

Each of the five reportable segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies. In addition, each segment's customer base has varying characteristics. The banking and indirect auto segments also have a different regulatory environment than the premium finance, Tricom and trust and asset management segments. While the Company's chief decision makers monitor each of the seven bank subsidiaries' operations and profitability separately, these subsidiaries have been aggregated into one reportable operating segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

The segment financial information provided in the following tables has been derived from the internal profitability reporting system used by management and the chief decision makers to monitor and manage the financial performance of the Company. The accounting policies of the segments are generally the same as those described in the Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements. The Company evaluates segment performance based on after-tax profit or loss and other appropriate profitability measures common to each segment. Certain indirect expenses have been allocated based on actual volume measurements and other criteria, as appropriate. Intersegment revenue and transfers are generally accounted for at current market prices. The Parent and Intersegment Eliminations reflects parent company information and intersegment eliminations.

The following is a summary of certain operating information for reportable segments (in thousands):

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      PARENT &
                                                 PREMIUM     INDIRECT                               INTERSEGMENT
                                     BANKING     FINANCE       AUTO        TRICOM        TRUST      ELIMINATIONS   CONSOLIDATED
                                ------------------------------------------------------------------------------------------------
2001
NET INTEREST INCOME (EXPENSE)   $    69,937      26,911        6,796        3,936         755          (34,321)        74,014
PROVISION FOR LOAN LOSSES             7,023       3,611          928           88           -           (3,750)         7,900
NONINTEREST INCOME                   18,520       4,520           10        4,084        1,99             (332)        28,798
NONINTEREST EXPENSE (1)              49,059      10,288        2,203        5,813        3,42           (4,586)        66,198
INCOME TAX EXPENSE (BENEFIT) (1)     11,528       6,960        1,459          870        (257)         (10,285)        10,275
                                ------------------------------------------------------------------------------------------------
NET INCOME (LOSS)               $    20,847      10,572        2,216        1,249        (413)         (16,032)        18,439
                                ------------------------------------------------------------------------------------------------

TOTAL ASSETS AT END OF PERIOD   $ 2,674,121     375,221      189,912       28,121       5,588         (567,541)     2,705,422
--------------------------------------------------------------------------------------------------------------------------------

2000
Net interest income (expense)   $    57,220      14,824        6,489        3,640         508          (21,681)        61,000
Provision for loan losses             4,833       1,409        1,640           15          --           (2,842)         5,055
Noninterest income                    8,627       3,831            2        4,476       1,971             (601)        18,306
Noninterest expense                  38,198      12,952        2,205        5,358       3,156           (4,066)        57,803
Income tax expense (benefit)          8,045       1,705        1,050        1,113        (264)          (6,356)         5,293
                                ------------------------------------------------------------------------------------------------
Net income (loss)               $    14,771       2,589        1,596        1,630        (413)          (9,018)        11,155
                                ------------------------------------------------------------------------------------------------

Total assets at end of period   $ 2,071,147     360,218      209,813       31,883       5,492         (575,747)     2,102,806
--------------------------------------------------------------------------------------------------------------------------------

1999
Net interest income (expense)   $    44,293      12,643        8,201          826         469          (18,698)        47,734
Provision for loan losses             3,774         263        1,665           10          --           (1,999)         3,713
Noninterest income                    7,140       1,033            1        1,009       1,171             (546)         9,808
Noninterest expense                  31,544       6,443        2,165        1,247       2,498           (4,219)        39,678
Income tax expense (benefit)          5,831       2,697        1,692          238        (299)          (5,435)         4,724
                                ------------------------------------------------------------------------------------------------
Net income (loss)               $    10,284       4,273        2,680          340        (559)          (7,591)         9,427
                                ------------------------------------------------------------------------------------------------

Total assets at end of period   $ 1,676,983     260,323      266,040       29,213       2,578         (555,755)     1,679,382
--------------------------------------------------------------------------------------------------------------------------------

(1)  Includes amounts reported as a cumulative effect of accounting changes

The premium finance and indirect auto segment information shown in the above tables was derived from their internal profitability reports, which assumes that all loans originated and sold to the banking segment are retained within the segment that originated the loans. All related loan interest income, allocations for interest expense, provisions for possible loan losses and allocations for other expenses are included in the premium finance and indirect auto segments. The banking segment information also includes all amounts related to these loans, as these loans are retained within the Banks' loan portfolios. Accordingly, the intersegment eliminations include adjustments necessary for each category to agree with the related consolidated financial amounts. The intersegment eliminations amount reflected in the Income Tax Expense (Benefit) category also includes the recognition of income tax benefits from the realization of previously unvalued tax loss benefits.



(22) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

---------------------------------------------------------------------------
CONDENSED BALANCE SHEETS
(in thousands):
                                                           December 31,
                                                   ------------------------
                                                        2001         2000
                                                   ------------------------
ASSETS
Cash                                               $      232          312
Other Investments                                       1,772        1,609
Loans                                                   1,200        1,200
Investment in subsidiaries                            233,637      176,501
Other assets                                            6,428        4,401
                                                   ------------------------
Total assets                                       $  243,269      184,023
                                                   ------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                                  $    2,787        1,543
Notes payable                                          46,575       27,575
Long-term debt - trust
   preferred securities                                52,629       52,629
Shareholders' equity                                  141,278      102,276
                                                   ------------------------
Total liabilities and
   shareholders' equity                            $  243,269      184,023
---------------------------------------------------------------------------

-------------------------------------------------------------------------------
CONDENSED STATEMENTS OF INCOME

(in thousands):
                                                      Year Ended December 31,
                                                  -----------------------------
                                                      2001      2000      1999
                                                  -----------------------------
INCOME
Dividends from subsidiaries                       $ 13,500    16,000         -
Other income                                           284       101        60
                                                  -----------------------------
Total income                                        13,784    16,101        60
                                                  -----------------------------

EXPENSES
Interest expense                                     7,082     5,297     3,187
Salaries and employee benefits                         692       641       252
Amortization of goodwill and
   organizational costs                                104       104       212
Other expenses                                       1,723     1,382       945
                                                  -----------------------------
Total expenses                                       9,601     7,424     4,596
                                                  -----------------------------
Income (loss) before income taxes
   and equity in undistributed net
   income of subsidiaries                            4,183     8,677    (4,536)
Income tax benefit                                  (3,515)   (2,841)   (1,709)
                                                  -----------------------------
Income (loss) before equity in
   undistributed net income
   of subsidiaries                                   7,698    11,518    (2,827)
Equity in undistributed net
   income (loss) of subsidiaries                    10,741      (363)   12,254
                                                  -----------------------------
NET INCOME                                        $ 18,439    11,155     9,427
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands):
                                                       Year Ended December 31,
                                                  -----------------------------
                                                      2001      2000      1999
                                                  -----------------------------
OPERATING ACTIVITIES:
Net income                                        $ 18,439    11,155     9,427
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Depreciation and amortization                          398       338       365
  Deferred income tax benefit                         (135)     (337)     (249)
  Increase in other assets                          (2,971)   (1,286)     (237)
  Increase in other liabilities                      1,345       401       320
  Equity in undistributed net
   (income) loss of subsidiaries                   (10,741)      363   (12,254)
                                                  -----------------------------
Net cash provided by (used for)
   operating activities                              6,335    10,634    (2,628)
                                                  -----------------------------

INVESTING ACTIVITIES:
Capital contributions
     to subsidiaries                               (48,150)  (44,169)  (14,300)
Other investing activity, net                          231    (2,532)        -
                                                  -----------------------------
Net cash used for
   investing activities                            (47,919)  (46,701)  (14,300)
                                                  -----------------------------

FINANCING ACTIVITIES:
Increase in notes payable, net                      19,000    19,225     8,350
Proceeds from long-term debt                             -    20,619         -
Common stock issuance, net                          22,222         -     5,984
Common stock issued upon
   exercise of stock options                         1,296       878       403
Common stock issued through
   employee stock purchase plan                        254       126       148
Proceeds from conversion of
   Common stock warrants                                11         -         -
Cash dividends paid                                 (1,279)     (875)        -
Purchase of common stock                                 -    (3,863)        -
                                                  -----------------------------
Net cash provided by
   financing activities                             41,504    36,110    14,885
                                                  -----------------------------
Net increase (decrease) in cash                        (80)       43    (2,043)
Cash at beginning of year                              312       269     2,312
                                                  -----------------------------
Cash at end of year                                 $  232       312       269
-------------------------------------------------------------------------------

(23) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share for 2001, 2000 and 1999 (in thousands, except per share data):

----------------------------------------------------------------------------------------------------------------------------
                                                                                   2001              2000             1999
                                                                               ---------------------------------------------
Net income                                                               (A)   $  18,439            11,155            9,427
                                                                               ---------------------------------------------

Average common shares outstanding                                        (B)      13,734            13,066           12,373
Effect of dilutive common shares                                                     811               345              464
                                                                               ---------------------------------------------
Weighted average common shares and
  effect of dilutive common shares                                       (C)      14,545            13,411           12,837
                                                                               ---------------------------------------------
Net income per
   common share - Basic                                                (A/B)   $    1.34              0.85             0.76
                                                                               ---------------------------------------------
Net income per
   common share - Diluted                                              (A/C)   $    1.27              0.83             0.73
----------------------------------------------------------------------------------------------------------------------------

The effect of dilutive common shares outstanding results from stock options, stock warrants and shares to be issued under the SPP, all being treated as if they had been either exercised or issued, and are computed by application of the treasury stock method.


(24) QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

The following is a summary of quarterly financial information for the years ended December 31, 2001 and 2000 (in thousands, except per share data):

-----------------------------------------------------------------------------------------------------------------------------
                                                        2001 Quarters                              2000 Quarters
                                          ---------------------------------------   -----------------------------------------
                                             First    Second     Third    Fourth       First      Second     Third    Fourth
                                          ---------------------------------------   -----------------------------------------
Interest income                           $ 41,782    41,390    42,529    40,754      32,309      35,074    38,908    41,893
Interest expense                            24,506    23,375    23,399    21,161      18,441      20,225    23,268    25,250
                                          ---------------------------------------   -----------------------------------------
Net interest income                         17,276    18,015    19,130    19,593      13,868      14,849    15,640    16,643
Provision for possible loan losses           1,638     2,264     2,100     1,898       1,141       1,223     1,307     1,384
                                          ---------------------------------------   -----------------------------------------
Net interest income after provision
  for possible loan losses                  15,638    15,751    17,030    17,695      12,727      13,626    14,333    15,259
Non-interest income, excluding
  net securities gains (losses)              6,564     7,305     7,158     7,434       4,275       4,532     4,562     4,977
Net securities gains (losses)                  286        86       (57)       22           3         (28)      (69)       54
Non-interest expense (1)                    15,971    16,282    16,339    17,191      12,109      12,889    18,126    14,679
                                          ---------------------------------------   -----------------------------------------
Income before income taxes                   6,517     6,860     7,792     7,960       4,896       5,241       700     5,611
Income tax expense (benefit)                 2,359     2,497     2,784     2,796       1,774       1,922      (199)    1,796
Cumulative effect of a change in accounting
  for derivatives, net of tax                  254         -         -         -           -           -         -         -
                                          ---------------------------------------   -----------------------------------------
Net income                                $  3,904     4,363     5,008     5,164       3,122       3,319       899     3,815
                                          ---------------------------------------   -----------------------------------------
Net income per common share:
     Basic                                $   0.30      0.34      0.34      0.36        0.24        0.25      0.07      0.29
     Diluted                              $   0.29      0.32      0.33      0.33        0.23        0.24      0.07      0.29
Cash dividends declared per common share  $  0.047         -     0.047         -       0.033           -     0.033         -
-----------------------------------------------------------------------------------------------------------------------------

(1) During the third quarter of 2000, the Company recorded a non-recurring $4.5 million pre-tax charge ($2.7 million after tax) related to a fraudulent loan scheme perpetrated against its premium finance subsidiary. During the fourth quarter of 2000, a partial recovery of $200,000 related to this fraud was recorded as a reduction of the charge reported in the previous quarter.

(25) SUBSEQUENT EVENTS

On February 20, 2002, Wintrust completed its previously announced acquisition of Wayne Hummer Investments LLC (including its wholly-owned subsidiary, Focused Investments LLC) and Wayne Hummer Management Company (collectively, the "Wayne Hummer Companies"). Wayne Hummer Investments LLC is a registered broker/dealer and investment services firm that provides a full range of private client and brokerage services to clients located primarily in the Midwest. Wayne Hummer Management Company is a registered investment adviser, providing services to individual accounts as well as four proprietary mutual funds managed by the firm.

Wintrust paid $28 million for the Wayne Hummer Companies, consisting of $8 million in cash, 762,742 shares of Wintrust's common stock (valued at $15 million) and $5 million of deferred cash payments. Wintrust could pay additional contingent consideration upon the attainment of certain performance measures over the next five years.

The acquisition of the Wayne Hummer Companies will augment and diversify Wintrust's revenue stream by adding brokerage services to its fee based revenues as well as offering traditional banking products to the customers of the Wayne Hummer Companies, thereby providing a more comprehensive menu of financial products and services to the customers of Wintrust and the Wayne Hummer Companies.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

The Board of Directors
Wintrust Financial Corporation


We have audited the accompanying consolidated statements of condition of Wintrust Financial Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP

Chicago, Illinois
February 28, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the significant factors affecting the operations and financial condition of Wintrust for the three years ended December 31, 2001. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and Selected Financial Highlights appearing elsewhere within this report. This discussion contains forward-looking statements concerning the Company's business that are based on estimates and involve risks and uncertainties. Therefore, future results could differ significantly from management's current expectations and the related forward-looking statements. See the last section of this discussion for further information regarding forward-looking statements.

On January 24, 2002, the Company's Board of Directors approved a 3-for-2 stock split of the Company's common stock to be effected in the form of a 50% stock dividend. The Board believes that the split will make Wintrust's stock more readily available to a broader base of investors and therefore improve the liquidity of the stock. All references to numbers of shares and per share amounts included in this report have been restated to reflect the effect of the stock split.

OPERATING SUMMARY

Wintrust's key measures of profitability and balance sheet growth continued to show impressive improvement in 2001, as evidenced by the following table (dollars in thousands, except per share data):

-------------------------------------------------------------------------
                                      Year Ended December 31   Percent
                                   ---------------------------
                                         2001          2000   Improvement
                                   --------------------------------------
Net income                         $    18,439    $   13,761*    34.0%

Net income per common
  share - Diluted                  $      1 27    $     1.03*    23.3%

Net revenues                       $   102,812    $   79,306     29 6%
Net interest income                $    74,014    $   61,000     21 3%

Net interest margin                       3.49%         3.66%    -4.6%
Net overhead ratio                        1.59%         1.90%*   16.3%
Return on average assets                  0.79%         0.74%*    6.8%
Return on average equity                 15.24%        14.20%*    7.3%

At end of period:
  Total assets                     $ 2,705,422    $2,102,806     28.7%
  Total loans                      $ 2,061,383    $1,558,020     32.3%
  Total deposits                   $ 2,314,636    $1,826,576     26.7%

  Book value per
     common share                  $      9.72    $     7.92     22.7%
  Market price per
     common share                  $     20.38    $    10.63     91.7%
-------------------------------------------------------------------------
* Excludes non-recurring charge of $4.3 million ($2.6 million after tax) reported in 2000 related to a fraudulent loan scheme perpetrated against the Company's premium finance subsidiary.

Wintrust's net income increased 34.0% in 2001 compared to 2000, after increasing 46.0% in 2000 over 1999, excluding a non-recurring charge reported in 2000. On a per share basis, net income per diluted common share increased 23.3% in 2001, after increasing 41.1% in 2000. The lower growth rate in the earnings per share in 2001, as compared to net income, was due to the issuance of approximately 1.5 million additional shares of common stock in June 2001.

Please refer to the Consolidated Results of Operations section later in this discussion for further analysis of the Company's operations for the past three years.


OVERVIEW AND STRATEGY

Wintrust's operating subsidiaries were organized within the last ten years, with an average life of its seven subsidiary banks of approximately six years. The Company has grown rapidly during the past few years and its Banks have been among the fastest growing community-oriented de novo banking operations in Illinois and the country. Because of the rapid growth, the historical financial performance of the Company has been affected by costs associated with growing market share, establishing new de novo banks, opening new branch facilities, and building an experienced management team. The Company's financial performance over the past several years generally reflects improving profitability of the Banks, as they mature, offset by the costs of opening new banks and branch facilities. The Company's experience has been that it generally takes 13-24 months for new banking offices to first achieve operational profitability.

While committed to a continuing growth strategy, management's ongoing focus is also to balance further asset growth with earnings growth by seeking to more fully leverage the existing capacity within each of the Banks, FIFC, WAMC and Tricom. One aspect of this strategy is to continue to pursue specialized earning asset niches in order to maintain the mix of earning assets in higher-yielding loans as well as diversify the loan portfolio. Another aspect of this strategy is a continued focus on less aggressive deposit pricing at the Banks with significant market share and more established customer bases.

DE NOVO BANK FORMATION AND BRANCH OPENING ACTIVITY

The Company has developed its community banking franchise through the formation of seven de novo banks as well as opening branch offices of the banks. As of December 31, 2001, the Company had 29 banking facilities. One additional full-service branch office was opened in January 2002, and construction of several other offices are currently underway. The following table illustrates the progression of bank and branch openings that have contributed to the Company's growth and results of operations since inception.

-----------------------------------------------------------------------------------------------------------------------------
MONTH               YEAR                 BANK                       LOCATION                       TYPE OF FACILITY
-----------------------------------------------------------------------------------------------------------------------------
January             2002                 Hinsdale Bank              Riverside, Illinois (7)        Branch
December            2001                 Northbrook Bank            Northbrook, Illinois           New permanent facility
September           2001                 Barrington Bank            Hoffman Estates (6)            Branch
February            2001                 Crystal Lake Bank          McHenry, Illinois (5)          Branch
November            2000                 Northbrook Bank            Northbrook, Illinois           Bank (temporary facility)
July                2000                 Libertyville Bank          Wauconda, Illinois (4)         Branch
May                 2000                 Libertyville Bank          Wauconda, Illinois (4)         Drive-up
February            2000                 Lake Forest Bank           Highwood, Illinois (3)         Branch
October             1999                 North Shore Bank           Skokie, Illinois               Branch
September           1999                 Crystal Lake Bank          Crystal Lake, Illinois         Branch
June                1999                 Lake Forest Bank           Lake Forest, Illinois          Bank/Corporate expansion
March               1999                 Crystal Lake Bank          Crystal Lake, Illinois         Drive-up/walk-up
January             1999                 Hinsdale Bank              Western Springs, Illinois (2)  New permanent facility
October             1998                 Libertyville Bank          Libertyville, Illinois         Branch
September           1998                 Crystal Lake Bank          Crystal Lake, Illinois         New permanent facility
May                 1998                 North Shore Bank           Glencoe, Illinois              Drive-up/walk-up
April               1998                 North Shore Bank           Wilmette, Illinois             Walk-up
December            1997                 Crystal Lake Bank          Crystal Lake, Illinois         Bank
November            1997                 Hinsdale Bank              Western Springs, Illinois (2)  Branch
February            1997                 Lake Forest Bank           Lake Forest, Illinois          Drive-up/walk-up
December            1996                 Barrington  Bank           Barrington, Illinois           Bank
August              1996                 Hinsdale Bank              Clarendon Hills, Illinois (1)  Branch
May                 1996                 North Shore Bank           Winnetka, Illinois             Branch
November            1995                 North Shore Bank           Wilmette, Illinois             Drive-up/walk-up
October             1995                 Hinsdale Bank              Hinsdale, Illinois             Drive-up/walk-up
October             1995                 Libertyville Bank          Libertyville, Illinois         Bank
October             1995                 Libertyville  Bank         Libertyville, Illinois         Drive-up/walk-up
October             1995                 North Shore Bank           Glencoe, Illinois              Branch
May                 1995                 Lake Forest Bank           West Lake Forest, Illinois     Branch
December            1994                 Lake Forest Bank           Lake Bluff, Illinois           Branch
September           1994                 North Shore Bank           Wilmette, Illinois             Bank
April               1994                 Lake Forest Bank           Lake Forest, Illinois          New permanent facilities
October             1993                 Hinsdale Bank              Hinsdale, Illinois             Bank
April               1993                 Lake Forest Bank           Lake Forest, Illinois          Drive-up/walk-up
December            1991                 Lake Forest Bank           Lake Forest, Illinois          Bank
-----------------------------------------------------------------------------------------------------------------------------

(1)  Operates in this  location as  Clarendon  Hills Bank,  a branch of Hinsdale Bank.
(2)  Operates in this location as Community Bank of Western Springs, a branch of Hinsdale Bank.
(3)  Operates in this location as Bank of  Highwood-Fort  Sheridan,  a branch of Lake Forest Bank.
(4)  Operates  in  this  location  as  Wauconda  Community  Bank,  a  branch  of Libertyville Bank.
(5)  Operates in this location as McHenry Bank & Trust, a branch of Crystal Lake Bank.
(6)  Operates in this location as Hoffman  Estates  Community  Bank, a branch of Barrington Bank.
(7)  Operates in this location as Riverside Bank, a branch of Hinsdale Bank.

--------------------------------------------------------------------------------

EARNING ASSET AND BUSINESS NICHES

As previously mentioned, the Company continues to pursue specialized earning asset and business niches in order to maximize the Company's revenue stream as well as diversify its loan portfolio. A summary of the Company's more significant earning asset and business niches follows.

FIFC is the Company's most significant specialized earning asset niche and originated approximately $1.3 billion in premium finance receivable volume during 2001. The majority of these receivables are retained within the Banks' loan portfolios. However, as a result of continued growth in origination volume in 2001, FIFC sold approximately $245 million, or 19%, of the receivables generated during the year to an unrelated third party. The Company began selling the excess of FIFC's originations over the capacity to retain such loans within the Banks' loan portfolios during the second quarter of 1999. In addition to recognizing gains on the sale of these receivables, the proceeds provide the Company with additional liquidity. Consistent with the Company's strategy to be asset-driven, it is probable that similar sales of these receivables will occur in the future; however, future sales of these receivables depends on the level of new volume growth in relation to the capacity to retain such loans within the Banks' loan portfolios. See Consolidated Results of Operations for further information on these loan sales.

In October 1999, the Company acquired Tricom as part of its continuing strategy to pursue specialized earning asset niches. Tricom is a Milwaukee-based company that has been in business for more than ten years and specializes in providing, on a national basis, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to clients in the temporary staffing industry. Tricom currently finances and processes payrolls with associated client billings of approximately $248 million and generated approximately $8.0 million in net revenues in 2001. By virtue of the Company's funding resources, this acquisition has provided Tricom with additional capital necessary to expand its financing services in a national market. Tricom's revenue principally consists of interest income from financing activities and fee-based revenues from administrative services. In addition to expanding the Company's earning asset niches, this acquisition has added to the level of fee-based income.

In addition to the earning asset niches provided by the Company's non-bank subsidiaries, several earning asset niches operate within the Banks, including the indirect auto division at Hinsdale Bank, Lake Forest Bank's MMF Leasing Services ("MMF") equipment leasing division and Barrington Bank's Community Advantage program that provides lending, deposit and cash management services to condominium, homeowner and community associations. In addition, Hinsdale Bank's mortgage warehouse lending program provides loan and deposit services to mortgage brokerage companies located predominantly in the Chicago metropolitan area and Crystal Lake Bank has recently developed a specialty in small aircraft lending. The Company plans to continue pursuing the development or acquisition of other specialty earning asset niches or finance businesses that generate assets suitable for bank investment and/or secondary market sales.

In September 1998, the Company formed WAMC, a trust subsidiary, to expand the trust and investment management services that were previously provided through the trust department of Lake Forest Bank. With a separately chartered trust subsidiary, the Company is better able to offer trust and investment management services to all communities served by the Banks, which management believes are some of the best trust markets in Illinois. In addition to offering these services to existing bank customers at each of the Banks, the Company believes WAMC can successfully compete for trust business by targeting small to mid-size businesses and affluent individuals whose needs command the personalized attention offered by WAMC's experienced trust professionals. Services offered by WAMC typically include traditional trust products and services, as well as investment management, financial planning and 401(k) management services. The trust and asset management services and products will be expanded in 2002 to include brokerage services as a result of the Company's recent acquisition of the Wayne Hummer Companies.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There are a number of accounting policies that require the use of judgment. One of the most significant accounting policies which requires the use of judgment is establishing the amount of the allowance for possible loan losses. Management has established credit committees at each of the Banks which evaluate the credit quality of the loan portfolio and the level of the adequacy of the allowance for possible loan losses. See Notes to Consolidated Financial Statements (Note 1, Summary of Significant Accounting Policies - "Loans and Allowance for Possible Loan Losses") and the section titled "Credit Risk and Asset Quality" later in this report for discussions on the methodology used in determining the level of the allowance for possible loan losses.

Another area that requires judgment relates to the calculation of the gains on the sale of premium finance receivables. Essentially, the initial investment in a loan is allocated between the loan and the Company's retained interest based on their relative fair values, and a gain is recognized for the difference between the proceeds received and the cost basis allocated to the loan. The retained interest includes a servicing asset, an interest only strip and a guarantee obligation pursuant to the terms of the sale agreement. The fair values of the servicing asset and interest only strip are calculated based on estimates of the future cash flows from the underlying loans which incorporate assumptions for prepayments and other factors. The Company's guarantee obligation is estimated based on the historical loss experience and credit risk factors of the loans. If actual cash flows from the underlying loans are less than originally anticipated, the net retained interest may be impaired, and such impairment would be recorded as a charge to earnings. However, since these loans are short-term in nature, with terms of less than twelve months, the Company's exposure to prepayment and market value risk is minimal.


GENERAL COMPONENTS OF PROFITABILITY

The Company's operating profitability depends on its net interest income, provision for possible loan losses, non-interest income and non-interest expense. Net interest income is the difference between the income the Company receives on its loan and security portfolios and its cost of funds, which consists of interest paid on deposits and borrowed funds. The provision for possible loan losses reflects the cost of credit risk in the Company's loan portfolio. Non-interest income consists of fees on mortgage loans sold, service charges on deposit accounts, trust and asset management fees, gains on sales of premium finance receivables, administrative services revenue, premium income from call option contracts and other miscellaneous fees and income. Non-interest expense includes salaries and employee benefits as well as occupancy, equipment, data processing, advertising and marketing, professional fees, amortization of intangible assets and other operating expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to the amounts and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management actions. The provision for loan losses is dependent on increases in the loan portfolio, management's assessment of the collectibility of the loan portfolio, net loans charged-off, historical loss experience, as well as economic conditions and other market factors. Fees on mortgage loans sold relate to the Company's practice of originating long-term fixed-rate mortgage loans for sale into the secondary market in order to satisfy customer demand for such loans while avoiding the interest-rate risk associated with holding long-term fixed-rate mortgage loans in the Banks' portfolios. These fees are highly dependent on the mortgage interest rate environment and the volume of real estate transactions and mortgage refinancing activity. The Company earns trust and asset management fees for managing and administering trust and investment accounts for individuals and businesses. Gains on sales of premium finance receivables result from FIFC's sale of a portion of new origination volumes to an unaffiliated third party. Administrative services revenue results from various value-added services that Tricom provides to its temporary staffing service clients such as data processing of payrolls, billing and cash management services. Miscellaneous fees and income primarily include income generated from other ancillary banking services, premium income from the sale of covered call options and rental income from leased equipment. Non-interest expenses are heavily influenced by the growth of operations, with additional employees necessary to staff new banks, branch facilities and trust expansion, higher levels of occupancy and equipment costs, as well as advertising and marketing expenses necessary to promote the growth. The increase in the number of account relationships directly affects such expenses as data processing costs, supplies, postage, loan expenses, and other miscellaneous operating expenses.

AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, AND INTEREST RATE YIELDS AND COSTS

The following table sets forth the average balances, the interest earned or paid thereon, and the effective interest rate, yield or cost for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2001, 2000 and 1999. The yields and costs include loan origination fees and certain direct origination costs which are considered adjustments to yields. Interest income on non-accruing loans is reflected in the year that it is collected, to the extent it is not applied to principal. Such amounts are not material to net interest income or net change in net interest income in any year. Non-accrual loans are included in the average balances and do not have a material effect on the average yield. Net interest income and the related net interest margin have been adjusted to reflect tax-exempt income, such as interest on municipal securities and loans, on a tax-equivalent basis. This table should be referred to in conjunction with this analysis and discussion of the financial condition and results of operations (dollars in thousands).

----------------------------------------------------------------------------------------------------------------------------------
                                             2001                            2000                              1999
                               ------------------------------ -------------------------------  -----------------------------------
                                                       Average                        Average                              Average
                                  Average              Yield/     Average              Yield/    Average                   Yield/
                                  Balance(1) Interest   Cost     Balance(1)  Interest  Cost     Balance(1)   Interest       Cost
                               ------------------------------ -------------------------------  -----------------------------------
ASSETS
Interest bearing deposits with
  banks                        $       385  $     10    2.60% $       439   $     26    5.92%    $   3,840  $     204     5.31%
Securities (2)                     223,280    11,821    5.29      237,025     15,669    6.61       187,258     10,336     5.52
Federal funds sold                 136,778     5,632    4.12       26,202      1,627    6.21        30,844      1,536     4.98
Loans, net of unearned
  income (2)(3)                  1,786,596   149,850    8.39    1,416,419    131,428    9.28     1,135,200     97,529     8.59
                               ------------------------------ -------------------------------  -----------------------------------
     Total earning assets        2,147,039   167,313    7.79    1,680,085    148,750    8.85     1,357,142    109,605     8.08
                               ------------------------------ -------------------------------  -----------------------------------
Cash and due from banks             49,536                         49,893                           39,285
Allowance for possible loan losses (12,202)                        (9,929)                          (7,980)
Premises and equipment, net         91,590                         80,778                           65,539
Other assets                        52,069                         52,755                           42,580
                               ------------------------------ -------------------------------  -----------------------------------
     Total assets              $ 2,328,032                    $ 1,853,582                      $ 1,496,566
------------------------------------------------------------- -------------------------------  -----------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits - interest bearing:
 NOW accounts                $     205,306 $   4,790    2.33% $   152,731   $  5,248    3.44%  $   123,846  $   3,607     2.91%
 Savings and money market
   deposits                        411,929    12,387    3.01      351,095     15,313    4.36       309,525     11,194     3.62
 Time deposits                   1,219,584    66,326    5.44      946,011     58,109    6.14       751,286     41,225     5.49
     Total interest bearing
                               ------------------------------ -------------------------------  -----------------------------------
        deposits                 1,836,819    83,503    4.55    1,449,837     78,670    5.43     1,184,657     56,026     4.73
                               ------------------------------ -------------------------------  -----------------------------------

Short-term borrowings
   and notes payable                53,649     2,845    5.30       74,893      4,371    5.84        53,076      2,633     4.96
Federal Home Loan Bank advances     21,945       942    4.29            -          -       -             -          -        -
Long-term debt - trust preferred
   securities                       51,050     5,151   10.09       41,990      4,143    9.87        31,050      2,938     9.46
     Total interest bearing
                               ------------------------------ -------------------------------  -----------------------------------
        liabilities              1,963,463    92,441    4.71    1,566,720     87,184    5.56     1,268,783     61,597     4.85
                               ------------------------------ -------------------------------  -----------------------------------

Non-interest bearing deposits      206,267                        166,050                          126,388
Other liabilities                   37,307                         23,894                           20,014
Shareholders' equity               120,995                         96,918                           81,381
                               ------------------------------ -------------------------------  -----------------------------------
     Total liabilities and
          shareholders' equity $ 2,328,032                    $ 1,853,582                      $ 1,496,566
------------------------------------------------------------- -------------------------------  -----------------------------------

Net interest income/spread                  $ 74,872    3.08%              $  61,566    3.29%               $  48,008     3.23%
Net interest margin                                     3.49%                           3.66%                             3.54%
Core net interest margin (4)                            3.73%                           3.91%                             3.75%
----------------------------------------------------------------------------------------------------------------------------------

(1)  Average balances were generally computed using daily balances.
(2) Interest income on tax advantaged securities and loans reflects a tax-equivalent adjustment based on a marginal federal tax rate of 35%. This total adjustment reflected in the above table is $858, $566 and $274 in 2001, 2000 and 1999, respectively.
(3) The average balances of loans include non-performing loans and loans held for sale.
(4) The core net interest margin excludes the interest expense associated with the Company's Trust Preferred Securities.

CHANGES IN INTEREST INCOME AND EXPENSE

The following table shows the dollar amount of changes in interest income (on a tax-equivalent basis) and expense by major categories of interest-earning assets and interest-bearing liabilities attributable to changes in volume or rate or both, for the periods indicated (in thousands):


----------------------------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31,
                                                ----------------------------------------------------------------------------
                                                          2001 Compared to 2000                  2000 Compared to 1999
                                                --------------------------------------     ---------------------------------
                                                    Change       Change                     Change      Change
                                                    Due to     Due to          Total        Due to       Due to        Total
                                                     Rate        Volume       Change         Rate        Volume       Change
                                                --------------------------------------     ---------------------------------
Interest income:
Interest bearing deposits with banks            $      (13)          (3)         (16)           22          (200)      (178)
Federal funds sold                                    (719)       4,724        4,005           344          (253)        91
Securities                                          (2,980)        (868)      (3,848)        2,274         3,059      5,333
Loans                                              (13,513)      31,935       18,422         8,290        25,609     33,899
                                                --------------------------------------     ---------------------------------
   Total interest income                           (17,225)      35,788       18,563        10,930        28,215     39,145
                                                --------------------------------------     ---------------------------------

INTEREST EXPENSE:
NOW accounts                                        (1,965)       1,507         (458)          717           924      1,641
Savings and money market deposits                   (5,284)       2,358       (2,926)        2,488         1,631      4,119
Time deposits                                       (7,208)      15,425        8,217         5,308        11,576     16,884
Short-term borrowings and notes payable               (371)      (1,155)      (1,526)          522         1,216      1,738
Federal Home Loan Bank advances                          -          942          942             -             -          -
Long-term debt - trust preferred securities             96          912        1,008           131         1,074      1,205
                                                --------------------------------------     ---------------------------------
   Total interest expense                          (14,732)      19,989        5,257         9,166        16,421     25,587
                                                --------------------------------------     ---------------------------------

   NET INTEREST INCOME                           $  (2,493)      15,799       13,306         1,764        11,794     13,558
----------------------------------------------------------------------------------------------------------------------------


The changes in net interest income are created by various changes in both interest rates and volumes and, therefore, require significant analysis. However, it is clear that the change in the Company's net interest income for the periods under review was predominantly impacted by the growth in the volume of the overall interest-earning assets (specifically loans) and interest-bearing deposit liabilities. In the table above, volume variances are computed using the change in volume multiplied by the previous year's rate. Rate variances are computed using the change in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of the absolute dollar amounts of the change in each.


ANALYSIS OF FINANCIAL CONDITION

The dynamics of community bank balance sheets are generally dependent upon the ability of management to attract additional deposit accounts to fund the growth of the institution. As several of the Company's banks and branch offices are still less than five years old, the generation of new deposit relationships to gain market share and establish themselves in the community as the bank of choice is particularly important. When determining a community to establish a de novo bank, the Company generally will only enter a community where it believes the bank can gain the number one or two position in deposit market share. This is usually accomplished by initially paying competitively high deposit rates to gain the relationship and then by introducing the customer to the Company's unique way of providing local banking services.

Deposits. Over the past three years, the Company has experienced significant growth in both the number of accounts and the balance of deposits primarily as a result of de novo bank formations, new branch openings and strong marketing efforts. Total deposit balances increased 26.7% to $2.31 billion at December 31, 2001, as compared to $1.83 billion at December 31, 2000, which increased 24.8% when compared to the balance of $1.46 billion at December 31, 1999.

The composition of the deposit base has remained relatively consistent over the last three years as evidenced by the deposit balances and relative composition of each deposit category to total deposits as of December 31, 2001, 2000 and 1999, in the following table (dollars in thousands):

------------------------------------------------------------------------------------------------------------------------------
                                                   2001                             2000                        1999
                                      -------------------------  ---------------------------------  --------------------------
                                           Ending       Percent            Ending         Percent           Endig     Percent
                                           Balance     of Total            Balance       of Total          Balance    of Total
                                      -------------------------  ---------------------------------  --------------------------
Non-interest bearing deposits         $    254,269        11%         $    198,319         11%       $    154,034       11%
NOW accounts                               286,860        13               180,898         10             130,625        9
Savings and money market deposits          468,395        20               370,231         20             325,201       22
Time deposits                            1,305,112        56             1,077,128         59             853,762       58
                                      -------------------------  ---------------------------------  --------------------------
   Total deposits                     $  2,314,636       100%          $ 1,826,576       100%        $  1,463,622      100%
------------------------------------------------------------------------------------------------------------------------------



Additionally, growth in the deposit base continues to be generated by each of the Banks. The following table presents deposit balances by the Banks and the relative percentage of total deposits held by each Bank at December 31 for the past three years (dollars in thousands):

------------------------------------------------------------------------------------------------------------------------------
                                                   2001                             2000                        1999
                                      -------------------------  ---------------------------------  --------------------------
                                           Ending       Percent            Ending         Percent           Endig     Percent
                                           Balance     of Total            Balance       of Total          Balance    of Total
                                      -------------------------  ---------------------------------  --------------------------
Lake Forest Bank                      $    584,493        25%         $    482,119         26%       $    416,642       29%
Hinsdale Bank                              425,322        19               350,407         19             296,127       20
North Shore Bank                           482,333        21               410,205         23             327,130       22
Libertyville Bank                          296,056        13               245,119         13             191,085       13
Barrington Bank                            284,316        12               215,456         12             156,859       11
Crystal Lake Bank                          165,456         7               107,555          6              75,779        5
Northbrook Bank                             76,660         3                15,715          1                   -        -
                                      -------------------------  ---------------------------------  --------------------------
   Total deposits                     $  2,314,636       100%         $  1,826,576        100%       $  1,463,622      100%
                                      -------------------------  ---------------------------------  --------------------------

Percentage increase from
   prior year-end                               26 7%                      24 8%                            19 1%
------------------------------------------------------------------------------------------------------------------------------

Other Funding Sources. Although deposits are the Company's primary source of funding its interest-earning assets, the Company's ability to manage the types and terms of deposits is somewhat limited by customer preferences and market competition. As a result, in addition to deposits, the Company uses several other funding sources to support its growth. These other sources include short-term borrowings, notes payable, FHLB advances, trust preferred securities and the issuance of equity securities as well as the retention of earnings. The Company evaluates the terms and unique characteristics of each source, as well as its asset-liability management position, in determining the use of such funding sources.

Short-term borrowings. Short-term borrowings include securities sold under repurchase agreements and federal funds purchased and totaled $28.1 million and $43.6 million at December 31, 2001 and 2000, respectively. This funding category fluctuates based on daily liquidity needs of the Banks, FIFC and Tricom.

Notes payable. The notes payable balances of $46.6 million at December 31, 2001 and $27.6 million at December 31, 2000, represent the balances on a revolving credit agreement with an unaffiliated bank. This revolving credit line is available for corporate purposes such as to provide capital to fund continued growth at existing bank subsidiaries, expansion of WAMC, possible future acquisitions and for other general corporate matters. See Note 10 to the Consolidated Financial Statements for further discussion of the terms of this revolving credit line.

FHLB Advances. In 2001, the Banks began to use FHLB advances as a source of funding. These advances provide the Banks with access to fixed rate funds which are useful in mitigating interest rate risk and achieving an acceptable interest rate spread on fixed rate loans or securities. FHLB advances to the Banks totaled $90 million at December 31, 2001. See Note 11 to the Consolidated Financial Statements for further discussion of the terms of these advances.

Long-term debt - trust preferred securities. The Company has $51.1 million of trust preferred securities outstanding which were sold in two public offerings. In October 1998, the Company sold $31.05 million of 9.00% trust preferred securities and in June 2000, sold $20.0 million at 10.50%. The trust preferred securities offerings increased the Company's regulatory capital, and provided for the continued growth of its banking and trust franchise. The ability to treat these trust preferred securities as regulatory capital under Federal Reserve Bank guidelines and to deduct the related interest expense for Federal income taxes, provides the Company with a cost-effective form of capital. See
Note 12 to the Consolidated Financial Statements for further discussion of these trust preferred securities.

Total assets and earning assets. The Company's total assets were $2.71 billion at December 31, 2001, an increase of $602.6 million, or 28.7%, when compared to $2.10 billion at December 31, 2000, which increased $423.4 million, or 25.2%, over the December 31, 1999 total of $1.68 billion. Earning assets totaled $2.50 billion at December 31, 2001, an increase of $583.4 million, or 30.5%, from the balance of $1.92 billion a year earlier. Earning assets as a percentage of total assets were 92.4% and 91.1% as of December 31, 2001 and 2000, respectively. The increases in total assets and earning assets since December 31, 2000 were primarily attributable to the $488.1 million increase in deposits, which mainly resulted from continued market share growth.

Loans. Total loans, net of unearned income, totaled $2.06 billion at December 31, 2001, and continued on a solid growth track during 2001 increasing $503.4 million, or 32.3%, over the December 31, 2000 balance of $1.56 billion. In 2000, total loans increased $279.8 million, or 21.9%, compared to the balance at the end of 1999. Growth has occurred in all core categories and the premium finance receivables portfolio. Decreases in the indirect auto loan portfolio were the result of management's decision to slow the volume of originations of indirect auto loans due to the current economic and competitive environment surrounding this portfolio. Total loans, net of unearned income, comprised 82.5% of total earning assets at December 31, 2001 as compared to 81.3% at December 31, 2000. Total loans were 89.1% of total deposits at December 31, 2001 as compared to 85.3% at December 31, 2000. These loan-to-deposit ratios fall within management's desired range of 85%-90%. Deploying the deposits in higher yieldin earning assets is consistent with management's objective of being an asset-driven organization whereby excess loan originations can be sold to third parties and new deposit growth can be immediately invested in higher yielding assets. The following table presents loan balances, net of unearned income, by category as of December 31, 2001, 2000 and 1999 (dollars in thousands):

-------------------------------------------------------------------------------------------------------------------------------
                                                     2001                          2000                         1999
                                        ---------------------------  ----------------------------  ----------------------------
                                                          PERCENT                        Percent                        Percent
                                          BALANCE        OF TOTAL        Balance        of Total        Balance        of Total
                                        ---------------------------  ----------------------------  ----------------------------

Core loans:
   Commercial and
     commercial real estate             $  1,007,580         49%      $    647,947         42%      $    485,776         38%
   Home equity                               261,049         12            179,168         12            139,194         11
   Residential real estate                   182,945          9            141,919          9            111,026          9
   Other loans                                59,157          3             51,995          3             49,925          4
                                        ---------------------------  ----------------------------  ----------------------------
     Total core loans                      1,510,731         73          1,021,029         66            785,921         62
                                        ---------------------------  ----------------------------  ----------------------------

Niche loans:
   Premium finance receivables               348,163         17            313,065         20            219,341         17
   Indirect auto loans                       184,209          9            203,572         13            255,410         20
   Tricom finance receivables                 18,280          1             20,354          1             17,577          1
                                        ---------------------------  ----------------------------  ----------------------------
     Total niche loans                       550,652         27            536,991         34            492,328         38
                                        ---------------------------  ----------------------------  ----------------------------

 Total loans, net of unearned income    $  2,061,383        100%      $  1,558,020        100%      $  1,278,249        100%
-------------------------------------------------------------------------------------------------------------------------------


Niche Loan Categories. In order to minimize the time lag typically experienced by de novo banks in redeploying deposits into higher yielding earning assets, the Company has developed lending programs focused on specialized earning asset niches that generally have large volumes of homogeneous assets that can be acquired for the Banks' portfolios and possibly sold in the secondary market to generate fee income. These specialty niches also diversify the Banks' loan portfolios and add higher yielding earning assets that help to improve the net interest margin. Currently, the Company's three specialty loan areas that are considered separate operating segments consist of the premium finance, indirect auto and Tricom segments. Other specialty loan programs include medical and municipal equipment leases through a division of Lake Forest Bank, mortgage broker warehouse lending through Hinsdale Bank, the Community Advantage program at Barrington Bank, which provides lending, deposit and cash management services to condominium, homeowner and community associations and the small aircraft lending program at Crystal Lake Bank. Management continues to evaluate other specialized types of earning assets to assist with the deployment of deposit funds and to diversify the earning asset portfolio.

Premium finance receivables. The Company originates commercial premium finance receivables through FIFC. All premium finance receivables originated by FIFC are subject to the Company's stringent credit standards, and substantially all such loans are made to commercial customers. The Company rarely finances consumer insurance premiums. At December 31, 2001, premium finance receivables totaled $348.2 million and accounted for 17% of the Company's total loan portfolio. The balance reflects an increase of $35.1 million, or 11.2%, from the $313.1 million balance a year earlier. The majority of the receivables originated by FIFC are sold to the Banks and retained in their loan portfolios. However, premium finance receivables originated in excess of the capacity to retain such receivables within the Banks' loan portfolios are sold to an unrelated third party. In 2001, FIFC sold approximately $245 million, or 19%, of the $1.3 billion of receivables originated in 2001, to an unrelated third party and recognized gains of approximately $4.6 million from such sales. Total loan originations in 2001 increased approximately $223.6 million, or 21%, over the $1.1 billion of originations in 2000. This increase in origination volume is due in part to market increases in insurance premiums. With continued growth expectations in 2002, it is probable that the Company will continue selling a portion of these new receivables to unrelated third parties. See Consolidated Results of Operations for further information on these loan sales.

Indirect auto loans. The Company finances fixed rate automobile loans sourced indirectly through an established network of unaffiliated automobile dealers located throughout the Chicago metropolitan area. These indirect auto loans are secured by new and used automobiles and generally have an original maturity of 36 to 60 months with the average actual maturity estimated to be approximately 35 to 40 months. The risk associated with this portfolio is diversified among many individual borrowers. The Company utilizes credit underwriting standards that management believes results in a high quality portfolio. The Company does not currently originate any significant level of sub-prime loans, which are made to individuals with impaired credit histories at generally higher rates, and accordingly, with higher levels of credit risk. Management continually monitors the dealer relationships and the Banks are not dependent on any one dealer as a source of such loans. In response to economic conditions and the competitive environment for this product, the Company has been reducing the level of new indirect auto loans originated. However, the Company continues to maintain its relationships with the dealers and may increase its volume of originations when market conditions indicate it is prudent to do so. As of December 31, 2001, net indirect auto loans totaled $184.2 million, a decrease of $19.3 million, or 9.5%, from the previous year-end balance

Tricom finance receivables. These receivables consist of high-yielding short-term accounts receivable financing to Tricom's clients in the temporary staffing industry located throughout the United States. Typically, Tricom also provides value-added out-sourced administrative services to many of these clients, such as data processing of payrolls, billing and cash management services, which generates additional fee income. As of December 31, 2001, Tricom's finance receivables totaled $18.3 million, a decrease of $2.1 million, or 10.2%, from the previous year-end balance, resulting from the general slowdown in the economy and the reduction in the placement of temporary staffing individuals by Tricom's customers.

Core Loan Categories. Core loans include commercial and commercial real estate loans, home equity loans, residential real estate loans and consumer loans. Core loans totaled $1.5 billion at December 31, 2001, and represented 73% of the Company's total loan portfolio. Core loans increased $489.7 million, or 48.0%, over the prior year amount of $1.0 billion.

Commercial and commercial real estate loans, the largest loan category, totaled $1.0 billion at December 31, 2001 and increased $359.6 million, or 55.5%, over the December 31, 2000 balance of $647.9 million. This category comprised 49% of the loan portfolio at the end of 2001 and the increase over the prior year-end balance was mainly due to the combination of increased business development efforts, a low interest rate environment and a continued healthy local economy.

Home equity loans totaled $261.0 million as of December 31, 2001 and increased $81.9 million, or 45.7%, when compared to the December 31, 2000 balance of $179.2 million. This increase was mainly the result of increased line of credit usage and special marketing programs. Unused commitments on home equity lines of credit have increased approximately $79.7 million, or 35.4%, over the balance at December 31, 2000 and totaled $304.6 million at December 31, 2001.

Residential real estate loans totaled $182.9 million at December 31, 2001, and increased $41.0 million, or 28.9%, over the prior year-end balance. Mortgage loans held for sale are included in this category and totaled $42.9 million and $10.4 million at December 31, 2001 and 2000, respectively. The Company collects a fee on the sale of these loans into the secondary market to avoid the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans. The increase in the amount of mortgage loans held for sale reflects the significant increase in mortgage loan activity at the end of 2001 resulting from the low interest rate environment. The remaining loans in this category are maintained within the Banks' loan portfolios and comprise mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.

Liquidity Management Assets. Funds that are not utilized for loan originations are used to purchase investment securities and short-term money market investments, to sell as federal funds and to maintain in interest-bearing deposits with banks. The balances of these assets fluctuate frequently based on deposit inflows and loan demand. As a result of anticipated significant loan growth in the development of de novo banks and earning asset niches, it has been Wintrust's policy to generally maintain its securities portfolio in short-term, liquid, and diversified high credit quality securities at the Banks in order to facilitate the funding of quality loan demand as it emerges and to keep the Banks in a liquid condition in the event that deposit levels fluctuate. The aggregate carrying value of these earning assets increased to $438.0 million at December 31, 2001 from $357.9 million at December 31, 2000. Total liquidity management assets as a percent of total earning assets was 17.5% at December 31, 2001 an 18.7% at December 31, 2000. A detail of the carrying value of the individual categories of liquidity management assets as of December 31, 2001 and 2000 is set forth in the following table (in thousands):

--------------------------------------------------------------------
                                                 2001         2000
                                             -----------------------
Federal funds sold and securities
   purchased under resale agreements         $  51,955      164,641
Interest-bearing  deposits with banks              692          182
Securities                                     385,350      193,105
                                             -----------------------
   Total liquidity  management assets        $ 437,997      357,928
--------------------------------------------------------------------


CONSOLIDATED RESULTS OF OPERATIONS

Overview of the Company's profitability characteristics. The following discussion of Wintrust's results of operations requires an understanding that the Company's bank subsidiaries have all been started as new banks since December 1991 and have an average life of approximately six years. The Company's premium finance company, FIFC, began limited operations in 1991 as a start-up company. The Company's trust and investment company, WAMC, began operations in September 1998. Previously, the Company's Lake Forest Bank operated a trust department on a much smaller scale than WAMC. Tricom started operations as a new company in 1989 and was acquired by the Company in 1999. Accordingly, Wintrust is still a young company that has a strategy of continuing to build its customer base and securing broad product penetration in each marketplace that it serves. The Company has expanded its banking franchise from three banks with 5 offices in 1994 to seven banks with 29 offices at the end of 2001. FIFC has matured from its limited operations in 1991 to a company that generates, on a national basis, over $1.0 billion in premium finance receivables annually. In addition, WAMC has been building a team of experienced trust professionals who are located within the banking offices of five of the seven subsidiary Banks. These expansion activities have understandably suppressed faster, opportunistic earnings. However, as the Company matures and existing banks become more profitable, the start-up costs associated with future bank and branch openings and other new financial services ventures will not have as significant an impact on earnings. Additionally, the Company's more mature banks have several operating ratios that are either comparable to or better than peer group data, suggesting that as the Banks become more established, the overall earnings level will continue to increase.


EARNINGS SUMMARY

Net income for the year ended December 31, 2001 totaled $18.4 million, or $1.27 per diluted common share, compared to $11.2 million, or $0.83 per diluted share, in 2000, and $9.4 million, or $0.73 per diluted share in 1999. The results for 2000 include the impact of a non-recurring $4.3 pre-tax charge ($2.6 million after tax), or $0.20 per diluted common share, related to a fraudulent loan scheme perpetrated against the Company's premium finance subsidiary. Excluding the effect of this non-recurring charge, net income increased 34.0% in 2001 and 46.0% in 2000 while earnings per diluted common share increased 23.3% in 2001 and 41.1% in 2000. Return on average equity was 15.24% in 2001, 14.20% in 2000 (excluding the non-recurring charge) and 11.58% in 1999.

Earnings results for 2001 reflect an increase in net revenues of $23.5 million, or 29.6%, fueled by increases in net interest income of $13.0 million, or 21.3%, and non-interest income of $10.5 million, or 57.3%. For 2000, net revenues increased $21.8 million, or 37.8%, resulting from increases in net interest income of $13.3 million, or 27.8%, and non-interest income of $8.5 million, or 86.6%. The increases in net interest income during these periods was primarily a result of increases in average earning assets, particularly increases in average loans of 26.1% and 24.8%, in 2001 and 2000, respectively. The increase in non-interest income in 2001 was due in large part to the positive effects of the declining interest rate environment, particularly on mortgage refinancing activity and management's ability to enhance returns in the securities portfolio with covered call option contracts. For 2000, the increase in non-interest income was mainly the result of increases in administrative service revenues resulting from the October 1999 acquisition of Tricom and gains on the sales of premium finance receivables. Excluding the 2000 non-recurring charge noted above, non-interest expense increased $12.3 million, or 23.0%, in 2001 and $13.8 million, or 34.8% in 2000. The increases in non-interest expense were due primarily to the growth and expansion realized by the Company during 2001 and 2000, including the recognition of a full year of Tricom's expenses in 2000, compared to a three month period in 1999.


NET INTEREST INCOME

The primary source of the Company's revenue is net interest income. Net interest income is the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on the liabilities to fund those assets, including interest bearing deposits and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of earning assets and interest bearing liabilities. The table included in the previous section of this report titled "Average Balance Sheets, Interest Income and Expense, and Interest Rate Yields and Costs" presents the interest income and expense associated with the major balance sheet categories, along with the related average balances and yields, for the three years ending December 31, 2001. Also in that section of this report is a table titled "Changes in Interest Income and Expense" which presents the dollar amount of changes in interest income and expense, by major balance sheet category, attributable to changes in the volume of the balance sheet category and changes in the rate earned or paid with respect to that category of assets or liabilities, for the years ending December 31, 2001 and 2000. In order to compare the tax-exempt asset yields to taxable yields, interest income in the tables referred to above and in the following discussion are adjusted to tax-equivalent yields based on the marginal corporate Federal tax rate of 35%. The tax-equivalent adjustments to interest income for 2001, 2000 and 1999 were $858,000, $566,000 and $274,000, respectively.

Tax-equivalent net interest income in 2001 totaled $74.9 million, up from $61.6 million in 2000 and $48.0 million in 1999, representing increases of $13.3 million, or 21.6%, in 2001 and $13.6 million, or 28.2%, in 2000. These increases were primarily attributable to increases in average earning assets of $467.0 million, or 27.8%, in 2001 and $322.9 million, or 23.8%, in 2000. Loans are the most significant component of the earning asset base as they earn interest at a higher rate than the other earning assets. Average loans increased $370.2 million, or 26.1%, in 2001 and $281.2 million, or 24.8%, in 2000. Total average loans as a percentage of total average earning assets were 83.2%, 84.3% and 83.6% in 2001, 2000, and 1999, respectively. The average yield on loans was 8.39% in 2001, 9.28% in 2000 and 8.59% in 1999. The 89 basis point decrease in the yield on loans in 2001 reflects the overall lower market rates in 2001 and the 69 basis point increase in the yield in 2000, as compared to 1999, is primarily a result of market rate increases throughout 2000. Similarly, the average rate paid on interest bearing deposits, the largest component of the Company's interest bearing liabilities, was 4.55% in 2001, 5.43% in 2000, and 4.73% in 1999, representing a decrease of 88 basis points in 2001 and an increase of 70 basis points in 2000. Net interest margin, which reflects net interest income as a percent of average earning assets, was 3.49% in 2001, 3.66% in 2000 and 3.54% in 1999. The decrease in the net interest margin in 2001 was due to continued decreases in short-term rates throughout 2001 causing compression in the spread between the yields earned on interest earning assets and the rates paid on interest bearing liabilities. During 2001, the Federal Reserve Bank cut short-term interest rates eleven times, resulting in a decrease in short-term rates totaling 475 basis points. Compression resulted when deposit rates could not be reduced in the same magnitude as decreases in short term market rates due to the low level of the rate paid on certain deposit accounts. The 12 basis point increase in the net interest margin in 2000 was primarily the result of solid growth in loans in 2000 and effective deposit pricing strategies. The core net interest margin, which excludes the impact of the Company's Trust Preferred Securities, was 3.73% in 2001, 3.91% in 2000 and 3.75% in 1999.

PROVISION FOR POSSIBLE LOAN LOSSES

The provision for possible loan losses totaled $7.9 million in 2001, $5.1 million in 2000 and $3.7 million in 1999. The increases in provisions in 2001 and 2000 were the result of solid loan growth in each of the core loan categories, as well as the premium finance receivables portfolio, and higher levels of charge-offs in the premium finance receivables portfolio. In 2001 and 2000, year end loan balances increased 32.3% and 21.9%, respectively. Net charge-offs as a percentage of average loans were 0.26% in 2001, 0.24% in 2000 and 0.19% in 1999. While management believes the allowance for possible loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that future losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for possible loan losses will be dependent upon the economy, changes in real estate values, interest rates, the regulatory environment, the level of past-du and non-performing loans, and other factors. Please refer to the "Asset Quality" section of this report for further discussion of the Company's loan loss experience and non-performing assets.


NON-INTEREST INCOME

Non-interest income totaled $28.8 million in 2001, and increased $10.5 million, or 57.3%, from the $18.3 million reported in 2000. In 2000, non-interest income increased $8.5 million, or 86.6%, from the $9.8 million reported in 1999. The increase in 2001 was primarily a result of increases in fees on mortgage loans sold and income from covered call option transactions, and to a lesser extent increases from service charges on deposits, gains on the sale of premium finance receivables and net gains on the sale of securities.

Fees on mortgage loans sold include income from originating and selling residential real estate loans into the secondary market. These fees totaled $7.8 million in 2001, an increase of $4.9 million, or 169%, over the $2.9 million reported in 2000. The increase in 2001 was due to the lower interest rate environment which resulted in significantly higher levels of refinancing activity. Conversely, the rising interest rate environment in 2000 resulted in a decrease of $295,000, or 9.2%, in fees on mortgage loans sold compared to the 1999 total. Management anticipates that the high levels of refinancing activity experienced in 2001 will taper off in 2002, barring any further reductions in mortgage interest rates.

Service charges on deposit accounts totaled $2.5 million in 2001, $1.9 million in 2000 and $1.6 million in 1999. These increases of 29.3% in 2001 and 23.9% in 2000 were due mainly to increases in total deposits of 26.7% in 2001 and 24.8% in 2000. The majority of deposit service charges relate to customary fees on overdrawn accounts and returned items. The level of service charges received is substantially below peer group levels as management believes in the philosophy of providing high quality service without encumbering that service with numerous activity charges.

Trust and asset management fees totaled $2.0 million for 2001 and 2000, and $1.2 million for 1999. These fees include fees earned on assets under management, custody fees and other trust related fees. Trust and asset management fees have been negatively impacted by the recent equity market declines and weaker economic conditions. Lower valuations of the equity securities under management affect the fees earned thereon. The increase in fees in 2000 as compared to 1999 was the result of new business development efforts generated by a larger staff of experienced trust officers that were added in late 1998 with the formation of WAMC. Wintrust is committed to growing the trust and investment business in order to better service its customers and create a more diversified revenue stream. In February 2002, Wintrust acquired the Wayne Hummer Companies, which will augment and diversify the Company's revenue stream. The acquisition will provide Wintrust with additional product offerings, including full service brokerage capabilities, annuities and insurance, as well as increase the size of its portfolio of managed investment accounts.

The Company sold approximately $245 million of premium finance receivables in 2001 and approximately $225 million in 2000, in each year amounting to approximately 20% of FIFC's total originations. In 1999, the Company sold approximately $69 million of premium finance receivables. Wintrust began selling the receivables during the second quarter of 1999 as the level of originations outpaced the Company's capacity to retain such loans within the Banks' loan portfolios. Consistent with Wintrust's strategy to be asset-driven, it is probable that sales of premium finance receivables will occur in the future, depending on the level of new volume growth in relation to the capacity to retain such loans within the Banks' loan portfolios. FIFC continues to service the loans sold and recognizes its retained interest in the loans sold, which consists of a servicing asset and interest only strip, net of a liability for its guarantee obligation pursuant to the terms of the sale agreement. Since these loans are short-term in nature, with terms of less than twelve months, the Company's exposure to prepayment and market value risk is minimal. Any remaining balance of the Company's retained interest at the time of its clean up call is recorded as an adjustment to the gain on sale of premium finance receivables. This activity resulted in the recognition of net gains of $4.6 million in 2001, $3.8 million in 2000, and $1.0 million in 1999. At December 31, 2001, the Company was servicing approximately $108 million of loans pursuant to these sales.

Administrative services revenue generated by Tricom was $4.1 million in 2001, $4.4 million in 2000 and $1.0 million in 1999. This revenue comprises income from administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. The revenue growth at Tricom has stagnated in recent quarters due to the general slowdown in the economy and the reduction in the placement of temporary staffing individuals by Tricom's customers. Wintrust acquired Tricom in October 1999 and accounted for the acquisition using the purchase method of accounting. As a result, Tricom's administrative revenues for 1999 are included in the Company's financial statements from the date of acquisition.

Premium income from covered call option transactions totaled $4.3 million in 2001, $882,000 in 2000 and $441,000 in 1999. The call option transactions were designed to increase the total return associated with holding certain investment securities and do not qualify as hedges pursuant to SFAS 133. There were no outstanding call options at December 31, 2001 or December 31, 2000.

Other non-interest income totaled $3.1 million in 2001, $2.4 million in 2000 and $1.4 million in 1999. The increase in 2001 of $725,000 was primarily attributable to an increase of $304,000 of rental income from equipment leases. The $1.0 million increase in 2000 was due primarily to a $866,000 increase in rental income from equipment leases.

NON-INTEREST EXPENSE

Non-interest expense totaled $65.8 million in 2001, $57.8 million in 2000 and $39.7 million in 1999. The 2000 results include a non-recurring $4.3 million charge as a result of the fraud perpetrated against the Company's premium finance subsidiary. Excluding this non-recurring charge, non-interest expense increased $12.3 million, or 23.0% in 2001, and $13.8 million, or 34.8%, in 2000. These increases were predominantly caused by the continued growth and expansion of the Banks, WAMC and FIFC. In addition, $4.2 million of the increase in 2000 was a result of 2000 reflecting a full year of operating expense related to the October 1999 acquisition of Tricom. In 2001, the Company opened two new full-service banking locations and closed a limited-service facility, and in 2000, added four new banking locations, including the opening of its seventh de novo bank. In 2001, total deposits increased 26.7% and total loans increased 32.3%, and in 2000 total deposits increased 24.8% and total loan balances increased 21.9%, requiring higher levels of staffing and other operating costs, such as occupancy, equipment, advertising and data processing, to both attract and service the larger customer base.

Despite the growth and the related increases in many of the non-interest expense categories, Wintrust's net overhead ratio (non-interest expense, excluding the non-recurring fraud charge, less non-interest income to total average assets) improved to 1.59% in 2001, from 1.90% in 2000 and 2.00% in 1999. The Company is operating in its previously stated performance goal range of 1.50% - 2.00%. This is a key indicator of operating efficiency and the Company continues to compare favorably with regard to this ratio to its peer group based on the most recent peer group data.

Salaries and employee benefits is the largest component of non-interest expense, accounting for 54.2% of the total in 2001. For the years ended December 31, 2001, 2000 and 1999, salaries and employee benefits totaled $35.6 million, $28.1 million and $20.8 million, respectively, reflecting increases of $7.5 million, or 26.7%, in 2001 and $7.3 million, or 35.1%, in 2000. Approximately $2.1 million of the 2000 increase relates to the inclusion of Tricom's expenses for a full year in 2000 compared to a three-month period in 1999. Increases in salaries and benefits for 2001 and 2000 generally reflect the higher staffing levels necessary to support the continued growth of the Company's balance sheet and fee-based businesses. As previously noted, during 2001, deposits increased 26.7% and loans increased 32.3% and during 2000, deposits increased 24.8% and loans increased 21.9%. In addition, the Company added two full-service banking locations in 2001 and added four new banking locations, including the opening of its seventh de novo bank, in 2000, all of which required additional staffing. The Company also increased staff at FIFC to support the growth in the premium finance business.

Equipment expense, which includes furniture, equipment and computer software depreciation and repairs and maintenance costs, totaled $6.3 million in 2001, $5.1 million in 2000 and $3.2 million in 1999. The 2001 increase of $1.2 million, or 23.4% was caused mainly by higher levels of depreciation expense related to the opening of new facilities and the expansion of existing facilities. The 2000 increase of $1.9 million, or 59.5%, reflects the impact of the acquisition of Tricom and other growth as discussed earlier.

Net occupancy expenses for the years ended December 31, 2001, 2000 and 1999, were $4.8 million, $4.3 million and $3.0 million, respectively, reflecting increases of 13.4% in 2001 and 42.2% in 2000. The 2001 increase was due mainly to the opening of additional facilities in 2001 and throughout 2000. The 2000 increase was attributable to the opening of additional facilities and the October 1999 acquisition of Tricom.

Data processing expenses totaled $3.4 million in 2001, $2.8 million in 2000 and $2.2 million in 1999, resulting in increases of 19.6% for 2001 and 30.8% for 2000. These increases were due primarily to the additional transactional charges related to the larger deposit and loan portfolios, as well as the impact of Tricom's expenses for a full year in 2000. During 2001, average loan balances increased 26.1% and average deposits increased 26.4%, while during 2000, average loan balances increased 24.8% and average deposit balances increased 23.3%.

Advertising and marketing expenses totaled $1.6 million for 2001, $1.3 million for 2000 and $1.4 million for 1999. Marketing costs are necessary to attract loans and deposits at the newly chartered banks, to announce new branch openings, as well as the expansion of trust and investment services through WAMC, and to continue to promote community-based products at the more established locations. The level of marketing expenditures depends on the type of marketing programs utilized which are determined based on the market area, targeted audience, competition and various other factors. Management has begun to more effectively utilize targeted marketing programs in the more mature market areas.

Professional fees, which includes legal, audit and tax fees, external loan review costs and normal regulatory exam assessments, totaled $2.1 million in 2001, $1.7 million in 2000 and $1.2 million in 1999. These increases are attributable to the general growth in the Company's total assets and fee-based businesses.

Amortization of intangibles expense totaled $685,000 in 2001, $713,000 in 2000 and $251,000 in 1999. The goodwill and other intangibles primarily relate to the October 1999 Tricom acquisition and the mid-1998 acquisition of the MMF leasing division at Lake Forest Bank. The increase in 2000 reflects the inclusion of a full year of amortization for the Tricom acquisition. Effective January 1, 2002, pursuant to the provisions of SFAS 142, these intangible assets will no longer be amortized, but will be tested at least annually for impairment. See Note 2 to the Consolidated Financial Statements for further discussion.

In 2000, the Company recorded a pre-tax charge of $4.3 million as a result of a fraud perpetrated against the Company's premium finance subsidiary. This charge includes approximately $300,000 of professional fees associated with the Company's pursuit of recovery of the loss as well as a partial recovery of $200,000. The Company continues to pursue legal action against the parties involved and is optimistic that it will receive additional recoveries of the loss. However, the amount and timing of such recoveries, if any, are not known at this time.

Other non-interest expenses were $11.3 million in 2001, $9.5 million in 2000 and $7.7 million in 1999, reflecting increases of 19.3% in 2001 and 23.7% in 2000. This category includes loan expenses, correspondent bank service charges, insurance, postage, stationery and supplies, telephone, directors fees, and other sundry expenses. These increases were generally caused by the Company's expansion activities, including increased costs from the origination and servicing of a larger base of deposit and loan accounts, and in 2000, the Tricom acquisition, as discussed earlier.


INCOME TAXES

The Company recorded income tax expense of $10.4 million in 2001, $5.3 million in 2000 and $4.7 million in 1999. The effective tax rates were 35.8%, 32.2% and 33.4% in 2001, 2000 and 1999, respectively. The lower effective rates in 2000 and 1999, as compared to 2001, were due to decreases in tax expense in 2000 and 1999 resulting from reductions in the valuation allowance previously established regarding the Company's deferred tax assets. Please refer to Note 14 to the Consolidated Financial Statements for further discussion and analysis of the Company's tax position.


OPERATING SEGMENT RESULTS

As described in Note 21 to the Consolidated Financial Statements, the Company's operations consist of five primary segments: banking, premium finance, indirect auto, Tricom and trust and asset management. The Company's profitability is primarily dependent on the net interest income, provision for possible loan losses, non-interest income and operating expenses of its banking segment. The net interest income of the banking segment includes income and related interest costs from portfolio loans that were purchased from the premium finance and indirect auto segments. For purposes of internal segment profitability analysis, management reviews the results of its premium finance and indirect auto segments as if all loans originated and sold to the banking segment were retained within that segment's operations.

The banking segment's net interest income for the year ended December 31, 2001 totaled $69.9 million as compared to $57.2 million for the same period in 2000, an increase of $12.7 million, or 22.2%. The increase in net interest income for 2000 when compared to the total of $44.3 million in 1999 was $12.9 million, or 29.2%. These increases were the primarily the result of continued growth in the loan portfolio. Average total loans increased 26% in 2001 and 25% in 2000. The banking segment's non-interest income totaled $18.5 million in 2001, an increase of $9.9 million, or 114.7%, when compared to the 2000 total of $8.6 million. This increase was primarily due to an increase of $4.9 million in fees on mortgage loans sold, reflecting heavy origination volumes driven by the low interest rate environment and a strong local housing market, a $3.5 million increase in fees from covered call option transactions which were entered into to enhance the overall return on the investment portfolio and a $568,000 increase in service charges on deposits. In 2000, noninterest income for the banking segment increased $1.5 million, or 20.8%, compared to the prior year amount of $7.1 million. This increase was due primarily to increases in equipment rental income of $866,000, call option premium income of $441,000 and service charges on deposits of $374,000 and was offset partially by a decrease of $295,000 in fees on mortgage loans sold. The reduction in fees on mortgage loans sold in 2000 reflected low origination and refinancing activity due to increasing mortgage interest rates. The banking segment's net income for the year ended December 31, 2001 totaled $20.8 million, an increase of $6.1 million, or 41.1%, as compared to the 2000 total of $14.8 million. The total segment profit in 2000 increased $4.5 million, or 43.6%, over the $10.3 million that was recorded in 1999. These after-tax segment profit increases were primarily the result of higher levels of net interest income and non-interest income, as noted above, and the general continued maturation and related profitability improvements of the more established de novo bank subsidiaries.

Net interest income for the premium finance segment totaled $26.9 million for the year ended December 31, 2001 and increased $12.1 million, or 81.5%, over the $14.8 million in 2000. This increase resulted from higher levels of premium finance receivables and lower funding costs in 2001 compared to 2000. In 2000, net interest income for the premium finance segment increased $2.2 million, or 17.3%, over the 1999 total of $12.6 million. This increase resulted from higher levels of premium finance receivables produced from various business development efforts and other new product offerings. The premium finance segment's non-interest income totaled $4.5 million, $3.8 million and $1.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Noninterest income for this segment reflects the gains from the sale of premium finance receivables to an unrelated third party, as more fully discussed in the Consolidated Results of Operations section. The Company began selling premium finance receivables to an unrelated third party in the second quarter of 1999. Net after-tax profit of the premium finance segment totaled $10.6 million, $2.6 million and $4.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Net income for 2000 was negatively impacted by a $4.3 million ($2.6 million after tax) non-recurring charge related to a fraud perpetrated by one independent insurance agent. Excluding this one-time charge, the premium finance segment profit increased $5.4 million, or 103.5%, in 2001 compared to 2000, and increased $922,000, or 21.6%, in 2000 compared to the segment's profit in 1999. The improvements in profitability during both 2001 and 2000 (excluding the one-time charge) were due mainly to the combination of higher volumes, lower funding costs and the sales of excess originations to third parties.

Net interest income for the indirect auto segment totaled $6.8 million in 2001, compared to the $6.5 million reported for 2000. The slight increase in net interest income was due to lower funding cost in 2001 compared to 2000, offset significantly by lower outstanding indirect auto loans. Net interest income decreased $1.7 million, or 20.9%, in 2000 compared to 1999, due primarily to higher funding costs in 2000 coupled with a slightly lower level of average outstanding loans and slightly lower yields on such loans. Due to the impact of the current economic and competitive environment surrounding indirect auto lending, management has been reducing the level of new indirect automobile loans originations. Indirect automobile loans were $184 million, $204 million, and $255 million at December 31, 2001, 2000 and 1999, respectively. The indirect auto segment after-tax profit totaled $2.2 million for the year ended December 31, 2001, an increase of $620,000, from the 2000 total of $1.6 million. This segment' profitability in 2001 was negatively affected by a lower level of outstanding balances, but was offset by lower funding costs as well as a lower credit loss provision allocated to his portfolio due to a lower level of charge-offs experienced in 2001. (See the "Credit Risk and Asset Quality" section of this report.) In 2000, the after-tax segment profit decreased $1.1 million, or 40.4%, from the 1999 total of $2.7 million due primarily to the decrease in net interest income noted above.

The Tricom segment data reflects the business associated with short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash manage-ment services, that Tricom provides to its clients in the temporary staffing industry. The segment's net interest income was $3.9 million in 2001, reflecting an increase of $296,000, or 8.1%, compared to the $3.6 million reported for 2000. Non-interest income for 2001 was $4.1 million, decreasing $392,000, or 8.8%, from the $4.5 million reported in 2000. The segment's net income was $1.2 million in 2001, a decrease of $381,000, or 23.4%, compared to 2000. The decrease in the segment's net income is attributable to the decrease in non-interest income as well as an increase of $455,000, 8.5%, in operating expenses. The revenue growth at Tricom has stagnated in recent quarters due to the general slowdown in the economy and the reduction in the placement of temporary staffing individuals by Tricom's customers. The segment's results for 1999, as reflected in Note 21 to the Consolidated Financial Statements, reflect the operations of Tricom from October 1, 1999, the effective date of the Company's acquisition of Tricom, through December 31, 1999.

The trust and asset management segment reflects the operations of WAMC, a trust and investment subsidiary that began operations as a separate subsidiary in late 1998. Net interest income attributable to the trust segment totaled $755,000 for 2001, as compared to $508,000 in 2000 and $469,000 in 1999. The net interest income reported by the trust segment is due to the trust company's earning assets as well as the net interest allocated to the trust company from trust account balances on deposit at Lake Forest Bank. Trust fee income totaled $2.0 million in 2001 and 2000, and $1.2 million in 1999. Trust fees include fees earned on assets under management, custody fees and other trust related fees. Trust fees have been negatively impacted by equity market declines and weaker economic conditions. Lower valuations of the equity securities under management affect the fees earned thereon. The trust segment after-tax loss totaled $413,000 in 2001 and 2000, and $559,000 in 1999. The losses in each of these years were also due to the fact that they represent the start-up years of WAMC. As expected during the start-up years, operating expenses, primarily the salaries and benefit costs of experienced trust professionals have exceeded trust fees generated. With the acquisition of the Wayne Hummer Companies in 2002, management expects that the trust and asset management segment will begin to reflect profitability in 2002.


ASSET-LIABILITY MANAGEMENT

As a continuing part of its financial strategy, the Company attempts to manage the impact of fluctuations in market interest rates on net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Asset-liability management policies are established and monitored by management in conjunction with the boards of directors of the Banks, subject to general oversight by the Company's Board of Directors. The policy establishes guidelines for acceptable limits on the sensitivity of the market value of assets and liabilities to changes in interest rates.

Interest rate risk arises when the maturity or repricing periods and interest rate indices of the interest earning assets, interest bearing liabilities, and derivative financial instruments are different. The Company continuously monitors not only the organization's current net interest margin, but also the historical trends of these margins. In addition, management attempts to identify potential adverse swings in net interest income in future years, as a result of interest rate movements, by performing simulation analysis of potential interest rate environments. If a potential adverse swing in net interest margin and/or net income is identified, management then would take appropriate actions with its asset-liability structure to counter these potentially adverse situations. Please refer to earlier sections of this discussion and analysis for further discussion of the net interest margin.

Since the Company's primary source of interest bearing liabilities is customer deposits, the Company's ability to manage the types and terms of such deposits may be somewhat limited by customer preferences and local competition in the market areas in which the Company operates. The rates, terms and interest rate indices of the Company's interest earning assets result primarily from the Company's strategy of investing in loans and short-term securities that permit the Company to limit its exposure to interest rate risk, together with credit risk, while at the same time achieving an acceptable interest rate spread.

One method utilized by financial institutions to manage interest rate risk is to enter into derivative financial instruments. A derivative financial instrument includes interest rate swaps, interest rate caps and floors, futures, forwards, option contracts and other financial instruments with similar characteristics. As of December 31, 2001, the Company had $255 million notional principal amount of interest rate cap contracts outstanding that mature between March 2002 and February 2003. These contracts were purchased to mitigate the effect of rising rates on certain floating rate deposit products. Additionally, during 2001, the Company entered into a $25 million notional principal amount interest rate swap contract that matures in February 2004. This contract effectively con-verts a portion of the Company's floating-rate notes payable to a fixed-rate basis, thus reducing the impact of rising interest rates on future interest expense.

During  2001,  the  Company  also  entered  into  certain  covered  call  option transactions related to certain securities held by the Company. These transactions are designed to increase the total return associated with holding these securities as earning assets and are not used to manage exposure to changing market interest rates. However, the Company's exposure to interest rate risk may be affected by these transactions. To mitigate this risk, the Company may acquire fixed rate term debt or use other financial derivative instruments.

The Company's exposure to interest rate risk is reviewed on a regular basis by management and the boards of directors of the Banks and the Company. The objective is to measure the effect on net income and to adjust balance sheet and derivative financial instruments to minimize the inherent risk while at the same time maximizing net interest income. Tools used by management include a standard gap analysis and a rate simulation model whereby changes in net interest income are measured in the event of various changes in interest rate indices. An institution with more assets than liabilities repricing over a given time frame is considered asset sensitive and will generally benefit from rising rates, and conversely, a higher level of repricing liabilities versus assets would be beneficial in a declining rate environment.

Standard gap analysis starts with contractual repricing information for assets, liabilities and certain derivative financial instruments. These items are then combined with repricing estimations for certain administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets, other liabilities). The following table illustrates the Company's estimated interest rate sensitivity and periodic and cumulative gap positions as of December 31, 2001 (dollars in thousands):

---------------------------------------------------------------------------------------------------------------------------------
                                                                                TIME TO MATURITY OR REPRICING
                                                       --------------------------------------------------------------------------
                                                             0-90             91-365           1-5          Over 5
                                                             Days              Days          Years          Years         Total
                                                       --------------------------------------------------------------------------
ASSETS:
Fed funds sold and securities purchased
   under resale agreements                             $    51,955              --              --             --         51,955
Interest bearing deposits with banks                           692              --              --             --            692
Available-for-sale securities                              127,946          38,366          83,538        135,500        385,350
Loans, net of unearned income                            1,150,678         387,581         443,922         79,202      2,061,383
                                                       --------------------------------------------------------------------------
   Total earning assets                                  1,331,271         425,947         527,460        214,702      2,499,380
Other assets                                                    --              --              --        206,042        206,042
                                                       --------------------------------------------------------------------------
   Total rate  sensitive  assets (RSA)                 $ 1,331,271         425,947         527,460        420,744      2,705,422
                                                       --------------------------------------------------------------------------

LIABILITIES  AND  SHAREHOLDERS' EQUITY:
Interest bearing deposits (1)                          $ 1,179,868         596,989         281,290          2,220      2,060,367
Short-term  borrowings                                      28,074              --              --             --         28,074
Federal Home Loan Bank advances                                 --              --          62,000         28,000         90,000
Notes payable                                               46,575              --              --             --         46,575
Long-term debt - trust preferred securities                     --              --              --         51,050         51,050
                                                       --------------------------------------------------------------------------
   Total interest bearing liabilities                    1,254,517         596,989         343,290         81,270      2,276,066
Demand deposits                                                 --              --              --        254,269        254,269
Other liabilities                                               --              --              --         33,809         33,809
Shareholders' equity                                            --              --              --        141,278        141,278

EFFECT OF DERIVATIVE FINANCIAL INSTRUMENTS:
Interest rate swap (pay fixed, receive floating)           (25,000)             --          25,000             --             --
                                                       --------------------------------------------------------------------------
   Total rate sensitive liabilities and
      shareholders'  equity (RSL)                      $ 1,229,517         596,989         368,290        510,626      2,705,422
                                                       --------------------------------------------------------------------------

Repricing  gap  (RSA  -  RSL)                          $   101,754        (171,042)        159,170        (89,882)
Cumulative   repricing  gap                            $   101,754         (69,288)         89,882             --
Cumulative RSA/Cumulative RSL                                  108%             96%            104%
Cumulative RSA/Total assets                                     49%             65%             84%
Cumulative RSL/Total assets                                     45%             68%             81%
Cumulative GAP/Total assets                                      4%             (3)%             3%
Cumulative GAP/Cumulative RSA                                    8%             (4)%             4%
---------------------------------------------------------------------------------------------------------------------------------

(1)  Non-contractual   interest-bearing   deposits   are  subject  to  immediate
     withdrawal and therefore, included in 0-90 days.

While the gap position and related ratios illustrated in the table are useful tools that management can use to assess the general positioning of the Company's and its subsidiaries' balance sheets, it is only as of a point in time. Additionally the gap position does not reflect the impact of the interest rate cap contracts that may mitigate the effect of rising rates on certain floating rate deposit products.


Management uses an additional measurement tool to evaluate its asset-liability sensitivity that determines exposure to changes in interest rates by measuring the percentage change in net interest income due to changes in interest rates over a two-year time horizon. Management measures its exposure to changes in interest rates using many different interest rate scenarios. One interest rate scenario utilized is to measure the percentage change in net interest income assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. This analysis includes the impact of the interest rate cap and swap agreements mentioned above. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a two-year time horizon due to changes in interest rates, at December 31, 2001 and December 31, 2000, is as follows:

---------------------------------------------------------------------------
                                                 +200 Basis      -200 Basis
                                                   Points          Points
                                                ---------------------------
Percentage change in net interest
  income due to an immediate 200
  basis point shift in the yield curve: (1)
    December 31, 2001                                7.2%        (11.4)%
    December 31, 2000                                5.0%         (1.6)%
---------------------------------------------------------------------------
(1) The December 31, 2001, 200 basis point instantaneous permanent parallel shift downward in the yield curve impacted a majority of rate sensitive assets by the entire 200 basis points, while certain interest-bearing deposits may already be at their floor, or reprice significantly less than 200 basis points. This causes the results for 2001, in a 200 basis point downward shift, to reflect a significantly larger decrease in net interest income than shown for 2000.

These results are based solely on a permanent parallel shift in the yield curve and do not reflect the net interest income sensitivity that may arise from other factors, such as changes in the shape of the yield curve or the change in spread between key market rates. The above results are conservative estimates due to the fact that no management action to mitigate potential changes in net interest income are included in this simulation process. These management actions could include, but would not be limited to, delaying a change in deposit rates, extending the maturities of liabilities, the use of derivative financial instruments, changing the pricing characteristics of loans or modifying the growth rate of certain types of assets or liabilities.

As previously noted in the "Net Interest Income" section of this report, the Federal Reserve Bank cut short-term interest rates eleven times during 2001, totaling 475 basis points and resulting in the lowest interest rate environment in recent history. As reflected in the previous table, the Company believes its balance sheet is well positioned to benefit in the event rates begin to rise in 2002, as is expected.

LIQUIDITY AND CAPITAL RESOURCES

Federal banking regulatory agencies established capital adequacy rules which take into account risk attributable to balance sheet assets and off-balance sheet activities. All bank holding companies must meet a minimum total risk-based capital ratio of 8.0%. Of the 8.0% required, at least half must be comprised of core capital elements defined as Tier 1 capital. The federal agencies also have adopted leverage capital (Tier 1 capital as a percent of average quarterly assets) guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a minimum leverage ratio of at least 3%, while lower rated banking organizations must maintain a minimum leverage ratio of at least 4% to 5%. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements.

The following table reflects the capital guidelines established by the Federal Reserve Bank for a bank holding company:

----------------------------------------------------------------------------
                                      MINIMUM
                                      CAPITAL      ADEQUATELY       WELL
                                   REQUIREMENTS   CAPITALIZED   CAPITALIZED
                                   ----------------------------------------
Leverage ratio                          3.0%           4.0%          5.0%
Tier 1 risk-based capital ratio         4.0%           4.0%          6.0%
Total risk-based capital ratio          8.0%           8.0%         10.0%
----------------------------------------------------------------------------

The Company's consolidated leverage ratio (Tier 1 capital/total fourth quarter average assets less intangibles) and Tier 1 risk-based capital ratio were 7.1% and 7.7%, respectively, at December 31, 2001, which are in excess of the "well capitalized" regulatory levels. The Company's consolidated total risk-based capital ratio was 8.5% at December 31, 2001, categorizing the Company as "adequately capitalized". In January 2002, the Company became designated as a Financial Holding Company, thereby requiring its depository institutions to maintain their capital ratios in the "well capitalized" categories at all times. Refer to Note 16 of the Consolidated Financial Statements for further information on the capital positions of the Company's subsidiary banks. The following table reflects various measures of the Company's capital at December 31, 2001 and 2000.

-----------------------------------------------------------------
                                             2001           2000
                                           ----------------------
Average equity-to-average asset ratio        5.2%           5.2%
Leverage ratio                               7.1            6.3
Tier 1 risk-based capital ratio              7.7            6.9
Total risk-based capital ratio               8.5            8.4
Dividend payout ratio                        7.4            8.0
-----------------------------------------------------------------

The Company's principal source of funds at the holding company level are from dividends from its subsidiaries, borrowings on its revolving credit line with an unaffiliated bank, proceeds from trust preferred securities offerings and additional equity offerings. Refer to Notes 10, 12 and 20 of the Consolidated Financial Statements for further information on the Company's notes payable, Trust Preferred Securities offerings and shareholders' equity, respectively. The table below provides a summary of the funds raised through common stock public offerings and Trust Preferred Securities public offerings over the last four years: (dollars in millions)

---------------------------------------------------------------------
                                                             % of
                                                    Net   increase in
Date of             Type of                      proceeds  regulatory
offering           offering                      received   capital
---------------------------------------------------------------------
October 1998    Trust preferred securities        $31.1        78%
November 1999   Common Stock                        6.0        78(1)
June 2000       Trust preferred securities         20.0        67
June 2001       Common Stock                       22.2        49
---------------------------------------------------------------------
(1) Excludes $4.0 million in capital generated from issuanc of common stock in connection with the acquisition of Tricom.

Over the last three years, as shown in the table above, proceeds from public offerings of Trust Preferred Securities and the Company's common stock have accounted for a decreasing portion of the increase in the Company's total regulatory capital. While these funding and capital generation sources will continue to be reviewed, the Company's reliance on internally generated capital is expected to continue to grow.

Banking laws impose restrictions upon the amount of dividends which can be paid to the holding company by the Banks. Based on these laws, the Banks could, subject to minimum capital requirements, declare dividends to the Company without obtaining regulatory approval in an amount not exceeding (a) undivided profits, and (b) the amount of net income reduced by dividends paid for the current and prior two years. In addition, the payment of dividends may be restricted under certain financial covenants in the Company's revolving credit line agreement. At January 1, 2002, subject to minimum capital requirements at the Banks, approximately $10.1 million was available as dividends from the Banks without prior regulatory approval. During 2001 and 2000, dividends paid by the subsidiaries to Wintrust totaled $13.5 million and $16.0 million, respectively. There were no dividends paid by the subsidiaries to Wintrust in 1999.

The Company declared its first semi-annual cash dividend on its common stock in 2000. A summary of the Company's cash dividends on common stock is as follows:

-------------------------------------------------------------------
 Record                     Payable               Per share amount
   Date                       Date                of cash dividend
-------------------------------------------------------------------
February 10, 2000        February 24, 2000             $0.0333
August 10, 2000          August 24, 2000               $0.0333
February 8, 2001         February 22, 2001             $0.0467
August 9, 2001           August 23, 2001               $0.0467
February 5, 2002         February 19, 2002             $0.0600
-------------------------------------------------------------------

The Company continues to target an earnings retention ratio of approximately 90% to support continued growth. The dividends paid in 2001 represented a 40% increase over the dividends paid in 2000. Along those same lines, the semi-annual dividend declared on January 24, 2002 represents (on an annualized basis) a 29% increase over 2001.

In January 2000, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 450,000 shares of common stock, from time to time, in open market or privately negotiated transactions. Through December 31, 2000, the Company repurchased a total of 363,450 shares at an average price of $10.63 per share. The shares repurchased pursuant to this buyback program were reissued with the Company's common stock offering in June 2001. No additional shares were repurchased during 2001.

Liquidity management at the Banks involves planning to meet anticipated funding needs at a reasonable cost. Liquidity management is guided by policies, formulated and monitored by the Company's senior management and each Bank's asset/liability committee, which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Banks' principal sources of funds are deposits, short-term borrowings and capital contributions from the holding company. In addition, the Banks are eligible to borrow under Federal Home Loan Bank advances, another source of short-term liquidity.

Core deposits are the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC. Core deposits are generally defined in the industry as total deposits less time deposits with balances greater than $100,000. At December 31, 2001, approximately 61% of the Company's total assets were funded by core deposits, as compared to approximately 60% at the end of 2000. The remaining assets were funded by other funding sources such as time deposits with balances in excess of $100,000, borrowed funds, and the capital of the Banks. Due to the Company's strategy of targeting high net worth individuals, the Company believes that many of its time deposits with balances in excess of $100,000 are also a stable source of funds.

Liquid assets refer to money market assets such as Federal funds sold and interest bearing deposits with banks, as well as available-for-sale debt securities. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At December 31, 2001, net liquid assets totaled approximately $174.6 million, compared to approximately $164.0 million at December 31, 2000.

The Banks  routinely  accept  deposits  from a variety  of  municipal  entities.
Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At December 31, 2001 and 2000, the Banks had approximately $116.0 million and $116.8 million, respectively, of securities collateralizing such public deposits and other short-term borrowings. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.

The Company is not aware of any known trends, commitments, events, regulatory recommendations or uncertainties that would have any adverse effect on the Company's capital resources, operations or liquidity.


CREDIT RISK AND ASSET QUALITY

Management believes that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. Control of loan quality is continually monitored by management and is reviewed by the Banks' Board of Directors and their Credit Committees on a monthly basis. Independent external reviews of the loan portfolio are provided by the examinations conducted by regulatory authorities and an independent entity engaged by the Board of Directors. The allowance for possible loan losses is maintained at a level deemed adequate to provide for losses inherent in the loan porfolio based on management's assessment of a variety of factors, including actual charge-offs during the year, historical loss experience, delinquent and other potential problem loans, and an evaluation of economic conditions in the market area.

The allowance for possible loan losses consists of an allocated component and an unallocated component. The allocated component of the allowance for possible loan losses reflects expected losses resulting from analysis developed through specific credit allocations for individual loans and reserve percentages for each loan category. The specific credit allocations are based on a regular analysis of all loans where the internal credit rating is at or above a predetermined classification. The reserve percentages for each loan category are based on historical credit losses, trends in delinquencies and local and national economic trends. The allocated component also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume. The unallocated portion of the allowance for possible loan losses reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in the loss allocation factors. Management believes the unallocated portion of the allowance for possible loan losses is necessary due to the imprecision inherent in estimating expected future credit losses.

Summary of Loan Loss Experience. The following table summarizes the changes in the allowance for possible loan losses for the periods shown (dollars in thousands:

----------------------------------------------------------------------------------------------------
                                                      2001       2000      1999      1998      1997
                                               -----------------------------------------------------
Balance at beginning of year                   $    10,433      8,783     7,034     5,116     3,636
Provision for possible loan losses                   7,900      5,055     3,713     4,297     3,404
Allowance acquired in business combination              --         --       175        --        --
Charge-offs:
  Commercial and
    commercial real estate                             984        897       691     1,327       573
  Home equity                                           25         --        --        27        13
  Residential real estate                               34         50        14        84        --
  Other                                                 34        103       132       198       103
                                               -----------------------------------------------------
    Total core loan charge-offs                      1,077      1,050       837     1,636       689
  Premium finance receivables                        3,062      1,294       456       455     1,126
  Indirect auto loans                                1,080      1,339     1,156       646       300
  Tricom finance receivables                           103         73        --        --        --
                                               -----------------------------------------------------
    Total charge-offs                                5,322      3,756     2,449     2,737     2,115
                                               -----------------------------------------------------

Recoveries:
  Commercial and
    commercial real estate                             163         53        35       100        17
  Home equity                                           72         --        --        13        62
  Residential real estate                               --         --        --        --        --
  Other                                                  1          5         6        76         9
                                               -----------------------------------------------------
    Total core loan recoveries                         236         58        41       189        88
  Premium finance receivables                          245        129       167       127        77
  Indirect auto loans                                  194        164       102        42        26
  Tricom finance receivables                            --         --        --        --        --
                                               -----------------------------------------------------
    Total recoveries                                   675        351       310       358       191
                                               -----------------------------------------------------
Net charge-offs                                      4,647      3,405      2,139    2,379     1,924
                                               -----------------------------------------------------
Balance at end of year                         $  $ 13,686     10,433      8,783    7,034     5,116
                                               -----------------------------------------------------
Year-end total loans, net of unearned income   $ 2,061,383  1,558,020  1,278,249  992,062   712,631
Average total loans, net of unearned income      1,786,596  1,416,419  1,135,200  848,344   620,801

Allowance as percent of year-end total loans          0.66%      0.67%      0.69%    0.71%     0.72%
Net charge-offs to average total loans                0.26%      0.24%      0.19%    0.28%     0.31%
Net charge-offs to the provision for
  possible loan losses                               58.82%     67.36%     57.61%   55.36%    56.52%
----------------------------------------------------------------------------------------------------



Net charge-offs of core banking loans for the year ended December 31, 2001 totaled $841,000 as compared to a total of $992,000 for 2000. Net charge-offs of core banking loans as a percentage of average core banking loans decreased in 2001 to 0.07%, compared to 0.11% in 2000.

Premium finance receivable net charge-offs for the year ended December 31, 2001 totaled $2.8 million as compared to $1.2 million in 2000. Net charge-offs were 0.79% of average premium finance receivables in 2001 versus 0.43% in 2000. The increase in net charge-offs in 2001 was attributable, in part, to accounts with smaller balances and higher delinquencies and charge-offs than the Company's traditional premium finance portfolio. As a result, the Company eliminated more than 1,300 relationships with insurance agencies that were referring business to FIFC that had relatively smaller balances. The business associated with those terminated relationships is becoming a less significant percentage of the premium finance receivables portfolio.

Indirect auto loan net charge-offs decreased to $886,000 in 2001, compared to $1.2 million in 2000. Net charge-offs as a percentage of average indirect auto loans were 0.46% in 2001 and 0.50% in 2000.

The allowance for possible loan losses as a percentage of total net loans at December 31, 2001 and 2000 was 0.66% and 0.67%, respectively. As a percent of average total loans, total net charge-offs for 2001 and 2000 were 0.26% and 0.24%, respectively. While management believes that the allowance for possible loan losses is adequate to provide for losses inherent in the portfolio, there can be no assurances that future losses will not exceed the amounts provided for, thereby affecting future earnings. Future additions to the allowance, which are charged to earnings through the provision for possible loan losses, may be necessary due to changes in economic conditions, including changes in real estate values and interest rates, the level of delinquencies or charge-offs, changes in the regulatory environment and other unforeseen factors.


Past Due Loans and Non-performing Assets. The following table classifies the Company's non-performing loans as of December 31 for each of last five years (dollars in thousands):

----------------------------------------------------------------------------------------------------
                                                      2001       2000      1999      1998      1997
                                                  --------------------------------------------------
Past Due greater than 90 days and still accruing:
 Core banking loans:
  Residential real estate and home equity         $    168          -       385       459         -
  Commercial, consumer and other                     1,059        651       328       341       868
Premium finance receivables                          2,402      4,306     1,523     1,214       887
Indirect auto loans                                    361        397       391       274        11
Tricom finance receivables                               -          -         -         -         -
                                                  --------------------------------------------------
  Total                                              3,990      5,354     2,627     2,288     1,766
                                                  --------------------------------------------------

Non-accrual loans:
 Core banking loans:
  Residential real estate and home equity            1,385        153         -        99       390
  Commercial, consumer and other                     1,180        617     1,895     1,388       392
 Premium finance receivables                         5,802      3,338     2,145     1,455     1,629
 Indirect auto loans                                   496        221       298       195        29
 Tricom finance receivables                            104          -         -         -         -
                                                  --------------------------------------------------
  Total non-accrual loans                            8,967      4,329     4,338     3,137     2,440
                                                  --------------------------------------------------

Total non-performing loans:
 Core banking loans:
  Residential real estate and home equity            1,553        153       385       558       390
  Commercial, consumer and other                     2,239      1,268     2,223     1,729     1,260
 Premium finance receivables                         8,204      7,644     3,668     2,669     2,516
 Indirect auto loans                                   857        618       689       469        40
 Tricom finance receivables                            104          -         -         -         -
                                                  --------------------------------------------------
  Total  non-performing  loans                      12,957      9,683     6,965     5,425     4,206
                                                  --------------------------------------------------
Other real estate owned                                100          -         -       587         -
                                                  --------------------------------------------------
  Total non-performing assets                     $ 13,057      9,683     6,965     6,012     4,206
                                                  --------------------------------------------------

Total non-performing loans by category
 as a percent of its own respective category:
  Core banking loans:
   Residential real estate and home equity            0.35%      0.05%     0.15%     0.27%     0.22%
   Commercial, consumer and other                     0.21%      0.18%     0.41%     0.43%     0.47%
  Premium finance receivables                         2.36%      2.44%     1.67%     1.50%     1.96%
  Indirect auto loans                                 0.47%      0.30%     0.27%     0.22%     0.03%
  Tricom finance receivables                          0.57%         -         -         -         -
                                                  --------------------------------------------------
    Total non-performing loans                        0.63%      0.62%     0.54%     0.55%     0.59%

Total non-performing assets to total assets           0.48%      0.46%     0.41%     0.45%     0.40%

Non-accrual loans to total loans                      0.43%      0.28%     0.34%     0.32%     0.34%

Allowance for possible loan losses as a
 percentage of non-performing loans                 105.63%    107.75%    126.10%  129.66%   121.64%
----------------------------------------------------------------------------------------------------

NON-PERFORMING CORE BANKING LOANS AND OTHER REAL ESTATE OWNED

Total non-performing loans for the Company's core banking business were $3.8 million as of December 31, 2001 and were comprised of $1.6 million of residential real estate and home equity loans and $2.2 million of commercial, commercial real estate and consumer loans. The non-performing residential real estate and home equity loans increased $1.4 million from the December 31, 2000 balance and represented 0.35% of such outstanding loans at December 31, 2001. The non-performing commercial, commercial real estate and consumer loans increased $971,000 from the December 31, 2000 balance and represented 0.21% of such outstanding loans at December 31, 2001, compared to 0.18% as of December 31, 2000. Non-performing core banking loans consist primarily of a small number of commercial and real estate loans, which management believes are well secured and in the process of collection. The small number of such non-performing loans allows management to monitor closely the status of these credits and work with the borrowers to resolve these problems effectively. The Company had $100,000 of other real estate owned as of December 31, 2001 and none as of December 31, 2000.


NON-PERFORMING PREMIUM FINANCE RECEIVABLES

The table below presents the level of non-performing premium finance receivables as of December 31, 2001 and 2000, and the amount of net charge-offs for the years then ended.

-----------------------------------------------------------------------

                                             2001              2000
                                        -------------------------------
Non-performing  premium
  finance receivables                   $ 8,204,000         7,644,000
    - as a percent of premium
       finance receivables                     2.36%             2.44%

Net charge-offs of premium
  finance receivables                   $ 2,817,000         1,156,000
    - as a percent of average
        premium finance receivables            0.79%             0.43%
-----------------------------------------------------------------------

The level of non-performing premium finance receivables, although higher than the amount at December 31, 2000, has declined since the levels at March 31, 2001, June 30, 2001 and September 30, 2001. Additionally, non-performing premium finance receivables as a percent of total premium finance receivables outstanding declined to 2.36% at December 31, 2001, from 2.73% and 2.44% at September 30, 2001 and December 31, 2000, respectively. As previously noted, the Company eliminated more than 1,300 relationships with insurance agencies that were referring business to our premium finance subsidiary that had relatively small balances and higher than normal delinquency rates. The business associated with those accounts is gradually becoming a less significant percent of the entire portfolio. Management continues to see progress in this portfolio and expects the relative level of non-performing loans related to this portfolio to decline in 2002.

It is important to note that the net charge-off ratio for premium finance receivables is substantially less than the non-performing asset ratio. The ratio of non-performing premium finance receivables fluctuates throughout the year due to the nature and timing of canceled account collections from insurance carriers. Collateral for premium finance loans is essentially the unearned portion of the premium related to the underlying policy. Due to the nature of collateral for premium finance receivables, it customarily takes 60-150 days to convert the collateral into cash collections. Accordingly, the level of non-performing premium finance receivables is not necessarily indicative of the loss inherent in the portfolio. In the event of default, the Company has the ability to cancel the insurance policy and collect the unearned portion of the premium from the insurance carrier. In the event of cancellation, the cash returned in payment of the unearned premium by the insurer should generally be sufficient to cover the receivable balance, the interest and other charges due. Due to notification requirements and processing time by most insurance carriers, many receivables will become delinquent beyond 90 days while the insurer is processing the return of the unearned premium. Management continues to accrue interest until maturity as the unearned premium is ordinarily sufficient to pay-off the outstanding balance and contractual interest due.


NON-PERFORMING INDIRECT AUTO LOANS

Total non-performing indirect automobile loans were $857,000 at December 31, 2001 and $618,000 at December 31, 2000. The ratio of these non-performing loans to total indirect automobile loans was 0.47% at December 31, 2001 and 0.30% at December 31, 2000. As noted in the Allowance for Possible Loan Losses table, net charge-offs as a percent of total indirect automobile loans decreased to 0.46% in 2001 from 0.50% in 2000. Despite the increase in the level of net non-performing loans, these ratios continue to be below standard industry ratios for this type of lending. Due to the impact of the current economic and competitive environment surrounding this type of lending, management has been reducing the level of new indirect automobile loans originated. Indirect automobile loans at December 31, 2001were $184 million, a decrease of $19 million, or 10%, from the balance at December 31, 2000.

Potential Problem Loans. In addition to those loans disclosed under "Past Due Loans and Non-performing Assets," there are certain loans in the portfolio which management has identified, through its problem loan identification system, which exhibit a higher than normal credit risk. However, these loans are still considered performing and, accordingly, are not included in non-performing loans. Examples of these potential problem loans include certain loans that are in a past-due status, loans with borrowers that have recent adverse operating cash flow or balance sheet trends, or loans with general risk characteristics that the loan officer feels might jeopardize the future timely collection of principal and interest payments. Management's review of the total loan portfolio to identify loans where there is concern that the borrower will not be able to continue to satisfy present loan repayment terms includes factors such as review of individual loans, recent loss experience and current economic conditions. The principal balances of potential problem loans as of December 31, 2001 and 2000 were approximately $23.8 million and $11.9 million, respectively. The December 31, 2001 balance includes two loans totalling $10.1 million. Both loans are within the local geographic footprint of Wintrust, represent long-term banking relationships and are supported with collateral.

Loan Concentrations. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans exceeding 10% of total loans at December 31, 2001, except for loans included in the premium finance operating segment.


EFFECTS OF INFLATION

A banking organization's assets and liabilities are primarily monetary. Changes in the rate of inflation do not have as great an impact on the financial condition of a bank as do changes in interest rates. Moreover, interest rates do not necessarily change at the same percentage as does inflation. Accordingly, changes in inflation are not expected to have a material impact on the Company. An analysis of the Company's asset and liability structure provides the best indication of how the organization is positioned to respond to changing interest rates.


FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to the Company's projected growth, anticipated improvements in earnings, earnings per share and other financial performance measures, and management's long-term performance goals, as well as statements relating to the anticipated effects on financial results of condition from expected development or events, the Company's business and growth strategies, including anticipated internal growth, plans to form additional de novo banks and to open new branch offices, and to pursue additional potential development or acquisition of banks or specialty finance businesses. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:


o The level of reported net income, return on average assets and return on average equity for the Company will in the near term continue to be impacted by start-up costs associated with de novo bank formations, branch openings, and expanded trust and investment operations. De novo banks typically require 13 to 24 months of operations before becoming profitable, due to the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets.


o    The  Company's  success to date has been and will  continue  to be strongly
     influenced  by  its  ability  to  attract  and  retain  senior   management
     experienced in banking and financial services.


o Although management believes the allowance for possible loan losses is adequate to provide for losses inherent in the existing portfolio of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual future loan or lease losses.

o If market interest rates should move contrary t the Company's gap position on interest earning assets and interest bearing liabilities, the "gap" will work against the Company and its net interest income may be negatively affected.


o The financial services business is highly competitive which may affect the pricing of the Company's loan and deposit products as well as its services.


o The Company's ability to adapt successfully to technological changes to compete effectively in the marketplace.


o Unforeseen future events that may cause slower than anticipated development and growth of the Tricom business or changes in the temporary staffing industry.


o Changes in the economic environment, competition, or other factors, may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing and may affect the Company's ability to successfully pursue acquisition and expansion strategies.


o The Company's ability to recover on the loss resulting from the fraudulent loan scheme perpetrated against the Company's premium finance subsidiary in the third quarter of 2000.


o Unforeseen future events surrounding the brokerage and asset management business, including competition and related pricing of brokerage and asset management products and difficulties integrating the acquisition of the Wayne Hummer Companies.

DIRECTORS & Officers
--------------------------------------------------------------------------------

Wintrust Financial Corporation
------------------------------

DIRECTORS

Joseph Alaimo
Peter D. Crist
Bruce K. Crowther
Maurice F. Dunne, Jr. (Emeritus)
Bert A. Getz, Jr.
William C. Graft
Kathleen R. Horne
Raymond L. Kratzer
John S. Lillard (Chairman)
James B. McCarthy
Marguerite Savard McKenna
Albin F. Moschner
Dorothy M. Mueller
Thomas J. Neis
Christopher J. Perry
Hollis W. Rademacher
J. Christopher Reyes
Peter P. Rusin
John N. Schaper
John J. Schornack
Ingrid S. Stafford
Katharine V. Sylvester
Lemuel H. Tate (Emeritus)
Edward J. Wehmer
Larry V. Wright

OFFICERS

Edward J. Wehmer
President & Chief Executive Officer
David A. Dykstra
Senior Executive Vice President,
Chief Operating Officer & Chief
Financial Officer
Lloyd M. Bowden
Executive Vice President/Technology
Robert F. Key
Executive Vice President/Marketing
Richard B. Murphy
Executive Vice President/Chief
Credit Officer
Barbara A. Kilian
Senior Vice President/Finance
David L. Stoehr
Senior Vice President/Finance
Michael A. Cherwin
Vice President/Human Resources
David J. Galvan
Vice President/Investments
Richard J. Pasminski
Vice President/Controller
Jay P. Ross
Vice President/Database Marketing
Jolanta K. Slusarski
Vice President/Compliance
Helene A. Torrenga
Assistant Vice President/Finance


Lake Forest Bank & Trust Company
--------------------------------

DIRECTORS

Maurice F. Dunne, Jr. (Emeritus)
Maxine P. Farrell
Francis Farwell (Emeritus)
Randolph M. Hibben
Eugene Hotchkiss
Moris T. Hoversten (Emeritus)
John S. Lillard
Frank Mariani
John J. Meierhoff
Albin F. Moschner
Joseph Pasquesi
Hollis W. Rademacher
J. Christopher Reyes
Ellen Stirling
Edward J. Wehmer

EXECUTIVE OFFICERS

Randolph M. Hibben
Chairman & CEO
Edward J. Wehmer
Vice Chairman
John J. Meierhoff
President
Rachele L. Wright
President/Bank of Highwood-Fort Sheridan
Mary Beth Jones
President-West Lake Forest
Sandra McCraren
President-Highland Park

LOANS

Kurt K. Prinz
Executive Vice President/Senior Credit Officer
Kathryn Walker-Eich
Executive Vice President/Commercial Lending
Steve L. Madden
Senior Vice President/Commercial Lending
Janice C. Nelson
Senior Vice President/Consumer Lending
Stephen Milota
Vice President/Commercial Lending
Lori Higgins
Vice President/Loan Administration
Mary Satherlie
Vice President-West Lake Forest
Pat McNeilly
Assistant Vice President-Highwood
Laura Cascarano
Assistant Vice President-Highwood

Todd K. Grubich
Commercial Loan Officer
Maria Santello
Mortgage Loan Officer-Highwood
Susan Potash
Loan Servicing Officer-Highwood
Jane Gibbs
Loan Administration Officer-Highwood
Christopher Baker
Commercial Banking Officer/Credit Analyst-
West Lake Forest
James C. Miller
Assistant Vice President/MMF Leasing Services

PERSONAL BANKING

Lynn Van Cleave
Senior Vice President
Judy Moloney
Assistant Vice President
Michelle Parnell
Personal Banking Officer
Piera Dallabattista
Assistant Vice President-Highwood
April Thompson
Personal Banking Officer-Highwood
Shilpa Patel
Personal Banking Officer-West Lake Forest
Thomas Groth
Personal Banking Officer-West Lake Forest
Twila D. Hungerford
Vice President/Manager-Lake Bluff

OPERATIONS/FINANCE/OTHER

Mary Ann Gannon
Senior Vice President
Richard J. Pasminski
Vice President/Controller
Margaret Zacher
Assistant Controller
Kathleen E. Bickmore
Assistant Vice President/Operations
Pamela Barker
Assistant Vice President/Operations
Andrea Levitt
Administration Officer
Carolyn P. Szymanski
Public Relations Officer
Jo Marie Loesch
Operations Officer


HINSDALE BANK & Trust Company
--------------------------------

DIRECTORS

Peter D. Crist
Diane Dean
Donald Gallagher
Elise Grimes
Robert D. Harnach
Dennis J. Jones
Douglas J. Lipke
James B. McCarthy
James P. McMillin
Mary Martha Mooney
Frank J. Murnane, Sr. (Emeritus)
Richard B. Murphy
Joel Nelson (Emeritus)
Margaret O'Brien Stock
Hollis W. Rademacher
Ralph J. Schindler
Katharine V. Sylvester
Robert Thompson
Edward J. Wehmer
Lorraine Wolfe

EXECUTIVE OFFICERS

Dennis J. Jones
Chairman & CEO
Richard B. Murphy
President
David LaBrash
President-Clarendon Hills Bank
Stephen C. Pleimling
President-The Community Bank of
Western Springs
Roberta Head
President--Riverside Bank

LOANS

Richard Stefanski
Senior Vice President/Indirect
Lending
Eric Westberg
Senior Vice President/Mortgages
Kay Olenec
Senior Vice President/Mortgages
Edward Farrel
Senior Vice President
Robert D. Meyrick
Vice President/Indirect Lending
Timothy S. Murphy
Vice President/Indirect Lending
Cora Mae Corley
Assistant Vice President
Pat Gray
Assistant Vice President
Kathy Oergel
Assistant Vice President
Phyllis Long
Assistant Vice President
Brad Hettich
Commercial Loan Officer
Jason Bledsoe
Commercial Loan Officer
Matthew Corley
Commercial Loan Officer
Maria Chialdikis
Loan Processing Officer
Cheryl Cummings
Loan Processing Officer

PERSONAL BANKING/OPERATIONS

Anne O'Neill
Vice President & Cashier
Michelle Kennedy
Vice President/Controller
Michelle Paetsch
Assistant Vice President
Amy Boburka
Assistant Vice President
Holly Bishop
Assistant Vice President
Carol Franzo
Assistant Vice President
Kim Fernandez
Operations Officer
Patricia Mayo
Operations Officer
Rhonda Sippel
Accounting Officer

NORTH SHORE COMMUNITY BANK & TRUST COMPANY
------------------------------------------

DIRECTORS

Gilbert W. Bowen
T. Tolbert Chisum
Thomas J. Dammrich
Maurice F. Dunne, Jr.
James Fox (Director Emeritus)
John W. Haben
Randolph M. Hibben
Gayle Inbinder
L. Hamilton Kerr, III
Donald F. Krueger
Thomas J. McCabe, Jr.
Marguerite Savard McKenna
Robert H. Meeder
Donald L. Olson
Christopher J. Perry
Hollis W. Rademacher
John J. Schornack
Ingrid S. Stafford
Lemuel H. Tate (Chairman Emeritus)
Elizabeth C. Warren
Edward J. Wehmer
Stanley R. Weinberger
Richard J. Witry

EXECUTIVE OFFICERS

L. Hamilton Kerr, III
Chairman & CEO
Robert H. Meeder
President
Donald F. Krueger
Executive Vice President/Operations

LOANS

James L. Sefton
Executive Vice President/Senior
Credit Officer
Lauretta Burke
Senior Vice President/Lending/
Manager -Skokie
Mark A. Stec
Senior Vice President/Mortgages
John P. Burk
Vice President/Lending
Robert Clausen
Vice President/Commercial Lending
Mary Carole Gavula
Vice President/Mortgages
Susan Mundy
Vice President/Mortgages
Gina Stec
Vice President/Lending/Manager-
Winnetka
Ann T. Tyler
Vice President/Loan Administration
Richard Chan
Assistant Vice President
Romelia Lemus
Assistant Vice President
Kelly Mishka
Loan Operations Officer
Steve Bailen
Loan Officer
Jaki Trigg
Loan Operations Officer

PERSONAL BANKING

Leslie A. Niemark
Vice President/Manager-Glencoe
James P. Waters
Vice President
Catherine W. Biggam
Assistant Vice President
Michael T. Donnelly
Assistant Vice President
Eric I. Jordan
Assistant Vice President
Maureen A. Nicholl
Assistant Vice President
Diane Schwartz
Assistant Vice President
Beatrice Borre
Personal Banking Officer
David Sweeney
Personal Banking Officer
Connie Berman
Personal Banking Officer
Ingrid Brewer
Personal Banking Officer

FINANCE/OPERATIONS

John A. Barnett
Vice President/Controller
Jennifer A. Kocour
Assistant Vice President/Human
Resources/Marketing
Angelica Escobar
Assistant Controller
Karin Jacobson
Assistant Teller Manager


LIBERTYVILLE BANK & TRUST COMPANY
---------------------------------

DIRECTORS

Neville Carr
Bert Carstens
David A. Dykstra
Bert A. Getz, Jr.
Donald Gossett
Jeffrey Harger
James Mahoney
Richard Nakon
William Newell
Hollis W. Rademacher
John Schaper
Jane Stein
Jack Stoneman
Edward J. Wehmer
Edward Werdell

EXECUTIVE OFFICERS

Bert Carstens
Chairman & CEO
Edward Werdell
President
Crystal McClure
President/Wauconda Community Bank

COMMERCIAL BANKING

Brian Mikaelian
Executive Vice President/Senior Credit Officer
William Westerman
Executive Vice President
Ronald Schroeder
Senior Vice-President/Wauconda
Michael Buchert
Vice President
Randolph Webster
Vice President
Betty Berg
Vice President/Commercial Banking Services
Barbra Meyer
Credit Administration Officer

RESIDENTIAL REAL ESTATE

Scott Johnson
Vice President
Michael Spies
Vice President
Thomas Eardley
Mortgage Representative
Dorthy Nemsick
Mortgage Representative

PERSONAL BANKING

Sharon Worlin
Senior Vice President
Ursula Schuebel
Vice President
Bobbie Callese
Assistant Vice President
Deborah Motzer
Assistant Vice President
Julie Rolfsen
Assistant Vice President
Karen Schmidt
Assistant Vice President
Colleen Turley
Assistant Vice President
Karen Bouas
Assistant Vice President
Rachel Vincent
Personal Banking
Cindy Tysland
Personal Banking Officer

OPERATIONS/FINANCE

Suzanne Chamberlain
Vice President/Operations
Lynn Wiacek
Vice President/Controller
Linda Terrian
Assistant Controller
Irene Huff
Teller Operations Officer
Dwayne Nicholson
Operations Officer/MIS
Deborah Wrigley
Operations Officer/Loan
Administraion
Joy Botsford
Operations Officer/Loan
Administration

BARRINGTON BANK & TRUST COMPANY, N.A.
--------------------------------------

DIRECTORS

James H. Bishop
Raynette Boshell
Edwin C. Bruning
Dr. Joel Cristol
Bruce K. Crowther
Scott A. Gaalaas
William C. Graft
Kathleen R. Horne
Peter Hyland
Sam Oliver
Mary F. Perot
Hollis W. Rademacher
Peter P. Rusin
George L. Schueppert
Dr. Richard Smith
Richard P. Spicuzza
W. Bradley Stetson
Charles VanFossan
Edward J. Wehmer
Tim Wickstrom

EXECUTIVE OFFICERS

James H. Bishop
Chairman & CEO
W. Bradley Stetson
President
Georgeanna Mehr
President, Hoffman Estates
Community Bank

LOANS

Linda J. Schiff
Senior Vice President
Jon C. Stickney
Senior Vice President
Barbara E. Tomasello
Vice President
John D. Haniotes
Vice President
Charlotte Neault
Vice President
Christopher P. Marrs
Assistant Vice President
Peter J. Santangelo
Assistant Vice President
Karen G. Smith
Loan Administration Officer
Kathy E. Zuniga
Loan Operaions Officer

PERSONAL BANKING/OPERATIONS

Paul R. Johnson
Vice President/Retail Banking
James Weiler
Vice President/Controller
Gloria B. Andersen
Assistant Vice President
Personal Banking

CRYSTAL LAKE BANK & TRUST
COMPANY, N.A.
-------------------------

DIRECTORS

Ronald Bykowski
Charles D. Collier
Henry L. Cowlin
Donald Franz
John W. Fuhler
Diana Kenney
Dorothy M. Mueller
Thomas J. Neis
Marshall Pedersen
Anthony Pintozzi Jr.
Ormel J. Prust
Hollis W. Rademacher
Candy Reedy
Nancy Riley
Robert Robinson
Robert C. Staley
James Thorpe
Edward J. Wehmer (Chairman)

EXECUTIVE OFFICERS

Charles D. Collier
President & CEO
James Thorpe
Executive Vice President/Loans
Pam Umbarger
Senior Vice President/Operations
Phil Oeffling
President-McHenry Bank & Trust
Ormel J. Prust
Executive Vice President-McHenry
Bank & Trust

LOANS

Monica Garver
Vice President, Manager/Residential Loans
Mark J. Peteler
Vice President/Construction Loans
Rosemarie Smith
Vice President-McHenry Bank & Trust
Joan Bassak
Vice President

PERSONAL BANKING/OPERATIONS

Pamela L. Bialas
Assistant Vice President
Peter Fidler
Controller


NORTHBROOK BANK & TRUST COMPANY
----------------------------------

DIRECTORS

Patrick J. Caruso
Daniel E. Craig
David A. Dykstra
Rockwood S. Edwards
Joel S. Garson
Amy C. Kurson
David P. Masters
Hollis W. Rademacher
Penelope J. Randel
Richard C. Rushkewicz
Jeffrey B. Steinback
Todd W. Stetson
Edward J. Wehmer (Chairman)

EXECUTIVE OFFICERS

Richard C. Rushkewicz
President and CEO
David P. Masters
Executive Vice President/Lending

LOANS

Kathryn A. Nellis
Assistant Vice President

PERSONAL BANKING

Kenneth E. Tremaine
Senior Vice President
Patricia A. Klingeman
Personal Banking Officer
Marla S. Giblichman
Personal Banking Officer

FINANCE/OPERATIONS

Edward W. Bettenhausen
Senior Vice President
Rosemarie D. Mann
Operations Officer

WINTRUST ASSET MANAGEMENT COMPANY
---------------------------------

DIRECTORS

Joseph Alaimo
James F. Duca II
David A. Dykstra
Bert A. Getz, Jr.
Robert Harnach
Randolph M. Hibben
John S. Lillard
Hollis W. Rademacher
Richard P. Spicuzza
Robert C. Staley
Edward J. Wehmer
Stanley R. Weinberger

EXECUTIVE OFFICERS

Joseph Alaimo
Chairman
James F. Duca II
President & CEO

OFFICERS

Maria Bora
Trust Officer/Lake Forest
Susan Gavinski
Assistant Vice President/Lake Forest
Judith McAndrew
Trust Officer/Lake Forest
Anita E. Morris
Vice President/Lake Forest
Laura H. Olson
Vice President/Lake Forest
Virginia Rickmeier
Trust Officer/Lake Forest
Sandra L. Shinsky
Vice President/Lake Forest
Joseph Vanderbosch
Vice President/Lake Forest
Edward Edens
Vice President/Hinsdale
Gerard B. Leenheers
Vice President/Hinsdale
Kevin D. Mitzit
Vice President/Hinsdale
Kay Stevens
Vice President/Hinsdale
Ann Wiesbrock
Vice President/Hinsdale
T. Tolbert Chisum
Managing Director of
Marketing/North Shore
Jennifer Czerwinski
Vice President/North Shore
Elizabeth Karabatsos
Trust Officer/North Shore
Timothy J. Keefe
Vice President/Barrington
Kenneth H. Cooke
Vice President/Northbrook

WAYNE HUMMER INVESTMENTS L.L.C.
-------------------------------

DIRECTORS

Steven R. Becker
James F. Duca II
David A. Dykstra
Laura A. Kogut
Raymond L. Kratzer
John S. Lillard
Edward J. Wehmer
Richard Wholey

EXECUTIVE OFFICERS

Raymond L. Kratzer
Chief Executive Officer
George T. "Ted" Becker
Executive Vice President, Chief Financial Officer
Laura A. Kogut
Executive Vice President, Chief Operations
Officer
David P. Poitras
Executive Vice President & Director of Fixed
Income

FOCUSED INVESTMENTS L.L.C.
---------------------------

EXECUTIVE OFFICERS:

Laura A. Kogut
President & CEO
Jenny J. Charles
Chief Operations Officer
Daniel J. Marks
Chief Financial Officer & Relationship Manager
Thomas E. Stamborski, CFP
National Sales Manager & Director of Marketing

WAYNE HUMMER MANAGEMENT
COMPANY
---------------------------

DIRECTORS

Joseph Alaimo
Mark H. Dierkes
James F. Duca II
David A. Dykstra
Phillip W. Hummer
John S. Lillard
David P. Poitras
Thomas J. Rowland
Edward J. Wehmer

EXECUTIVE OFFICERS

Mark H. Dierkes, CFA
Managing Director, First Vice
President/Investments
Philip W. Hummer
Managing Director
David P. Poitras
Managing Director, First Vice
President
Thomas Rowland, CFA
Managing Director, First Vice
President/Investments

ADMINISTRATION

Amy B. Goeldner, CFA
Vice President, Portfolio
Manager
David D. Cox, CFA
Portfolio Manager
Damaris (Doni) E. Martinez
Vice President/Administration
Jean M. Maurice
Treasurer

FIRST INSURANCE FUNDING CORP.
-----------------------------

DIRECTORS

Frank J. Burke
David A. Dykstra
Hollis W. Rademacher
Edward J. Wehmer (Chairman)

EXECUTIVE OFFICERS

Frank J. Burke
President & CEO
Robert G. Lindeman
Executive Vice President/Information
Technology
Mark A. Steenberg
Executive Vice President/Operations

FINANCE/MARKETING/OPERATIONS

Michelle H. Perry
Senior Vice President/CFO
Matthew E. Doubleday
Senior Vice President/Marketing
Mark C. Lucas
Senior Vice President/Asset
Management
G. David Wiggins
Senior Vice President/Loan
Origination
Kimberly J. Malizia
Vice President/Cash Management
John W. Dixon
Vice President/General Counsel
Amy J. Evola
Vice President/Inside Sales
Mary Kay Francel
Assistant Vice President/
Cash Management
Russell L Goldstein
Assistant Vice President/Asset
Management

TRICOM, INC. OF MILWAUKEE
----------------------------

DIRECTORS

Julie Ann Blazei
David A. Dykstra
Dennis J. Jones
John Leopold
Mary Martha Mooney
Hollis W. Rademacher
Katharine V. Sylvester
Edward J. Wehmer (Chairman)

SENIOR STAFF

John Leopold
President
Julie Ann Blazei
Director of Operations and
Technology Officer
Mary Jo Heim
Accounting Manager
Linda Walsch
Payroll Services Manager
Laura Dykstra
Client Services Manager
Sandra Sell
Credit Manager/Account
Executive

WINTRUST INFORMATION TECHNOLOGY
SERVICES (WITS)
-----------------------------------

OFFICERS

Loyd Bowden
President
Sue Greffin
Internet Banking Manager
Tara Delaney-Grimes
Item Imaging Manager
Glenn Ritchie
Senior Systems Engineer
Dennis Brower
Senior Network Engineer
Ron Henriksen
Advanced Network Engineer

CORPORATE LOCATIONS
--------------------------------------------------------------------------------

WINTRUST FINANCIAL CORPORATION
727 North Bank Lane
Lake Forest, IL 60045
847-615-4096
www.wintrust.com

LAKE FOREST BANK & Trust Company

Lake Forest Locations

Main Bank
727 North Bank Lane
Lake Forest, IL 60045
847-234-2882
www.lakeforestbank.com

Main Drive-thru
780 North Bank Lane
Lake Forest, IL 60045
847-615-4022

West Lake Forest
810 South Waukegan Avenue
Lake Forest, IL 60045
847-615-4080

West Lake Forest Drive-thru
911 Telegraph Road
Lake Forest, IL 60045
847-615-4098

Lake Bluff
103 East Scranton Avenue
Lake Bluff, IL 60044
847-615-4060

Bank of Highwood - Fort Sheridan
507 Sheridan Road
Highwood, IL 60040
847-266-7600
www.bankofhwfs.com

Highland Park Bank & Trust
600 Central Avenue
Port Clinton Square
Suite 142 (Facing First Street)

Highland Park, Illinois 60035
(opening soon)

MMF Leasing Services
810 S. Waukegan Road
Lake Forest, IL 60045
847-604-5060

HINSDALE BANK & TRUST COMPANY

Hinsdale Locations

Main Bank
25 East First Street
Hinsdale, IL 60521
630-323-4404
www.hinsdalebank.com

Drive-thru
130 West Chestnut
Hinsdale, IL 60521
630-655-8025

Clarendon Hills Bank
200 West Burlington Avenue
Clarendon Hills, IL 60514
630-323-1240
www.clarendonhillsbank.com

ATM Drive-thru
5 South Walker Ave
Clarendon Hills, IL 60514

The Community Bank of Western Springs
1000 Hillgrove Avenue
Western Springs, IL 60558
708-246-7100
www.communitybankws.com

Riverside Bank
17 E. Burlington
Riverside, IL 60546
708-447-3222
www.bankriverside.com

NORTH SHORE COMMUNITY BANK &
TRUST COMPANY

Wilmette Locations
Main Bank
1145 Wilmette Avenue
Wilmette, IL 60091
847-853-1145
www.nscbank.com

Drive-thru
720 12th Street
Wilmette, IL 60091

4th & Linden Walk-up
351 Linden Ave
Wilmette IL 60091

Glencoe Locations
362 Park Avenue
Glencoe, IL 60022
847-835-1700

Drive-thru
633 Vernon Avenue
Glencoe, IL 60022

Winnetka
576 Lincoln Ave
Winnetka, IL 60093
847-441-2265

Skokie
5049 Oakton Street
Skokie, IL 60077
847-933-1900

LIBERTYVILLE BANK & TRUST COMPANY
Libertyville Locations

Main Bank
507 North Milwaukee Avenue
Libertyville, IL 60048
847-367-6800
www.libertyvillebank.com

Drive-thru
201 Hurlburt Court
Libertyville, IL 60048
847-247-4045

South Libertyville
1167 South Milwaukee Avenue
Libertyville, IL 60048
847-367-6800

Wauconda Community Bank
Main Bank
495 West Liberty Street
Wauconda, IL 60084
847-487-2500
www.waucondabank.com

Drive-thru
1180 Dato Lane
Wauconda, IL 60084
847-487-3770

BARRINGTON BANK & TRUST COMPANY

Barrington Locations
Main Bank
201 S. Hough Street
Barrington, IL 60010
847-842-4500
www.barringtonbank.com

Mortgage Department
202 S. Cook Street
Barrington, IL 60010
847-842-4674
Corporate Locations

Community Advantage
202 S. Cook Street
Barrington, IL 60010
847-842-7980
www.community-advantage.com

Hoffman Estates Community Bank
1375 Palatine Road
Hoffman Estates, IL 60195
847-963-9500
www.hecommunitybank.com

CRYSTAL LAKE BANK & TRUST COMPANY
Crystal Lake Locations
Main Bank
70 N. Williams Street
Crystal Lake, IL 60014
815-479-5200
www.crystallakebank.com

Drive-thru
27 N. Main Street
Crystal Lake, IL 60014

South Crystal Lake
1000 McHenry Avenue
Crystal Lake, IL 60014
815-479-5715

McHenry Bank & Trust
3322 West Elm Street
McHenry, IL 60050
815-344-6600
www.mchenrybank.com

NORTHBROOK BANK & TRUST COMPANY
Main Bank
1100 Waukegan Road
Northbrook, Illinois 60062
847-418-2800
www.northbrookbank.com

WINTRUST ASSET MANAGEMENT
COMPANY
727 North Bank Lane
Lake Forest, IL 60045
847-234-2882

25 East First Street
Hinsdale, IL 60521
630-323-4404

720 12th Street - 2nd Floor
Wilmette, IL 60091
847-853-2093

201 S. Hough Street
Barrington, IL 60010
847-842-4500

1100 Waukegan Road
Northbrook, IL 60062
847-418-2800

WAYNE HUMMER INVESTMENTS, L.L.C.
300 South Wacker
Suite 1500
Chicago, Illinois 60606
312-431-1700
www.whummer.com

200 East Washington St.
Appleton, WI 54911
920-734-1474

WAYNE HUMMER MANAGEMENT
COMPANY
300 South Wacker
Suite 1340
Chicago, IL 60606
312-431-1700
www.whmgmtco.com

FOCUSED INVESTMENTS L.L.C.
300 South Wacker
Suite 1680
Chicago, Illinois 60606
312-431-1700
www.focusedinvestments.com

FIRST INSURANCE FUNDING CORP.
450 Skokie Blvd., Suite 1000
Northbrook, IL 60062
847-374-3000
www.firstinsurancefunding.com

TRICOM, INC. OF MILWAUKEE
11270 West Park Place
Suite 100
Milwaukee, WI 53224
414-410-2200
www.tricom.com

WINTRUST IMFORMATION TECHNOLGY
SERVICES
851 North Villa Ave.
Villa Park. IL 60181
630-516-4060

CORPORATE INFORMATION
--------------------------------------------------------------------------------

PUBLIC LISTING AND MARKET SYMBOL

The Company's Common Stock is
traded on The Nasdaq Stock Market(R)
under the symbol WTFC. The stock
abbreviation appears as "WintrstFnl" in
the Wall Street Journal.

WEBSITE LOCATION

The Company maintains a financial
relations internet website at the following location: www.wintrust.com

ANNUAL MEETING OF SHAREHOLDERS

May 23, 2002
Hyatt Deerfield
1750 Lake Cook Road
Deerfield, Illinois
10:00 A.M.

FORM 10-K

The Form 10-K Annual Report to the
Securities and Exchange Commission
will be available to holders of record
upon written request to the Secretary
of the Company. The information is
also available on the Internet at the
Securities and Exchange Commission's
website. The address for the
web site is: http://www.sec.gov.

TRANSFER AGENT
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Telephone: 312-427-2953
Facsimile: 312-427-2879

PRIMARY MARKET MAKERS FOR
WINTRUST FINANCIAL CORPORATION
COMMON STOCK

Advest, Inc.
First Union Securities, Inc.
Howe Barnes Investments, Inc.
RBC Dain Rauscher Capital Markets
Sandler O'Neill & Partners
Stifel, Nicolaus & Company, Inc.
U.S. Bancorp Piper Jaffray
William Blair & Co.